UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-4F

(Rule 13e-102)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-4 THEREUNDER

THOMSON REUTERS CORPORATION

(Exact name of Issuer as specified in its Charter)

Ontario, Canada

(Jurisdiction of Issuer’s Incorporation or Organization)

Thomson Reuters Corporation

(Name(s) of Person(s) Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

884903105

(CUSIP Number of Class of Securities)

Thomson Reuters Corporation

333 Bay Street, Suite 400

Toronto, Ontario M5H 2R2, Canada

Attn: Erin Brown, Treasurer

(416) 687-7500

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of the person(s) filing statement)

with a copy to:

Deirdre Stanley, Executive Vice President, General Counsel & Secretary Thomson Reuters Holdings Inc. 3 Times Square New York, New York 10036 (646) 223-4000	Andrew J. Beck, Esq. Mile T. Kurta, Esq. Torys LLP 1114 Avenue of the Americas New York, New York 10036 (212) 880-6000

August 28, 2018

(Date tender offer first published, sent or given to security holders)

CALCULATION OF FILING FEE:

Transaction Valuation	Amount of Filing Fee

US$9,000,000,000(1)	US$1,120,500.00(1)
(1)

The fee has been calculated pursuant to the instructions for Schedule 13E-4F as prescribed by Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on a maximum aggregate purchase price of US$9,000,000,000.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Registration No.:
Filing Party:
Form:	Date Filed:

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

Document 1: Offer to Purchase and Circular dated August 28, 2018

Document 2: Letter of Transmittal

Document 3: Notice of Guaranteed Delivery

Item 2.	Informational Legends

See the cover of the Offer to Purchase and Circular.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, lawyer, accountant or other professional advisor. For further information, you may also telephone Kingsdale Advisors, the information agent, toll free in North America at 1-866-851-3215 or collect at 1-416-867-2272.

This Offer (as defined below) has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offense.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, and deposits will not be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of that jurisdiction. However, Thomson Reuters may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and to extend the Offer to shareholders in such jurisdiction.

For U.S. shareholders: The Offer is made by a Canadian issuer for its own securities, and while the Offer is subject to disclosure requirements of Canada, investors should be aware that these requirements are different from those of the United States. Financial statements incorporated by reference herein have been prepared in accordance with international financial reporting standards and thus may not be comparable to financial statements of United States companies. The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the issuer is located in Canada, and that some of its officers and directors are non-residents of the United States.

August 28, 2018

OFFER TO PURCHASE FOR CASH

UP TO US$9.0 BILLION IN VALUE OF OUR COMMON SHARES AT A PURCHASE PRICE

OF NOT LESS THAN US$42.00 AND NOT MORE THAN US$47.00 PER COMMON SHARE

Thomson Reuters Corporation hereby offers to purchase common shares of our company validly tendered and not properly withdrawn having an aggregate purchase price not exceeding US$9.0 billion. The purchase price per share (the “Purchase Price”) will be determined in the manner described below but will not be less than US$42.00 per share and not more than US$47.00 per share. The Offer and all deposits of shares are subject to the terms and conditions set forth in this Offer to Purchase, the accompanying Issuer Bid Circular, the related Letter of Transmittal and the related Notice of Guaranteed Delivery (which together constitute the “Offer”).

The Offer will commence on the date set forth above and expire at 11:59 p.m. (Toronto time) on October 2, 2018 or at such time and date to which we may extend the Offer (such time on such date referred to as the “Expiration Date”). We reserve the right to withdraw the Offer and not take up and pay for any shares deposited pursuant to the Offer unless the conditions of the Offer, including the closing of our proposed sale of a 55% interest in our Financial & Risk business (the “F&R Transaction”), are satisfied or waived by us. See Section 7 of this Offer to Purchase, “Conditions of the Offer”.

Shareholders who wish to accept the Offer may do so in one of three ways by making:

•

an auction tender pursuant to which they agree to sell to us at a specified price per share (not less than US$42.00 and not more than US$47.00 and in increments of US$0.25 within that range) a specified number of shares owned by them (an “Auction Tender”);

•

a purchase price tender pursuant to which they agree to tender a number of shares to us at the Purchase Price determined pursuant to the Offer (a “Purchase Price Tender”), understanding that if they make a Purchase Price Tender, for the purposes of determining the Purchase Price, such shares will be deemed to have been tendered at the minimum price of US$42.00 per share; or

•

a proportionate tender pursuant to which they agree to sell to us at the Purchase Price, to be determined pursuant to the Offer, a number of shares that will result in them maintaining their respective proportionate equity ownership in our company following completion of the Offer (a “Proportionate Tender”).

- ii -

Shareholders who validly deposit shares without specifying the method in which they are tendering their shares, or who make an invalid Proportionate Tender, including by tendering an insufficient number of shares, will be deemed to have made a Purchase Price Tender. Shareholders also have the option to structure their tender of shares pursuant to the Offer (whether such tender is an Auction Tender, a Purchase Price Tender or a Proportionate Tender) as a “Qualifying Holdco Alternative” by electing to complete certain corporate reorganization steps and then tendering shares subject to such reorganization (rather than tendering directly to us), as described in Section 12 of this Offer to Purchase, “Qualifying Holdco Alternative”. Any shares tendered using the Qualifying Holdco Alternative will also be purchased at the Purchase Price and be subject to pro-ration as described herein.

We are conducting the Offer through a “modified Dutch Auction” procedure. This procedure allows a shareholder making an Auction Tender to select a price of not more than US$47.00 per share and not less than US$42.00 per share (in increments of US$0.25) at which that shareholder is willing to deposit all or part of its shares. As promptly as practicable after 11:59 p.m. (Toronto time) on October 2, 2018, we will, upon the terms and subject to the conditions of the Offer, determine the price per share that we will pay for shares validly deposited pursuant to the Offer and not withdrawn.

The Purchase Price will be determined in the manner described herein but will be not more than US$47.00 per share and not less than US$42.00 per share, taking into account the auction prices and the number of shares deposited pursuant to Auction Tenders and Purchase Price Tenders (with shares the subject of Purchase Price Tenders being considered for purposes of determining the Purchase Price to have been tendered at the minimum price of US$42.00 per share). The Purchase Price will be the lowest price per share that will enable us to purchase the maximum number of shares validly deposited pursuant to Auction Tenders and Purchase Price Tenders and not withdrawn having an aggregate purchase price not exceeding the Auction Tender Limit Amount (as defined herein). See Section 2 of this Offer to Purchase, “Purchase Price”.

The Purchase Price will be denominated in U.S. dollars and our company’s obligation to make payment of amounts owing to a depositing shareholder whose shares are taken up will be made in U.S. dollars. However, shareholders may elect to receive payment of the Purchase Price in Canadian dollars as described in this Offer to Purchase. In such cases, the risk of any fluctuation in exchange rates, including risks relating to the particular date and time at which funds are converted, will be borne solely by the shareholder wishing to receive payment in Canadian dollars.

We will publicly announce the Purchase Price following the Expiration Date and, upon the terms and subject to the conditions of the Offer (including the pro-ration provisions and the preferential acceptance of odd lots, each as described herein), we will pay the Purchase Price in cash (subject to applicable withholding taxes, if any) to all shareholders who have validly deposited (and have not withdrawn) their shares pursuant to Auction Tenders at prices equal to or less than the Purchase Price or pursuant to Purchase Price Tenders or Proportionate Tenders.

If the Offer would result in an aggregate purchase price of more than US$9.0 billion, we will purchase a pro-rated portion of the shares tendered pursuant to Auction Tenders at or below the Purchase Price and Purchase Price Tenders (after giving preferential treatment to shareholders holding fewer than 100 shares (referred to as “Odd Lot Holders”) who deposit all of their shares pursuant to the Offer and after taking into account shares tendered in Proportionate Tenders). See Section 3 of this Offer to Purchase, “Number of Shares, Pro-ration”, for additional details, including the formula that we will use to determine pro-ration.

Regardless of pro-ration, upon the terms and subject to the conditions of the Offer, we will always purchase at the Purchase Price a number of shares from shareholders making valid Proportionate Tenders that results in such tendering shareholders maintaining their respective proportionate equity ownership in our company following completion of the Offer. See Section 3 of this Offer to Purchase, “Number of Shares, Pro-ration”. If no Auction Tenders or Purchase Price Tenders are made pursuant to the Offer, we will not purchase any shares pursuant to the Offer.

- iii -

All Auction Tenders, Purchase Price Tenders, and Proportionate Tenders will be subject to adjustment to avoid the purchase of fractional shares (rounding down to the nearest whole number of shares). All payments to shareholders will be subject to deduction of applicable withholding taxes. See Section 12 of the Circular, “Income Tax Considerations”.

All shares not purchased (including all shares deposited pursuant to Auction Tenders at prices in excess of the Purchase Price), shares not purchased due to pro-ration and shares not accepted for purchase, will be returned to the depositing shareholder as soon as practicable after the Expiration Date or termination of the Offer without expense to the depositing shareholder.

We have concluded that we can rely on the “liquid market exemption” specified in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. In addition, our board of directors has obtained a liquidity opinion from one of the Dealer Managers, TD Securities Inc., to the effect that, based on and subject to the qualifications, assumptions and limitations stated in the liquidity opinion, there is a liquid market for the shares as of August 27, 2018, and that it is reasonable to conclude that, following the completion of the Offer in accordance with its terms, there will be a market for holders of shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. A copy of the liquidity opinion of TD Securities Inc. is attached hereto as Schedule A.

As of August 24, 2018, 699,996,846 shares were issued and outstanding and, accordingly, the Offer is for up to 214,285,714 shares or approximately 30.6% of the total number of issued and outstanding shares if the Purchase Price is determined to be US$42.00 (which is the minimum price per share pursuant to the Offer) or up to 191,489,361 shares or approximately 27.4% of the total number of issued and outstanding shares if the Purchase Price is determined to be US$47.00 (which is the maximum price per share pursuant to the Offer). The shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “TRI”. On August 24, 2018 (the last trading day before the terms of the Offer were announced), the closing price of the shares on the NYSE was US$42.92 per share and on the TSX was C$55.87 per share. The minimum price per share of US$42.00 offered in the Offer is less than the closing price per share on the NYSE on the last trading day before the announcement of the terms of the Offer. During the past 12 months ended August 24, 2018, the prices of the shares on the NYSE have ranged from a low of US$36.52 to a high of US$48.61 per share and on the TSX have ranged from a low of C$46.69 to a high of C$61.11 per share.

As of August 24, 2018, our principal shareholder, The Woodbridge Company Limited and its affiliates (collectively, “Woodbridge”), beneficially owned, directly or indirectly, 451,174,957 shares, representing approximately 64% of the issued and outstanding shares. Woodbridge has agreed with our company to make a Proportionate Tender pursuant to the Offer. As a result of its Proportionate Tender, we expect that Woodbridge will maintain its proportionate equity ownership in our company immediately following completion of the Offer. Woodbridge believes that it should participate in the Offer by making a Proportionate Tender because doing so as our principal shareholder is in the interests of fair treatment of all shareholders. See Section 8 of the Circular, “Woodbridge Tender Commitment” and Section 11 of the Circular, “Intention to Deposit Shares”.

We have suspended purchases of our shares pursuant to our normal course issuer bid (“NCIB”) announced on May 24, 2018 until after the Expiration Date or date of termination of the Offer. During the 12 months ended August 24, 2018, we have purchased and cancelled a total of 18,215,398 shares pursuant to our NCIB.

None of Thomson Reuters, our board of directors, the Dealer Managers, the Depositary or the Information Agent makes any recommendation to any shareholder as to whether to deposit or refrain from depositing shares pursuant to the Offer. Shareholders are urged to evaluate carefully all information in the Offer, consult their own financial, legal, investment and tax advisors and make their own decisions as to whether to deposit shares pursuant to the Offer, and, if so, how many shares to deposit and whether to specify a price and, if so, at what price to deposit such shares. See Section 3 of the Circular, “Purpose and Effect of the Offer”. Shareholders must make their own decisions as to whether to deposit shares pursuant to the Offer.

- iv -

Shareholders should carefully consider the income tax consequences of depositing shares pursuant to the Offer. See Section 12 of the Circular, “Income Tax Considerations”.

Shareholders wishing to deposit all or any portion of their shares pursuant to the Offer (including shares which the shareholder has elected to have purchased pursuant to the Qualifying Holdco Alternative) must comply in all respects with the delivery procedures described herein. See Section 5 of this Offer to Purchase, “Procedure for Depositing Shares”.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THOMSON REUTERS AS TO WHETHER YOU SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THIS OFFER. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THOMSON REUTERS.

No Canadian, U.S. or foreign securities commission has approved or disapproved of this Offer or passed upon the merits or fairness of this Offer or passed upon the adequacy or accuracy of the information contained in this Offer. Any representation to the contrary is a criminal offense.

Any questions or requests for information regarding the Offer should be directed to the Depositary, Computershare Trust Company of Canada, the Information Agent, Kingsdale Advisors, or one of the Dealer Managers, Merrill Lynch Canada Inc., TD Securities Inc. and Merrill, Lynch, Pierce, Fenner & Smith Incorporated, at the addresses and telephone numbers set forth below.

The Offer will expire at 11:59 p.m. (Toronto time) on October 2, 2018, unless extended or withdrawn.

The Depositary for the Offer is:	The Dealer Managers for the Offer in Canada are:

Computershare Trust Company of Canada 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1 Canada Toll Free in Canada and the U.S.: 1-800-564-6253 Outside North America: 1-514-982-7888	Merrill Lynch Canada Inc. Brookfield Place Bay/Wellington Tower 181 Bay Street, Suite 400 Toronto, Ontario M5J 2V8 Canada Telephone: 1-416-369-7400

The Information Agent for the Offer is:

Kingsdale Advisors

130 King St West Suite 2950

Toronto, Ontario M5X 1E2

Canada

Toll Free in Canada and the U.S.: 1-866-851-3215

Outside North America: 1-416-867-2272

TD Securities Inc.

66 Wellington Street West, 9th Floor
Toronto, Ontario M5K 1A2
Canada

Telephone: 1-416-308-4894

The Dealer Manager for the Offer in
the United States is:

Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Bank of America Tower
at One Bryant Park
New York, New York 10036
United States

Telephone: 1-888-803-9655

- v -

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have been filed with the securities regulatory authorities in Canada and filed with, or furnished to, the U.S. Securities and Exchange Commission (the “SEC”), are specifically incorporated by reference in this Offer to Purchase and Circular:

•	our audited consolidated financial statements for the year ended December 31, 2017 and the accompanying auditor’s report thereon;

•	our management’s discussion and analysis for the year ended December 31, 2017;

•	our annual report for the year ended December 31, 2017 (which also constitutes an annual information form);

•	our unaudited consolidated interim financial statements for the three and six months ended June 30, 2018;

•	our management’s discussion and analysis for the three and six months ended June 30, 2018;

•	our management proxy circular dated April 19, 2018, related to our annual and special meeting of shareholders held on June 6, 2018;

•	our material change report filed February 5, 2018, related to the F&R Transaction; and

•	our material change report dated August 27, 2018, related to this Offer.

All documents of our company of the type referred to above (excluding confidential material change reports, if any) and business acquisition reports that we file with the securities regulatory authorities in Canada after the date of this Offer to Purchase and Circular and prior to the termination of the Offer shall be deemed to be incorporated by reference in this Offer to Purchase and Circular. To the extent that any document or information incorporated by reference into this Offer to Purchase and Circular is included in a report that is filed with, or furnished to, the SEC on Form 40-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to Form 13E-4F of which this Offer to Purchase and Circular forms a part. Any statement contained in this Offer to Purchase or Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Offer to Purchase or Circular to the extent that a statement contained herein, or in any other subsequently filed or furnished document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase or Circular.

You should rely only on the information contained in or incorporated by reference in this Offer to Purchase or Circular. We have not authorized anyone to provide you with different or additional information. You should not assume that the information contained in or incorporated by reference in this Offer to Purchase or Circular is accurate as of any date other than the date of this Offer to Purchase or Circular.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this Offer to Purchase and Circular from documents filed with the securities regulatory authorities in Canada and filed with, or furnished to, the SEC in the United States. Copies of the documents incorporated by reference in this Offer to Purchase and Circular may be obtained upon written or oral request without charge from Thomson Reuters, Attention: Investor Relations Department, Metro Center, One Station Place, Stamford, Connecticut 06902, United States (telephone: 1-646-223-4000 or by e-mail: investor.relations@thomsonreuters.com).

- vi -

You may also access our disclosure documents and any reports, statements or other information that we file with the securities regulatory authorities in each of the provinces of Canada through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR and which may be accessed at www.sedar.com. SEDAR is the Canadian equivalent of the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov. In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with the Exchange Act, we file with and furnish to the SEC reports and other information. We have filed with the SEC an Issuer Tender Offer Statement on Schedule 13E-4F with respect to the Offer pursuant to Section 13(e)(1) of the Exchange Act and Rule 13e-4(g) promulgated thereunder.

You may read or obtain copies, at a fee, of any document we file with or furnish to the SEC (including the Issuer Tender Offer Statement) at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Our filings are also electronically available on EDGAR, as well as from commercial document retrieval services, such as Westlaw.

You are invited to read and copy any reports, statements or other information that we file with the securities regulatory authorities in each of the provinces of Canada at their respective public reference rooms. Reports and other information about us may also be available for inspection at the office of the NYSE.

FORWARD-LOOKING STATEMENTS

Certain statements included and incorporated by reference in this Offer to Purchase and Circular are forward-looking. Specific forward-looking statements in this document include, but are not limited to: timing for the closing of the proposed F&R Transaction and completion of this Offer; our company continuing to have sufficient financial resources and working capital to conduct our operations and continuing to have sufficient financial resources to pursue our foreseeable or planned opportunities including strategic acquisitions; the market for the shares after completion of the Offer not being materially less liquid than the market that exists at the time of the making of the Offer; future purchases of additional shares following expiry of the Offer, including purchases of shares pursuant to our NCIB; the potential for a return of capital distribution and share consolidation if less than US$9.0 billion of shares are purchased in the Offer; and our company’s expectations regarding its dividend following any share consolidation transaction. When used in this Offer to Purchase and Circular or in the documents incorporated by reference herein, the words “anticipate,” “believe,” “plan,” “estimate,” “expect,” “forecast,” “intend,” “will,” “may,” “could” and “should” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks include, but are not limited to:

•	uncertainty in the level of shareholder participation in the Offer;

•	failure to complete the Offer due to conditions to the Offer not being satisfied or waived;

•	uncertainty, downturns and changes in the markets that we serve, in particular in the financial services and legal industries;

•	actions of competitors;

•

failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers and retain existing ones, expand into new geographic markets or identify areas of higher growth;

•	fraudulent or unpermitted data access or other cyber-security or privacy breaches;

•	failures or disruptions of telecommunications, data centers, network systems or the Internet;

- vii -

•	increased accessibility to free or relatively inexpensive information sources;

•	failure to meet the challenges involved in operating globally;

•	failure to maintain a high renewal rate for our subscription-based services;

•	dependency on third parties for data, information and other services;

•	changes to law and regulations;

•	tax matters, including changes to tax laws, regulations and treaties;

•	fluctuations in foreign currency exchange and interest rates and volatility in global currency markets;

•	failure to adapt to organizational changes and effectively implement strategic initiatives;

•	failure to attract, motivate and retain high quality management and key employees;

•	failure to protect the brands and reputation of Thomson Reuters;

•	inadequate protection of intellectual property rights;

•	threat of legal actions and claims;

•	downgrading of credit ratings and adverse conditions in the credit markets;

•	failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions;

•	the effect of factors outside of our control on funding obligations in respect of pension and post-retirement benefit arrangements;

•	risk of antitrust/competition-related claims or investigations;

•	impairment of goodwill and identifiable intangible assets;

•	actions or potential actions that could be taken by our controlling shareholder, Woodbridge;

•	a change in the tax residence of our company;

•	future growth opportunities for Thomson Reuters; and

•	failure to complete or realize the anticipated benefits of the F&R Transaction.

This is not an exhaustive list of the factors and risks that may affect any of our forward-looking statements. Some of these and other factors are discussed in more detail in our 2017 Annual Report dated March 16, 2018. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements. Further information regarding these and other risk factors is included in our public filings with state or provincial securities regulatory authorities and can be found on EDGAR, which may be accessed at www.sec.gov, or SEDAR’s website at www.sedar.com. The forward-looking statements contained in the Offer represent our views only as of the date hereof. Forward-looking statements contained in this Offer to Purchase and Circular are based on management’s current plans, estimates, projections, beliefs and opinions and the assumptions related to these plans, estimates, projections, beliefs and opinions may change, and are presented for the purpose of assisting our securityholders in understanding management’s current views regarding those future outcomes and may not be appropriate for other purposes. While we anticipate that subsequent events and developments may cause our views to change, we do not undertake to update any forward-looking statements, whether written or verbal, that may be made by us or on our behalf from time to time, except to the extent required by applicable securities laws.

- viii -

INFORMATION FOR UNITED STATES SHAREHOLDERS

The Offer is made by Thomson Reuters Corporation, a Canadian issuer, for its own securities, and while the Offer is subject to the disclosure requirements of the province of Ontario and the other provinces of Canada, U.S. shareholders should be aware that these disclosure requirements are different from those of the United States. Our financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and, therefore, they may not be comparable to financial statements of U.S. companies prepared in accordance with U.S. generally accepted accounting principles.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be adversely affected by the fact that our company is continued under the provincial laws of Ontario, that some of its directors and officers are residents of Canada, that some of the experts named in the Circular are non-residents of the United States and that some of the assets of our company and said persons are located outside the United States. It may be difficult to effect service of process on our company, its officers and directors and the experts named in the Circular. Additionally, it might be difficult for shareholders to enforce judgments of United States courts based on civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States in a Canadian court against our company or any of its non-U.S. resident directors, officers or the experts named in the Circular or to bring an original action in a Canadian court to enforce liabilities based on the U.S. federal or state securities laws against such persons.

U.S. shareholders should be aware that the acceptance of the Offer will have certain tax consequences under United States and Canadian law. See Section 12 of the Circular, “Income Tax Considerations”. Shareholders should consult their own tax advisors with respect to their particular circumstances and tax considerations applicable to them.

CURRENCY

Unless otherwise indicated, references in this Offer to Purchase and Circular to “US$”, or “dollars” are in U.S. dollars and references to “C$” are to Canadian dollars.

INTERPRETATION

Unless the context otherwise requires, all references in this Offer to Purchase and Circular to “we”, “us”, “our”, “Thomson Reuters” or “our company” refer solely to Thomson Reuters Corporation, except for such references in Section 1 of the Circular where such terms refer solely to Thomson Reuters Corporation and its subsidiaries.

- ix -

GLOSSARY

In this document, unless the subject matter or context is inconsistent therewith, the following terms have the following meanings:

“Agent’s Message” means a message, transmitted by DTC, to and received by the Depositary and forming a part of a DTC book-entry confirmation.

“Aggregate Tender Purchase Amount” means the aggregate purchase price for shares validly tendered, and not withdrawn, pursuant to Auction Tenders (at prices at or below the Purchase Price) and Purchase Price Tenders.

“Auction Tender” means an Auction Tender delivered by a shareholder who wishes to accept the Offer pursuant to which the shareholder agrees to sell to us a specified number of shares owned by such shareholder at a specified price per share of not less than US$42.00 and not more than US$47.00 and in increments of US$0.25 within that range.

“Auction Tender Limit Amount” means an amount equal to (i) US$9.0 billion, less (ii) the product of (A) US$9.0 billion and (B) a fraction, the numerator of which is the aggregate number of shares owned by shareholders making valid Proportionate Tenders, and the denominator of which is the aggregate number of shares outstanding at the Expiration Date.

“Blackstone” means The Blackstone Group.

“board of directors” or “board” means the board of directors of Thomson Reuters.

“Book-Entry Confirmation” means a confirmation of a book-entry transfer of shares into the Depositary’s account established at CDS in accordance with the terms of the Offer.

“business day” means any day other than a Saturday, a Sunday and a statutory holiday in Toronto, Ontario, Canada, and a United States federal holiday, and for the purposes of the Exchange Act shall consist of the time period from 12:01 a.m. through 12:00 midnight Toronto time.

“Canadian Resident Shareholder” means a shareholder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be a resident of Canada, deals at arm’s length with, and is not affiliated with, Thomson Reuters, holds its shares as capital property and is not exempt from tax under Part I of the Tax Act.

“CDS” means CDS Clearing and Depository Services Inc.

“CDS Participant” means a participant in CDSX.

“CDSX” means the book-entry system administered by CDS.

“Circular” means the accompanying offering circular.

“Code” means the Internal Revenue Code of 1986, as amended.

“CRA” means the Canada Revenue Agency.

“Dealer Manager” means each of Merrill Lynch Canada Inc. and TD Securities Inc. with regard to the Offer in Canada and Merrill Lynch, Pierce, Fenner & Smith Incorporated with regard to the Offer in the United States.

“Depositary” means Computershare Trust Company of Canada.

“deposited shares” means shares validly deposited pursuant to the Offer (including the Tendered Qualifying Alternative Shares) and not withdrawn.

“DRIP” means our Dividend Reinvestment Plan.

“DRS” means the Direct Registration System maintained by our transfer agent.

“DTC” means The Depository Trust Company.

“EDGAR” means the SEC’s Electronic Document Gathering and Retrieval System.

“Elected Shares” means the portion of shares that a shareholder wishes to tender through the Qualifying Holdco Alternative.

“Electing Shareholder” means a shareholder that elects to sell all or a portion of the shares it wishes to tender by utilizing the Qualifying Holdco Alternative.

“Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

“ESPP” means any of our employee stock purchase plans.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Expiration Date” means 11:59 p.m. (Toronto time) on October 2, 2018 or such time and date to which the Offer may be extended.

“Extension Relief” means the exemptive relief we have received from securities regulatory authorities in Canada to permit us to extend the Offer, in circumstances in which all of the terms and conditions of the Offer have either been satisfied or waived by us, without first taking up shares which have been deposited (and not withdrawn) before the Offer was previously scheduled to expire.

“F&R Transaction” means our previously announced proposed sale of a 55% interest in our Financial & Risk business to private equity funds managed by Blackstone. Canada Pension Plan Investment Board and an affiliate of GIC will invest alongside Blackstone.

“Information Agent” means Kingsdale Advisors.

“IRS” means the U.S. Internal Revenue Service.

“Letter of Transmittal” means the letter of acceptance and transmittal in the form forwarded with this Offer to Purchase and Circular.

“liquidity opinion” means the liquidity opinion prepared by TD Securities Inc. and attached as Schedule A hereto.

“MI 61-101” means Canadian Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as amended.

“Modified Letter of Transmittal” means the letter of acceptance and transmittal in the form to be provided to Electing Shareholders who utilize the Qualifying Holdco Alternative.

“NCIB” means the normal course issuer bid of our company commenced on May 30, 2018 and expiring on May 29, 2019 (or earlier if the number of shares approved for purchase has been reached) for up to 35.5 million shares, which bid has been suspended until after the Expiration Date or date of termination of the Offer.

“Non-Canadian Resident Shareholder” means a shareholder who, for purposes of the Tax Act and at all relevant times: (i) is not resident or deemed to be resident in Canada, (ii) does not use or hold,

and is not deemed to use or hold, its shares in connection with carrying on a business in Canada, (iii) deals at arm’s length with, and is not affiliated with, Thomson Reuters, and (iv) is not an insurer that carries on an insurance business in Canada and elsewhere.

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form forwarded with this Offer to Purchase and Circular.

“NYSE” means the New York Stock Exchange.

“Odd Lot Holders” means shareholders who own fewer than 100 shares.

“Offer” means the Offer made to shareholders to purchase that number of shares having an aggregate purchase price not exceeding US$9.0 billion, the terms and conditions of which are set forth in this Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

“Offer to Purchase” means this offer to purchase.

“person” means and includes any individual, sole proprietorship, partnership, joint venture, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and any governmental authority or any agency or instrumentality thereof.

“Proportionate Take Up Relief” means the exemptive relief we have received from the securities regulatory authorities in Canada and the SEC from the proportionate take up and related disclosure requirements in order to permit Proportionate Tenders to be purchased pursuant to the Offer.

“Proportionate Tender” means a deposit (or deemed deposit) of shares made by a shareholder where such shareholder does not specify a price or a number of shares for the purchase by us but rather agrees to sell a number of the shareholder’s shares at the Purchase Price as determined pursuant to the Offer that will result in it maintaining its proportionate equity ownership in our company following completion of the Offer.

“Purchase Price” means the price per share (being not more than US$47.00 and not less than US$42.00 per share) that we will pay for deposited shares, determined in accordance with the process described in Section 2 of this Offer to Purchase.

“Purchase Price Tender” means a deposit (or deemed deposit) of shares made by a shareholder pursuant to which the shareholder agrees to tender a number of shares at the Purchase Price as determined pursuant to the Offer, it being understood that, for the purposes of determining the Purchase Price, shares that are the subject of Purchase Price Tenders will be deemed to have been tendered at the minimum price of US$42.00, per share.

“Qualifying Holdco Alternative” means the corporate reorganization steps completed by an Electing Shareholder who wishes to tender Elected Shares indirectly to our company.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Regulatory Relief” means the Extension Relief and the Proportionate Take Up Relief.

“SEDAR” means the Canadian System for Electronic Document Analysis and Retrieval.

“shareholder” means the registered or beneficial holder of outstanding shares, as the context requires.

“shares” means common shares in the capital of Thomson Reuters.

“Tax Act” means the Income Tax Act (Canada), as amended.

“Tax Proposals” means all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof.

“Thomson Reuters”, “we”, “us” or “our company” means Thomson Reuters Corporation, except in Section 1 of the Circular where such terms refer to Thomson Reuters Corporation and its subsidiaries.

“TSX” means the Toronto Stock Exchange.

“U.S. Treaty” means the Canada-United States Income Tax Convention.

“withdrawal right” means the right of any shareholder to withdraw shares deposited pursuant to the Offer and in accordance with terms and the process described in Section 6 of this Offer to Purchase.

“Woodbridge” means The Woodbridge Company Limited and its affiliates (other than Thomson Reuters).

“Woodbridge’s tender commitment” means Woodbridge’s agreement with us to make a Proportionate Tender pursuant to the Offer.

SUMMARY

This general summary is solely for the convenience of shareholders and is qualified in its entirety by reference to the full text and more specific details in this Offer to Purchase. This summary highlights material information relating to this Offer, but it is not meant to be a substitute for the information contained in this Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Therefore, we urge shareholders to carefully read this Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety prior to making any decision regarding whether or not to deposit shares held or the price or prices at which a shareholder may choose to deposit shares to the Offer. We have included cross-references in this summary to other sections of this Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery where a shareholder will find a more complete discussion of the topics mentioned in this summary. Unless otherwise defined in this summary, capitalized terms have the meaning assigned to them under the heading “Glossary” above.

Who is offering to purchase my shares?

Thomson Reuters is offering to purchase shares for cancellation.

Why is Thomson Reuters making the Offer?

We have committed to return US$10.0 billion of the gross proceeds of the F&R Transaction to our shareholders. A significant portion of this return to shareholders is expected to occur through the repurchase of shares pursuant to the Offer, which has a maximum purchase amount of US$9.0 billion. Repurchases of our shares through our NCIB, which has been suspended until after the Expiration Date or date of termination of the Offer, are included in the US$10.0 billion amount. We believe that the purchase of shares pursuant to the Offer represents an appropriate way to provide these returns using a portion of our available cash after the closing of the F&R Transaction. See Section 3 of the Circular, “Purpose and Effect of the Offer”.

Do I have to participate in the Offer? What will happen if a shareholder does nothing?

The Offer is voluntary and each shareholder should decide whether or not to participate.

Upon completion of the Offer, if a shareholder does not deposit the shares held by it to the Offer, that shareholder will realize a proportionate increase in its equity interest in our company to the extent that we purchase shares pursuant to the Offer. See Section 3 of the Circular, “Purpose and Effect of the Offer”.

What will the Purchase Price for the shares be and what will be the form of payment?

We are conducting the Offer through a “modified Dutch Auction” procedure. This procedure allows a shareholder making an Auction Tender to select a price of not more than US$47.00 per share and not less than US$42.00 per share (in increments of US$0.25) at which that shareholder is willing to deposit all or part of its shares. As promptly as practicable after the Expiration Date, we will, upon the terms and subject to the conditions of the Offer, determine the Purchase Price that we will pay for shares validly deposited pursuant to the Offer and not withdrawn.

The Purchase Price will be determined in the manner described herein but will be not more than US$47.00 and not less than US$42.00 per share, taking into account the auction prices and the number of shares deposited pursuant to Auction Tenders and Purchase Price Tenders (with shares the subject of Purchase Price Tenders being considered for purposes of determining the Purchase Price as having been tendered at the minimum price of US$42.00 per share). The Purchase Price will be the lowest price per share that will enable us to purchase the maximum number of shares validly deposited pursuant to Auction Tenders and Purchase Price Tenders and not withdrawn having an aggregate purchase price not exceeding the Auction Tender Limit Amount.

All shares purchased by our company pursuant to the Offer (including shares tendered at auction prices below the Purchase Price) will be purchased at the same Purchase Price.

The Purchase Price will be denominated in U.S. dollars and our company’s obligation to make payment of amounts owing to a depositing shareholder whose shares are taken up will be in U.S. dollars. However, shareholders may elect to receive payment of the Purchase Price in Canadian dollars as described in this Offer to Purchase. In such cases, the risk of any fluctuation in exchange rates, including risks relating to the particular date and time at which funds are converted, will be borne solely by the shareholder.

We will publicly announce the Purchase Price following the Expiration Date and, upon the terms and subject to the conditions of the Offer (including the pro-ration provisions and the preferential acceptance of odd lots, each as described herein), we will pay the Purchase Price in cash to all shareholders who have validly deposited (and have not withdrawn) their shares pursuant to Auction Tenders at prices equal to or less than the Purchase Price or pursuant to Purchase Price Tenders or Proportionate Tenders.

All Auction Tenders, Purchase Price Tenders, and Proportionate Tenders will be subject to adjustment to avoid the purchase of fractional shares (rounding down to the nearest whole number of shares). All payments to shareholders will be subject to deduction of applicable withholding taxes.

See Section 2 of this Offer to Purchase, “Purchase Price”, for additional details, including the formula that we will use to calculate the Purchase Price.

How many shares will Thomson Reuters purchase?

We will purchase, at the Purchase Price, shares validly deposited pursuant to the Offer and not withdrawn up to a maximum aggregate purchase price of US$9.0 billion. Since the Purchase Price will only be determined after the Expiration Date, the number of shares that will be purchased will not be known until after that time.

If the Aggregate Tender Purchase Amount is less than the Auction Tender Limit Amount (as such terms are defined herein), we will repurchase a total number of shares having an aggregate purchase price equal to the product of (i) US$9.0 billion, and (ii) a fraction, the numerator of which is the Aggregate Tender Purchase Amount, and the denominator of which is the Auction Tender Limit Amount. If the Aggregate Tender Purchase Amount is greater than or equal to the Auction Tender Limit Amount, we will repurchase a total number of shares having an aggregate purchase price equal to US$9.0 billion.

If the Purchase Price is determined to be US$42.00 per share, the minimum Purchase Price pursuant to the Offer, the maximum number of shares that will be purchased pursuant to the Offer is 214,285,714. If the Purchase Price is determined to be US$47.00 per share, the maximum Purchase Price pursuant to the Offer, the maximum number of shares that will be purchased pursuant to the Offer is 191,489,361.

As of August 24, 2018, 699,996,846 shares were issued and outstanding and, accordingly, the Offer is for approximately 30.6% of the total number of issued and outstanding shares if the Purchase Price is determined to be US$42.00 (which is the minimum price per share pursuant to the Offer) or approximately

27.4% of the total number of issued and outstanding shares if the Purchase Price is determined to be US$47.00 (which is the maximum price per share pursuant to the Offer).

See Section 3 of this Offer to Purchase, “Number of Shares, Pro-ration”.

What happens if the number of shares deposited to the Offer would result in an aggregate purchase price of more than US$9.0 billion?

If the Offer would result in an aggregate purchase price of more than US$9.0 billion, we will purchase a pro-rated portion of the shares so tendered pursuant to Auction Tenders at or below the Purchase Price and Purchase Price Tenders (after giving preferential treatment to Odd Lot Holders).

Regardless of pro-ration, upon the terms and subject to the conditions of the Offer, we will always purchase at the Purchase Price a number of shares from shareholders making valid Proportionate Tenders that results in such tendering shareholders maintaining their respective proportionate equity ownership in our company following completion of the Offer.

See Section 3 of this Offer to Purchase, “Number of Shares, Pro-ration”, for additional details, including the formula that we will use to determine pro-ration. If no Auction Tenders or Purchase Price Tenders are made pursuant to the Offer, we will not purchase any shares pursuant to the Offer.

How does Thomson Reuters plan to provide US$10.0 billion of returns from the F&R Transaction to shareholders?

As stated earlier in this summary, we have committed to return US$10.0 billion of the gross proceeds of the F&R Transaction to our shareholders. A significant portion of this return to shareholders is expected to occur through the repurchase of shares pursuant to the Offer, which has a maximum purchase amount of US$9.0 billion. We plan to return approximately US$1.0 billion to shareholders through share repurchases under our NCIB. We have already repurchased approximately US$488 million of this amount since announcing the F&R Transaction on January 30, 2018. In addition, we plan to repurchase approximately US$512 million of shares after the Offer expires or terminates, regardless of whether the full US$9.0 billion is repurchased under the Offer.

If our company’s purchases under this Offer are less than the US$9.0 billion target amount, then our board of directors plans to meet after the Expiration Date to consider, subject to market conditions and other factors, whether to complete the distribution of proceeds by means of additional share repurchases under our NCIB and/or via a distribution to shareholders by way of a return of capital distribution. Our company expects that any return of capital distribution would be implemented in conjunction with a share consolidation, or “reverse stock split”, which would reduce the number of outstanding shares on a basis that is proportional to the return of capital distribution and would allow our company to maintain our current dividend per share following the transaction.

Can a shareholder deposit the shares held at different prices?

Yes. A shareholder making an Auction Tender can elect to deposit some of the shares held by that shareholder at one price and other shares at one or more other prices, but a shareholder may not deposit the same shares pursuant to more than one method of tender or pursuant to an Auction Tender at more than one price. Shareholders may deposit different shares pursuant to Auction Tenders and Purchase Price Tenders but cannot make an Auction Tender and/or Purchase Price Tender as well as a Proportionate Tender. If a shareholder desires to deposit shares in separate lots at a different price for each lot, that shareholder must complete a separate Letter of Transmittal (and, if applicable, a Notice of Guaranteed Delivery) for each price at which that shareholder is depositing shares. See Section 5 of this Offer to Purchase, “Procedure for Depositing Shares”.

Can I tender only a portion of the shares that I own?

Yes, if you decide to make an Auction Tender or Purchase Price Tender, unless you are an Odd Lot Holder and you wish to receive the pro-ration preference available to Odd Lot Holders in which case you must tender all of your shares.

Odd Lot Holders making an Auction Tender or a Purchase Price Tender will be required to tender all of the shares of our company owned by the shareholder. Partial tenders and Proportionate Tenders (which are a form of partial tender) will not be accepted from Odd Lot Holders. See Section 5 of this Offer to Purchase, “Procedure for Depositing Shares”.

How does a shareholder deposit their shares?

In order to deposit shares pursuant to the Offer, a shareholder must either:

•

tender by following the procedures for book-entry transfer, provided that a Book-Entry Confirmation through the CDSX system (in the case of shares held in CDS) or an Agent’s Message (in the case of shares held in DTC) is received by the Depositary at its office in Toronto, Ontario, Canada prior to 11:59 p.m. (Toronto time) on October 2, 2018 (or such time and date to which the Offer may be extended);

•

deliver the certificate or DRS, ESPP or DRIP position for all shares validly deposited pursuant to the Offer in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) with any required signatures guaranteed by an Eligible Institution, and any other documents required by the Letter of Transmittal, to the Depositary at its address set forth on the Letter of Transmittal to purchase, prior to 11:59 p.m. (Toronto time) on October 2, 2018 (or such time and date to which the Offer may be extended); or

•

follow the guaranteed delivery procedures described under Section 5 of this Offer to Purchase, “Procedure for Depositing Shares”, (the guaranteed delivery procedures are not available for shareholders wishing to deposit shares pursuant to a Proportionate Tender or to utilize the Qualifying Holdco Alternative).

If a shareholder wishes to deposit shares pursuant to the Offer and the shares held are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee, the shareholder should immediately contact its nominee in order to take the necessary steps to be able to deposit the shares held pursuant to the Offer. See Section 5 of this Offer to Purchase, “Procedure for Depositing Shares”. If an investment dealer, stock broker, bank, trust company or other nominee holds shares for a shareholder, it is likely the nominee has established an earlier deadline for that shareholder to act to instruct the nominee to accept the Offer on its behalf. A shareholder should immediately contact the shareholder’s investment dealer, stock broker, bank, trust company or other nominee to find out the nominee’s deadline.

A shareholder may deposit shares pursuant to the Offer pursuant to an Auction Tender, a Purchase Price Tender or a Proportionate Tender. A shareholder may deposit some shares pursuant to an Auction Tender and deposit different shares pursuant to a Purchase Price Tender. Shareholders who make an Auction Tender and/or Purchase Price Tender cannot make a Proportionate Tender. A shareholder may not deposit the same shares pursuant to more than one method of tender or pursuant to an Auction Tender at more than one price. See Section 5 of this Offer to Purchase, “Procedure for Depositing Shares”. Odd Lot Holders making an Auction Tender or a Purchase Price Tender will be required to tender all shares owned by the shareholder. Proportionate Tenders or partial tenders will not be accepted from Odd Lot Holders. See Section 5 of this Offer to Purchase, “Procedure for Depositing Shares”.

Auction Tender: If a shareholder is making an Auction Tender, the shareholder must specify the minimum price per share (of not more than US$47.00 and not less than US$42.00 per share and in increments of US$0.25) at which that shareholder is willing to sell its shares to us. Shares validly deposited pursuant to an Auction Tender and not withdrawn will only be taken up in whole or in part if the price specified in the Auction Tender is equal to or less than the Purchase Price determined by us.

Purchase Price Tender: If a shareholder wishes to deposit shares but does not wish to specify a minimum price at which we may purchase such shares, the shareholder should make a Purchase Price Tender. Shareholders should be aware that shares tendered in Purchase Price Tenders will be deemed to have been tendered at the minimum price of US$42.00 per share and such tenders may result in a lower Purchase Price than might otherwise have been determined. The minimum price per share of US$42.00 offered in the Offer is less than the closing price per share on the NYSE on the last trading day before the announcement of the terms of the Offer.

Proportionate Tender: A shareholder who makes a Proportionate Tender will be deemed to have agreed to sell to us at the Purchase Price a number of shares that will result in the shareholder maintaining its proportionate equity ownership in our company following completion of the Offer. Registered shareholders may make a Proportionate Tender and non-registered shareholders may instruct their nominees to make a Proportionate Tender. All shareholders who make a Proportionate Tender must state how many shares they own in the Letter of Transmittal or instruction to their nominee, as the case may be. A registered shareholder who makes a Proportionate Tender must deposit either all of its shares or a sufficient number of shares to satisfy the shareholder’s Proportionate Tender. The Letter of Transmittal provides guidance on how a registered shareholder can calculate the minimum number of shares that would need to be deposited. A non-registered shareholder who wishes its nominee to make a Proportionate Tender must deposit all of its shares. If a non-registered shareholder wishes to become a registered shareholder in order to make a Proportionate Tender by depositing only a sufficient number of shares, the shareholder should immediately contact its investment dealer, stock broker, bank, trust company or other nominee in order to take the necessary steps to have its shares registered in the shareholder’s name prior to tendering shares pursuant to the Offer. A shareholder who makes an invalid Proportionate Tender, including by tendering an insufficient number of shares, will be deemed to have made a Purchase Price Tender. The guaranteed delivery procedures described in Section 5 of this Offer to Purchase, “Procedure for Depositing Shares”, are not available for shareholders wishing to deposit shares pursuant to a Proportionate Tender.

Shareholders who validly deposit shares without specifying the method in which they are tendering their shares will be deemed to have made a Purchase Price Tender.

Shareholders validly depositing shares pursuant to Auction Tenders at US$42.00 per share (the minimum Purchase Price pursuant to the Offer) and shareholders validly depositing shares pursuant to Purchase Price Tenders or Proportionate Tenders can reasonably expect to have such shares purchased at the Purchase Price if any shares are purchased pursuant to the Offer (subject to provisions relating to pro-ration and the preferential acceptance of odd lots described below).

If a shareholder wishes to utilize the Qualifying Holdco Alternative, the shareholder must complete all of the requirements described in Section 12 of this Offer to Purchase, “Qualifying Holdco Alternative”.

No alternative, conditional or contingent tenders will be accepted.

See Section 2 of this Offer to Purchase, “Purchase Price”.

How long does a shareholder have to deposit shares held?

A shareholder may deposit shares held until the Offer expires. The Offer will expire at 11:59 p.m. (Toronto time) on October 2, 2018, or at such time and date to which the Offer may be extended. If an investment dealer, stock broker, bank, trust company or other nominee holds shares for a shareholder, it is likely the nominee has established an earlier deadline for that shareholder to act to instruct the nominee to accept the Offer on its behalf. A shareholder should immediately contact the shareholder’s investment dealer, stock broker, bank, trust company or other nominee to find out the nominee’s deadline. See Section 8 of this Offer to Purchase, “Extension and Variation of the Offer”.

Can the Offer be extended, varied or terminated?

Yes. We may extend or vary the Offer in our sole discretion. See Section 8 of this Offer to Purchase, “Extension and Variation of the Offer”. We can also terminate the Offer under certain circumstances. See Section 7 of this Offer to Purchase, “Conditions of the Offer”.

How will a shareholder be notified if Thomson Reuters extends the Offer?

If we extend the Offer, we will issue a press release no later than 9:00 a.m. (Toronto time) on the next business day after the day on which the Offer was previously scheduled to expire. See Section 8 of this Offer to Purchase, “Extension and Variation of the Offer”.

Are there any conditions to the Offer?

Yes. The Offer is subject to the closing of the F&R Transaction and a number of other conditions usual in the circumstances, such as certain changes in market price of the shares or stock market conditions, the absence of court and governmental action prohibiting the Offer and the absence of certain changes in general market conditions or our business that, in our sole judgment, acting reasonably, make it inadvisable to proceed with the Offer. See Section 7 of this Offer to Purchase, “Conditions of the Offer”.

Once a shareholder has deposited shares to the Offer, can that shareholder withdraw those shares?

Yes. A shareholder may withdraw shares deposited pursuant to the Offer (a) at any time that those shares have not been taken up by us; (b) at any time before the expiration of 10 days from the date that a notice of change or variation (unless the shares deposited pursuant to the Offer have been taken up by us before the date of the notice of change or variation, and other than a variation that: (i) consists solely of an increase in the consideration offered for those shares pursuant to the Offer where the time for deposit is not extended for greater than 10 days, or (ii) consists solely of the waiver of a condition of the Offer) has been given in accordance with Section 8 of this Offer to Purchase, “Extension and Variation of the Offer”; or (c) if we have not paid for those shares within three business days after having been taken up. See Section 6 of this Offer to Purchase, “Withdrawal Rights”.

How does a shareholder withdraw shares previously deposited?

For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at the office as set forth on the Letter of Transmittal or Notice of Guaranteed Delivery in

respect of the relevant shares. Any such notice of withdrawal must be signed by or on behalf of the person who signed the Letter of Transmittal or Notice of Guaranteed Delivery that accompanied the shares being withdrawn and must specify the name of the person who deposited the shares to be withdrawn, the name of the registered holder, if different from that of the person who deposited such shares, and the number of shares to be withdrawn. Some additional requirements apply if the certificates representing the shares to be withdrawn have been delivered to the Depositary. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written notice. See Section 6 of this Offer to Purchase, “Withdrawal Rights”.

What does a shareholder do if that shareholder owns an “odd lot” of shares?

If a shareholder owns in the aggregate fewer than 100 shares as of the close of business on the Expiration Date and that shareholder validly deposits all such shares pursuant to an Auction Tender at a price equal to or less than the Purchase Price or pursuant to a Purchase Price Tender, we will purchase all of those shares without pro-ration (but otherwise subject to the terms and conditions of the Offer). Odd Lot Holders making an Auction Tender or a Purchase Price Tender will be required to tender all shares owned by the shareholder. Proportionate Tenders or partial tenders will not be accepted from Odd Lot Holders. This pro-ration preference is not available to holders of 100 or more shares even if holders have separate share certificates for fewer than 100 shares or hold fewer than 100 shares in different accounts. If a shareholder owns an “odd lot” of shares, that shareholder must check (or tick) the “Odd Lots” box in either the Letter of Transmittal or the Notice of Guaranteed Delivery. See Section 3 of this Offer to Purchase, “Number of Shares, Pro-ration” and Section 5 of this Offer to Purchase, “Procedure for Depositing Shares”.

When will Thomson Reuters pay for the shares deposited?

We will publicly announce the Purchase Price promptly after it has been determined and will take up shares to be purchased pursuant to the Offer promptly after the Expiration Date, but in any event no later than 10 days after such time. We will pay for such shares within three business days after taking up the shares. See Section 9 of this Offer to Purchase, “Taking Up and Payment for Deposited Shares”. In order to facilitate the availability of Proportionate Tenders pursuant to the Offer, we have received relief from the securities regulatory authorities in Canada to permit us to extend the Offer, in circumstances in which all of the terms and conditions of the Offer have either been satisfied or waived by us, without first taking up shares which have been deposited (and not withdrawn) before the Offer was previously scheduled to expire (the “Extension Relief”). Accordingly, in the event that we elect to extend the Offer, we will not take up or pay for any shares until the expiry of such extension.

What is the recent trading price of the shares?

On August 24, 2018, the trading day immediately prior to our announcement of the terms of the Offer, the closing price of the shares on the NYSE was US$42.92 per share and on the TSX was C$55.87 per share. The minimum price per share of US$42.00 offered in the Offer is less than the closing price per share on the NYSE on the last trading day before the announcement of the terms of the Offer. During the 12 months ended August 24, 2018, the prices of the shares on the NYSE have ranged from a low of US$36.52 to a high of US$48.61 per share and on the TSX has ranged from a low of C$46.69 to a high of C$61.11 per share. See Section 4 of the Circular, “Price Range of Shares”.

Will a shareholder have to pay brokerage commissions if shares are deposited?

If the shareholder holds shares through an investment dealer, stockbroker, bank, trust company or other nominee, we urge the shareholder to consult its nominee to determine whether the shareholder will incur any transaction costs. If a shareholder is a registered shareholder and deposits shares directly to the Depositary, the shareholder will not incur any brokerage commissions. See Section 5 of this Offer to Purchase, “Procedure for Depositing Shares”.

What are the income tax consequences of depositing shares?

For Canadian federal income tax purposes, a shareholder who sells shares to Thomson Reuters pursuant to the Offer will be deemed to receive a dividend under the Tax Act equal to the excess of the amount paid by Thomson Reuters over the “paid-up capital” of the shares for purposes of the Tax Act, subject to, in the case of a Canadian Resident Shareholder that is a corporation, the rules in subsection 55(2) of the Tax Act described in Section 12 of the Circular, “Income Tax Considerations”. As of the date hereof, Thomson Reuters estimates that the paid-up capital per share is approximately C$13.28 (which, for illustrative purposes, is US$10.19 per share when the aggregate C$ paid-up capital balance is converted using the C$/US$ Bank of Canada average daily exchange rate on August 24, 2018), and following the Expiration Date, we will advise shareholders of any material change to this estimate. Based on the foregoing estimate, shareholders who sell shares pursuant to the Offer are expected to realize deemed dividends for purposes of the Tax Act. The treatment of such deemed dividends under the Tax Act is described in Section 12 of the Circular, “Income Tax Considerations”. In view of the deemed dividend tax treatment under the Tax Act of a sale of shares pursuant to the Offer as opposed to the capital gain or capital loss tax treatment that would generally apply to a sale of shares in the market, shareholders who wish to sell their shares should consult their own tax advisors regarding selling their shares in the market as an alternative to accepting the Offer (including the option to elect to use the Qualifying Holdco Alternative), in order to receive capital gain (or capital loss) treatment on the disposition of their shares. The selling price for such market sales may be different from the Purchase Price.

For U.S. federal income tax purposes, the receipt of cash by a U.S. Holder (as defined in Section 12 of the Circular) pursuant to the Offer generally will be treated either as (a) a sale or exchange eligible for capital gain or loss treatment or (b) a distribution in respect of shares, depending on the circumstances. The receipt of cash by a Non-U.S. Holder (as defined in Section 12 of the Circular) generally will not be subject to U.S. federal income taxation.

Certain Canadian federal income tax considerations and U.S. federal income tax considerations, are described in general terms in Section 12 of the Circular, “Income Tax Considerations”. Shareholders are urged to carefully consider the income tax consequences of depositing shares pursuant to the Offer and to consult their own tax advisors in this regard.

Has Thomson Reuters or its board of directors or the Dealer Managers adopted a position on the Offer?

None of Thomson Reuters, our board of directors, the Dealer Managers, the Depositary or the Information Agent makes any recommendation to any shareholder as to whether to deposit or refrain from depositing shares. Shareholders must make their own decisions as to whether to deposit or refrain from depositing shares pursuant to the Offer and, if so, how many shares to deposit and whether to specify a price and, if so, at what price to deposit such shares. Shareholders should carefully consider all relevant factors with their own financial advisors, including the income tax consequences of depositing shares pursuant to the Offer.

Will our company’s directors, officers or principal shareholder deposit shares pursuant to the Offer?

Pursuant to Woodbridge’s tender commitment, Woodbridge has agreed that it will make a Proportionate Tender pursuant to the Offer. As a result, we expect that Woodbridge will maintain its approximate 64% equity ownership in our company immediately following completion of the Offer. Woodbridge believes that it should participate in the Offer by making a Proportionate Tender because doing so as our principal shareholder is in the interests of fair treatment of all shareholders. See Section 8 of the Circular, “Woodbridge Tender Commitment” and Section 11 of the Circular, “Intention to Deposit Shares”.

Other than Woodbridge, to our knowledge and to the knowledge of our directors and officers, after reasonable inquiry, none of our directors or officers, nor any associate or affiliate of our directors or officers, nor any of our other insiders as defined in applicable law and no person or company acting jointly or in concert with us will be depositing any of such person’s or company’s shares pursuant to the Offer.

How will Thomson Reuters pay for the shares?

We will fund any purchase of shares pursuant to the Offer, including related fees and expenses, from cash on hand funded by the proceeds received on closing of the F&R Transaction. The Offer is conditional on, among other things, the closing of the F&R Transaction. See Section 7 of this Offer to Purchase, “Conditions of the Offer”, Section 3 of the Circular, “Purpose and Effect of the Offer” and Section 14 of the Circular, “Source of Funds”.

Will Thomson Reuters have sufficient financial resources remaining upon completion of the Offer?

After giving effect to the Offer, we believe that we will continue to have sufficient financial resources and working capital to conduct our business.

What impact will the Offer have on the liquidity of the market for the shares?

Our board of directors has determined that it is reasonable to conclude that, following completion of the Offer, there will be a market for shareholders who do not deposit shares pursuant to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. In addition, our board of directors has obtained a liquidity opinion from one of the Dealer Managers, TD Securities Inc. See Section 3 of the Circular, “Purpose and Effect of the Offer – Liquidity of Market” and Schedule A.

Who should I contact if I have any questions?

For further information regarding the Offer, a shareholder may contact the Depositary or the Information Agent or, in the case of investors in Canada, one of the Dealer Managers for the Offer in Canada, or, in the case of investors in the United States, the Dealer Manager for the Offer in the United States, or consult its own stockbroker or other professional advisors. The telephone numbers of the Depositary, the Information Agent and the Dealer Managers for the Offer in Canada and the Dealer Manager for the Offer in the United States are set forth earlier in this Offer to Purchase.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THOMSON REUTERS AS TO WHETHER SHAREHOLDERS SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THE OFFER. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THOMSON REUTERS.

OFFER TO PURCHASE

To the Holders of the Common Shares of Thomson Reuters Corporation

1.	The Offer

We hereby offer to purchase for cancellation that number of shares validly tendered and not properly withdrawn pursuant to the Offer having an aggregate purchase price not exceeding US$9.0 billion pursuant to (a) Auction Tenders at a price per share of not more than US$47.00 and not less than US$42.00, and in increments of US$0.25 per share, as specified by such shareholders, (b) Purchase Price Tenders, or (c) Proportionate Tenders, in any case, on the terms and subject to the conditions set forth in this Offer to Purchase, the accompanying Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Shareholders who validly deposit shares without specifying the method in which they are tendering their shares will be deemed to have made a Purchase Price Tender at a price per share of US$42.00.

The Offer will commence on August 28, 2018, the date of this Offer to Purchase, and expire at 11:59 p.m. (Toronto time) on October 2, 2018, or at such time and date to which the Offer may be extended.

The Offer is not conditional upon any minimum number of shares being deposited. The Offer is, however, subject to certain other conditions, including closing of the F&R Transaction. See Section 7 of this Offer to Purchase, “Conditions of the Offer”.

All shareholders who have validly deposited and not withdrawn their shares pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders or Proportionate Tenders will receive the Purchase Price, payable in cash (but subject to applicable withholding taxes, if any), for all shares purchased, upon the terms and subject to the conditions of the Offer, including the provisions relating to pro-ration and the preferential acceptance of odd lots described herein. Shareholders who hold shares through an investment dealer, stock broker, bank, trust company or other nominee are urged to consult with their nominee to determine whether they will incur any transaction costs. Registered shareholders who deposit their shares directly to the Depositary will not incur any brokerage commissions. See Section 5 of this Offer to Purchase, “Procedure for Depositing Shares”.

All shares not purchased, including all shares deposited pursuant to Auction Tenders at prices in excess of the Purchase Price, shares not purchased due to pro-ration and shares not accepted for purchase, will be returned as soon as practicable after the Expiration Date or termination of the Offer without expense to the depositing shareholder.

None of Thomson Reuters, our board of directors, the Dealer Managers, the Depositary or the Information Agent makes any recommendation to any shareholder as to whether to deposit or refrain from depositing shares. Shareholders must make their own decisions as to whether to deposit or refrain from depositing shares pursuant to the Offer and, if they decide to deposit, how many shares to deposit and whether to specify a price and, if so, at what price to deposit such shares. Shareholders should carefully consider all relevant factors with their own financial advisors, including the income tax consequences of depositing shares pursuant to the Offer. See Section 12 of the Circular, “Income Tax Considerations”.

The accompanying Circular, Letter of Transmittal and Notice of Guaranteed Delivery contain important information and should be read carefully before making a decision with respect to the Offer.

2.	Purchase Price

As promptly as practicable following the Expiration Date, we will determine the Purchase Price, representing a single price per share (which will be not more than US$47.00 and not less than US$42.00 per share and in increments of US$0.25 per share) that we will pay for shares validly deposited pursuant to the

Offer and not withdrawn. The Purchase Price will be the lowest price per share that will enable us to purchase the maximum number of shares validly deposited pursuant to Auction Tenders and Purchase Price Tenders and not withdrawn having an aggregate purchase price not exceeding the Auction Tender Limit Amount, an amount equal to (i) US$9.0 billion, less (ii) the product of (A) US$9.0 billion and (B) a fraction, the numerator of which is the aggregate number of shares owned by shareholders making valid Proportionate Tenders, and the denominator of which is the aggregate number of shares outstanding at the Expiration Date. For purposes of determining the Purchase Price, shares deposited pursuant to Purchase Price Tenders will be deemed to have been deposited at a price of US$42.00 per share (which is the minimum price per share pursuant to the Offer). If the Purchase Price is determined to be US$42.00 (which is the minimum price per share pursuant to the Offer), the maximum number of shares that we may purchase is 214,285,714 shares. If the Purchase Price is determined to be US$47.00 (which is the maximum price per share pursuant to the Offer), the maximum number of shares that we may purchase is 191,489,361 shares. Shares tendered pursuant to a Proportionate Tender will be considered to have been tendered at a price per share equal to the Purchase Price. Shares validly deposited pursuant to an Auction Tender will only be taken up if the price specified in the Auction Tender by the depositing shareholder is equal to or less than the Purchase Price. If no Auction Tenders or Purchase Price Tenders are made pursuant to the Offer, we will not purchase any shares pursuant to the Offer.

Shareholders should be aware that shares tendered in Purchase Price Tenders will be deemed to have been tendered at the minimum price of US$42.00 per share and such tenders may result in a lower Purchase Price than might otherwise have been determined.

As promptly as practicable after determining the Purchase Price, we will publicly announce the Purchase Price and all shareholders who have validly deposited and not withdrawn their shares pursuant to Auction Tenders at prices equal to or less than the Purchase Price or pursuant to Purchase Price Tenders or Proportionate Tenders will receive the Purchase Price, payable in cash, for all shares purchased upon the terms and subject to the conditions of the Offer, including the provisions relating to pro-ration and the preferential acceptance of odd lots described below. See Section 3 of this Offer to Purchase, “Number of Shares, Pro-ration”.

Shareholders validly depositing shares pursuant to Auction Tenders at US$42.00 per share (the minimum Purchase Price pursuant to the Offer) and shareholders validly depositing shares pursuant to Purchase Price Tenders or Proportionate Tenders can reasonably expect to have such shares purchased at the Purchase Price if any shares are purchased pursuant to the Offer (subject to provisions relating to pro-ration and the preferential acceptance of odd lots described below).

All Auction Tenders, Purchase Price Tenders, and Proportionate Tenders will be subject to adjustment to avoid the purchase of fractional shares (rounding down to the nearest whole number of shares). All payments to shareholders will be subject to deduction of applicable withholding taxes. See Section 12 of the Circular, “Income Tax Considerations”.

No alternative, conditional or contingent tenders will be accepted.

Each registered shareholder who has tendered shares pursuant to the Offer will receive payment of the Purchase Price for purchased shares in U.S. dollars, unless such shareholder exercises the applicable election in the Letter of Transmittal and Notice of Guaranteed Delivery to use the Depositary’s currency exchange services to convert payment of the Purchase Price of the tendered shares into Canadian dollars as described below. There is no additional fee payable by shareholders who elect to use the Depositary’s currency exchange services.

Each non-registered shareholder who has tendered shares through its nominee pursuant to the Offer will receive payment through its nominee of the Purchase Price for purchased shares in U.S. dollars,

unless such non-registered shareholder contacts the nominee in whose name such shareholder’s shares are registered and timely requests that the nominee make an election on its behalf to receive the Purchase Price in Canadian dollars as described below.

The exchange rate that will be used to convert payments from U.S. dollars into Canadian dollars will be the rate available from Computershare Trust Company of Canada, in its capacity as foreign exchange service provider, on the date that the funds are converted, which rate will be based on the prevailing market rate on such date. The risk of any fluctuations in exchange rates, including risks relating to the particular date and time at which funds are converted, will be borne solely by the shareholder. Computershare Trust Company of Canada will act as principal in such currency conversion transactions.

3.	Number of Shares, Pro-ration

We will purchase, upon the terms and subject to the conditions of the Offer, at the Purchase Price, deposited shares up to a maximum aggregate purchase price of US$9.0 billion. Since the Purchase Price will only be determined after the Expiration Date, the number of shares that will be purchased will not be known until after the Expiration Date. If the Purchase Price is determined to be US$42.00 per share, the minimum Purchase Price pursuant to the Offer, the maximum number of shares that will be purchased pursuant to the Offer is 214,285,714. If the Purchase Price is determined to be US$47.00 per share, the maximum Purchase Price pursuant to the Offer, the maximum number of shares that will be purchased pursuant to the Offer is 191,489,361.

As of August 24, 2018, 699,996,846 shares were issued and outstanding. Accordingly, the Offer is for approximately 30.6% of the total number of issued and outstanding shares if the Purchase Price is determined to be US$42.00 (which is the minimum price per share pursuant to the Offer) or approximately 27.4% of the total number of issued and outstanding shares if the Purchase Price is determined to be US$47.00 (which is the maximum price per share pursuant to the Offer).

If the aggregate purchase price for shares validly tendered, and not withdrawn, pursuant to Auction Tenders (at prices at or below the Purchase Price) and Purchase Price Tenders (referred to as the Aggregate Tender Purchase Amount) is less than or equal to the Auction Tender Limit Amount, we will repurchase at the Purchase Price all shares so tendered pursuant to Auction Tenders (at or below the Purchase Price) and Purchase Price Tenders. If the Aggregate Tender Purchase Amount is greater than the Auction Tender Limit Amount, we will purchase a portion of the shares so tendered pursuant to Auction Tenders (at or below the Purchase Price) and Purchase Price Tenders, as follows: (i) first, we will purchase at the Purchase Price all shares tendered at or below the Purchase Price by Odd Lot Holders; and (ii) second, we will purchase at the Purchase Price on a pro-rata basis that portion of the shares tendered pursuant to Auction Tenders (at or below the Purchase Price) and Purchase Price Tenders having an aggregate purchase price, based on the Purchase Price, equal to (A) the Auction Tender Limit Amount, less (B) the aggregate amount paid by us for shares tendered by Odd Lot Holders. The pro-ration percentage for each individual shareholder other than Odd Lot Holders within the Auction Tender/Purchase Price Tender pool will be calculated as (1) the number of shares such shareholder has tendered at or below the Purchase Price, divided by (2) the total number of shares tendered pursuant to Auction Tenders (at prices at or below the Purchase Price) and Purchase Price Tenders. Shares that are tendered above the Purchase Price will not be taken into account and therefore excluded from the pro-ration calculation.

We will purchase at the Purchase Price a number of shares from shareholders making valid Proportionate Tenders that results in such tendering shareholders maintaining their respective proportionate equity ownership in our company following completion of the Offer. Shareholders making Proportionate Tenders will be pro-rated in a separate pro-ration pool from shareholders making Auction Tenders and/or Purchase Price Tenders. Such pro-ration will be based on the number of shares necessary for such shareholders to maintain their existing ownership percentages. These pro-ration mechanics are required to permit Proportionate Tenders pursuant to the Offer and differ from the standard mechanics required under applicable securities laws in issuer bids/tender offers without proportionate tenders. We have received relief from the securities regulatory authorities in Canada and the SEC from the proportionate take up and related disclosure requirements in order to permit Proportionate Tenders to be purchased pursuant to the Offer (the “Proportionate Take Up Relief”).

If the Aggregate Tender Purchase Amount is equal to or greater than the Auction Tender Limit Amount, we will repurchase a total number of shares having an aggregate purchase price equal to US$9.0 billion. If the Aggregate Tender Purchase Amount is less than the Auction Tender Limit Amount, we will repurchase a total number of shares having an aggregate purchase price equal to the product of (i) US$9.0 billion, and (ii) a fraction, the numerator of which is the Aggregate Tender Purchase Amount, and the denominator of which is the Auction Tender Limit Amount.

For the purposes of the foregoing, an odd lot deposit is a deposit by a shareholder owning in the aggregate fewer than 100 shares as of the close of business on the Expiration Date, who deposits all such shares pursuant to an Auction Tender at a price or prices equal to or less than the Purchase Price or pursuant to a Purchase Price Tender prior to the Expiration Date and who checks (or ticks) the box captioned “Odd Lots” in either the Letter of Transmittal or the Notice of Guaranteed Delivery. As set forth above, odd lots will be accepted for purchase before any pro-ration. Our determination as to pro-ration will be final and binding on all parties, absent a finding to the contrary by a court of competent jurisdiction.

We have committed to return US$10.0 billion of the gross proceeds of the F&R Transaction to our shareholders. A significant portion of this return to shareholders is expected to occur through the repurchase of shares pursuant to the Offer. Repurchases of our shares through our NCIB, which has been suspended until after the Expiration Date or date of termination of the Offer, are included in the aggregate amount of US$10.0 billion to be returned to shareholders.

4.	Announcement of Purchase Price, Number of Shares Validly Tendered and Aggregate Purchase Price

We will publicly announce the Purchase Price, the number of shares validly tendered to the Offer and the aggregate purchase price as promptly as practicable after the Expiration Date.

5.	Procedure for Depositing Shares

Proper Deposit of Shares

To deposit shares pursuant to the Offer, (a) all deposited shares in proper form for transfer (including original share certificates, if such shares are held in certificated form, or DRS, ESPP or DRIP positions), together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such shares with signatures that are guaranteed if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal must be received by the Depositary at one of the addresses listed in the Letter of Transmittal by the Expiration Date, (b) such shares must be transferred pursuant to the procedures for book-entry transfer described below (and a Book-Entry Confirmation through the CDSX system (in the case of shares held by CDS) or an Agent’s Message (in the case of shares held in DTC) must be received by the Depositary in lieu of a Letter of Transmittal), or (c) the guaranteed delivery procedures described below must be followed.

A non-registered shareholder who desires to deposit shares pursuant to the Offer should immediately contact such shareholder’s investment dealer, stock broker, commercial bank, trust company or other nominee in order to take the necessary steps to be able to deposit such shares pursuant to the Offer.

If an investment dealer, stock broker, bank, trust company or other nominee holds shares for a shareholder, it is likely the nominee has established an earlier deadline for that shareholder to act to instruct the nominee to accept the Offer on its behalf. A shareholder should immediately contact the shareholder’s investment dealer, stock broker, bank, trust company or other nominee to find out the nominee’s deadline.

In accordance with Instruction 5 of the Letter of Transmittal, each shareholder desiring to deposit shares pursuant to the Offer must indicate (a): in Box A captioned “Type of Tender” on such Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery, whether shares are deposited pursuant to an Auction Tender, Purchase Price Tender, or Proportionate Tender; (b) in Box B, if an Auction Tender is made, the price (in increments of US$0.25 per share) at which such shares are being deposited; (c) in Box C, if a Proportionate Tender is made, the total number of shares the shareholder owns; and (d) in Box D, if applicable, whether the shareholder is making an odd lot deposit in accordance with Instruction 6 of the Letter of Transmittal.

A shareholder who makes a Proportionate Tender will be deemed to have agreed to sell to us at the Purchase Price a number of shares that will result in the shareholder maintaining its proportionate equity ownership in our company following completion of the Offer. Registered shareholders may make a Proportionate Tender and non-registered shareholders may instruct their nominees to make Proportionate Tenders. All shareholders who make a Proportionate Tender must state how many shares they own in the Letter of Transmittal or instruction to their nominee, as the case may be. A registered shareholder who makes a Proportionate Tender must deposit either all of its shares or a sufficient number of shares to satisfy the shareholder’s Proportionate Tender. The Letter of Transmittal provides guidance on how a registered shareholder can calculate the minimum number of shares that would need to be deposited. A non-registered shareholder who makes a Proportionate Tender must deposit all of its shares. If a non-registered shareholder wishes to become a registered shareholder in order to make a Proportionate Tender by depositing only a sufficient number of shares, the shareholder should immediately contact its investment dealer, stock broker, bank, trust company or other nominee in order to take the necessary steps to have its shares registered in the shareholder’s name prior to tendering shares pursuant to the Offer. A shareholder who makes an invalid Proportionate Tender, including by tendering an insufficient number of shares, will be deemed to have made a Purchase Price Tender.

Shares deposited pursuant to an Auction Tender will only be taken up if the price specified in the Auction Tender is equal to or less than the Purchase Price.

A shareholder desiring to deposit shares in separate lots at a different price for each lot must complete a separate Letter of Transmittal (and, if applicable, a separate Notice of Guaranteed Delivery) for each price at which the shareholder is depositing shares. The same shares cannot be deposited pursuant to different tender methods or pursuant to an Auction Tender at more than one price. Shareholders who make an Auction Tender and/or Purchase Price Tender cannot make a Proportionate Tender.

Odd Lot Holders making an Auction Tender or a Purchase Price Tender will be required to tender all shares owned by the shareholder. Proportionate Tenders or partial tenders will not be accepted from Odd Lot Holders.

Shareholders who tender shares without making a valid Auction Tender, Purchase Price Tender or Proportionate Tender will be deemed to have made a Purchase Price Tender. A shareholder who makes an invalid Proportionate Tender, including by tendering an insufficient number of shares, will be deemed to have made a Purchase Price Tender. If multiple boxes are checked in the same Letter of Transmittal indicating that shares are being deposited pursuant to an Auction Tender, Purchase Price Tender, and/or Proportionate Tender, all shares identified will be deemed to have been tendered pursuant to a Purchase Price Tender.

Notice to Holders of Options and Convertible or Exchangeable Securities

The Offer is made only for shares and is not made for any options to purchase shares or any other securities of Thomson Reuters that are convertible into or exchangeable or exercisable for shares. Any holder of such options or other securities convertible into or exchangeable or exercisable for shares who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable laws, exercise the option or other securities convertible into or exchangeable or exercisable for shares in order to obtain shares and deposit those shares in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiration Date to ensure that the holder of such options or other securities will have the shares issued or deliverable and, if applicable, will have received the certificate(s) or DRS position(s) representing the shares, on such exercise available for deposit at or prior to the Expiration Date, or in sufficient time to comply with the procedures referred to in this Section “Procedure for Depositing Shares”. Any such conversion, exercise or exchange will be irrevocable, including where the shares tendered are subject to pro-ration or otherwise are not taken up. Holders of options or other securities should consult their income tax advisors as there are income tax consequences on the exercise of such securities and should read Section 12 of the Circular, “Income Tax Considerations” as there are tax consequences on the deposit of shares pursuant to the Offer.

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal if (a) the Letter of Transmittal is signed by the registered holder of the shares exactly as the name of the registered holder appears on the DRS, ESPP or DRIP position or the share certificate deposited therewith, and payment and delivery is to be made directly to such registered holder, or (b) shares are deposited for the account of a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (each such entity is referred to as an Eligible Institution). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

If a certificate or DRS, ESPP or DRIP position representing shares is registered in the name of a person other than the signatory to a Letter of Transmittal, or if payment is to be made, or certificates or DRS, ESPP or DRIP positions representing shares not purchased or deposited are to be issued, to a person other than the registered holder, the certificate or DRS, ESPP or DRIP position must be endorsed or accompanied by an appropriate share transfer power of attorney, in each case, signed exactly as the name of the registered holder appears on the certificate or DRS, ESPP or DRIP position with the signature on the certificate or share transfer power of attorney signature guaranteed by an Eligible Institution.

Book-Entry Transfer Procedures

Any financial institution that is a participant in CDS may make book-entry delivery of the shares through CDSX, CDS’s on-line tendering system pursuant to which book-entry transfers may be effected by causing CDS to transfer such shares into the Depositary’s account in accordance with CDS’s procedures for such transfer. Delivery of shares to the Depositary by means of a book-entry transfer through CDSX will constitute a valid tender pursuant to the Offer.

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its Toronto, Ontario office address set forth on the back cover page of this Offer to Purchase and Circular prior to the Expiration Date. Shareholders, through their respective CDS Participants, who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS will be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and, therefore, such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer. Delivery of documents to CDS does not constitute delivery to the Depositary.

Shareholders who have an account maintained by DTC may accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a book-entry confirmation, together with an Agent’s Message in respect thereof, or a properly completed and duly executed Letter of Transmittal and any other required documents, are received by the Depositary at its office specified in the Letter of Transmittal prior to the Expiration Date of the Offer. If necessary, the Depositary will establish an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC’s systems may cause DTC to make a book-entry transfer of a shareholder’s shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, as noted above, although delivery of shares may be effected through book-entry transfer at DTC, either a Letter of Transmittal (or a manually signed facsimile copy thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary, at its office specified in the Letter of Transmittal prior to the Expiration Date. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary.

Method of Delivery

The method of delivery of certificates representing shares, if any, and all other required documents is at the option and risk of the depositing shareholder. If certificates representing shares are to be sent by mail, registered mail, properly insured, is recommended and it is suggested that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date. Delivery of a share certificate representing shares will only be made upon actual receipt of such share certificate representing shares by the Depositary.

Procedure for Guaranteed Delivery

If a shareholder wishes to deposit shares by an Auction Tender or Purchase Price Tender pursuant to the Offer and cannot deliver certificates for such shares, or the book-entry transfer procedures described above cannot be completed, prior to the Expiration Date, or time will not permit all required documents to reach the Depositary by the Expiration Date, such shares may nevertheless be deposited if all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution;

(b)

a properly completed and duly executed Notice of Guaranteed Delivery, or a manually executed photocopy thereof, substantially in the form provided by us indicating the type of deposit and, in the case of an Auction Tender, the price at which the shares are being deposited, is received by the Depositary at its mailing address in Toronto, Ontario as set out in the Notice of Guaranteed Delivery prior to the Expiration Date; and

(c)

all deposited shares (including original share certificates, if such shares are held in certificated form) in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) or, in the case of a book-entry transfer, a Book-Entry Confirmation through the CDSX system (in the case of shares held in CDS) or an Agent’s Message (in the case of shares held in DTC), and any other documents required by the Letter of Transmittal, are received by the Toronto, Ontario office of the Depositary, before 5:00 p.m. (Toronto time) on the second trading day on the TSX after the Expiration Date.

The Notice of Guaranteed Delivery may be hand delivered, couriered for overnight delivery or transmitted by facsimile transmission to the Toronto office of the Depositary listed in the Notice of Guaranteed Delivery, and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision hereof, payment for shares deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such shares, a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such shares with signatures that are guaranteed if so required, or, in the case of a book-entry transfer, a Book-Entry Confirmation through the CDSX system (in the case of shares held in CDS) or an Agent’s Message (in the case of shares held in DTC), and any other documents required by the Letter of Transmittal.

The tender information specified in a Notice of Guaranteed Delivery by a person completing such Notice of Guaranteed Delivery will, in all circumstances, take precedence over the tender information that is specified in the related Letter of Transmittal that is subsequently deposited.

The foregoing guaranteed delivery procedure is not available for shareholders wishing to deposit shares pursuant to a Proportionate Tender or the Qualifying Holdco Alternative. Shareholders wishing to deposit shares pursuant to the Qualifying Holdco Alternative must fully comply with the procedure described in Section 12 of this Offer to Purchase, “Qualifying Holdco Alternative”, including the requirement to deliver original share certificates representing the Elected Shares (unless such shares are held through DRS) to the Depositary no later than five business days following announcement of the preliminary results of the Offer by us.

Determination of Validity, Rejection and Notice of Defect

All questions as to the number of shares to be accepted, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any deposit of shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction. We reserve the absolute right to reject any deposits of shares determined by us not to be in proper form or completed in accordance with the instructions herein and in the Letter of Transmittal or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the deposit of any particular shares and our interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction. No individual deposit of shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with deposits must be cured within such time as we will determine. We reserve the right to waive a defect or irregularity with respect to one deposit without waiving such defect or irregularity with respect to other deposits. None of Thomson Reuters, the Dealer Managers, the Depositary nor any other person is or will be obligated to give notice of defects or irregularities in deposits, nor will any of them accept any liability for failure to give any such notice. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding absent a finding to the contrary by a court of competent jurisdiction.

Under no circumstances will interest be paid by us or the Depositary by reason of any delay in making payment. Without limiting the generality of the foregoing, under no circumstances will interest be paid by us or the Depositary by reason of any delay in making payment to any person using the guaranteed delivery procedures.

Formation of Agreement

The proper deposit of shares pursuant to any one of the procedures described above will constitute a binding agreement between the depositing shareholder and us, effective as of 11:59 p.m. (Toronto time) on the Expiration Date, upon the terms and subject to the conditions of the Offer. Such agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Prohibition on “Short” Tenders

It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender shares for such person’s own account unless at the time of tender and at the Expiration Date such person has a “net long position” in (i) a number of shares that is equal to or greater than the amount tendered and will deliver or cause to be delivered such shares for the purpose of tendering to us within the period specified in the Offer or (ii) other securities immediately convertible into, exercisable for or exchangeable into a number of shares (“Equivalent Securities”) that is equal to or greater than the number of shares tendered and, upon the acceptance of such tender, will acquire such shares by conversion, exchange, or exercise of such Equivalent Securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such shares so acquired for the purpose of tender to us within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of shares made pursuant to any method of delivery set forth in the Circular will constitute the tendering shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering shareholder’s representation and warranty to us that (i) such shareholder has a “net long position” in a number of shares or Equivalent Securities at least equal to the shares being tendered within the meaning of Rule 14e-4, and (ii) such tender of shares complies with Rule 14e-4. Our acceptance for payment of shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer.

Procedure for Qualifying Holdco Alternative

The Offer also includes an offer to structure the tender of shares pursuant to the Offer (whether such tender is an Auction Tender, a Purchase Price Tender or a Proportionate Tender) as a Qualifying Holdco Alternative (as defined herein). Instead of selling its shares directly to us pursuant to the Offer, a shareholder who complies with the conditions described in Section 12 of this Offer to Purchase, “Qualifying Holdco Alternative”, may elect to sell all or a portion of the shares it wishes to tender pursuant to the three tender methods described above by completing certain corporate reorganization steps and then tendering shares subject to such reorganization (rather than tendering directly to us). The Qualifying Holdco Alternative will assist Electing Shareholders in achieving certain Canadian tax objectives without having adverse consequences to our company or other shareholders. Any shares tendered using the Qualifying Holdco Alternative will also be purchased at the Purchase Price and be subject to pro-ration as described herein.

The Qualifying Holdco Alternative is only available on and subject to the terms and conditions described herein. A shareholder wishing to utilize the Qualifying Holdco Alternative must first advise the Depositary in writing at its Toronto office, no later than 10 business days prior to the Expiration Date, of the shareholder’s election to utilize the Qualifying Holdco Alternative, as well as, in the case of an Auction Tender or a Purchase Price Tender, the number of Elected Shares and Tendered Qualifying Alternative Shares (each as defined herein) (assuming no pro-ration) in respect of which the Qualifying Holdco Alternative election is being made. The proper deposit of shares pursuant to the Qualifying Holdco Alternative will constitute a binding agreement between the depositing shareholder and us, effective as of 11:59 p.m. (Toronto time) on the Expiration Date, upon the terms and subject to the conditions of the Offer. Such agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

The procedures described above for the deposit of shares by means of a Letter of Transmittal or a Notice of Guaranteed Delivery cannot be used to deposit shares pursuant to the Qualifying Holdco Alternative pursuant to the Offer. In particular, a shareholder wishing to utilize the Qualifying Holdco Alternative will be required to deliver to the Depositary a Modified Letter of Transmittal as described in Section 12 of this Offer to Purchase, “Qualifying Holdco Alternative”.

Further Assurances

Each shareholder accepting the Offer covenants under the terms of the Letter of Transmittal to execute, upon our request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the shares to us. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such shareholder and will, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the shareholder and all obligations of the shareholder therein will be binding upon the heirs, personal representatives, successors and assigns of such shareholder.

6.	Withdrawal Rights

Except as otherwise provided in this Section 6, deposits of shares pursuant to the Offer will be irrevocable. A shareholder may withdraw shares deposited pursuant to the Offer: (a) at any time before we have taken up those shares; (b) at any time before the expiration of 10 days from the date that a notice of change or variation (unless we have taken up the shares deposited pursuant to the Offer before the date of the notice of change or variation, and other than a variation that (i) consists solely of an increase in the consideration offered for those shares pursuant to the Offer where the time for deposit is not extended for greater than 10 days, or (ii) consists solely of the waiver of a condition of the Offer) has been given in accordance with Section 8 of this Offer to Purchase, “Extension and Variation of the Offer”; or (c) if we have not paid for those shares within three business days after having been taken up.

For a withdrawal to be effective, a written or printed copy of a notice of withdrawal must be actually received by the Depositary by the applicable date specified above at the place of deposit of the relevant shares. Any such notice of withdrawal must be signed by or on behalf of the person who signed the Letter of Transmittal or Notice of Guaranteed Delivery in respect of the shares being withdrawn or, in the case of shares tendered by a CDS Participant, be signed by such participant in the same manner as the participant’s name is listed on the applicable Book-Entry Confirmation through the CDSX system or, in the case of shares tendered by a DTC participant, be signed by such participant in the same manner as the participant’s name is listed on the applicable Agent’s Message, and must specify the name of the person who deposited the shares to be withdrawn, the name of the registered holder, if different from that of the person who deposited such shares, and the number of shares to be withdrawn. If the certificates for the shares deposited pursuant to the Offer have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the depositing shareholder must submit the serial numbers shown on the particular certificates evidencing the shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 5 of this Offer to Purchase, “Procedure for Depositing Shares”), except in the case of shares deposited by an Eligible Institution. A withdrawal of shares deposited pursuant to the Offer may only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of a written or printed copy of a properly completed and executed notice of withdrawal.

A shareholder who wishes to withdraw shares pursuant to the Offer and who holds shares through an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to withdraw such shares pursuant to the Offer. Participants of CDS or DTC should contact these depositaries with respect to the withdrawal of shares pursuant to the Offer.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. None of Thomson Reuters, the Dealer Managers, the Depositary or any other person will be obligated to give any notice of any defects or irregularities in any notice of withdrawal and none of them will incur any liability for failure to give any such notice.

Any shares properly withdrawn will thereafter be deemed not deposited for purposes of the Offer. However, withdrawn shares may be redeposited prior to the Expiration Date by again following the procedures described in Section 5 of this Offer to Purchase, “Procedure for Depositing Shares”.

If we extend the period of time during which the Offer is open, are delayed in our purchase of shares or are unable to purchase shares pursuant to the Offer for any reason, then, without prejudice to our rights pursuant to the Offer, the Depositary may, subject to applicable law, retain on our behalf all deposited shares, and such shares may not be withdrawn except to the extent that depositing shareholders are entitled to withdrawal rights as described in this Section 6.

7.	Conditions of the Offer

Notwithstanding any other provision of the Offer, we will not be required to accept for purchase, purchase or pay for any shares deposited, and may terminate or cancel the Offer or may postpone the payment for deposited shares, if, at any time before the payment for any such shares, any of the following events will have occurred (or will have been determined by us to have occurred) which, in our sole discretion and judgment, in any such case and regardless of the circumstances, makes it inadvisable to proceed with the Offer or with such acceptance for purchase or payment:

(a)	the closing of the F&R Transaction has not occurred;

(b)

there will have been threatened, taken or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction (i) challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, our acceptance for payment of some or all of the shares or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) that otherwise, in our sole judgment, acting reasonably, has or may have a material adverse effect on our shares or our business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects or has impaired or may materially impair the contemplated benefits of the Offer to us;

(c)

there will have been any action or proceeding threatened, pending or taken or approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or to us by any court, government or governmental authority or regulatory or administrative agency in any jurisdiction that, in our sole judgment, acting reasonably, might directly or indirectly result in any of the consequences referred to in clauses (i) or (ii) of paragraph (b) above or would or might prohibit, prevent, restrict or delay consummation of or materially impair the contemplated benefits to us of the Offer;

(d)

there will have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada or the United States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States (whether or not mandatory), (iii) a natural disaster or the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving Canada, the United States or any other country or region where we have significant business activity, (iv) any limitation by any government or governmental authority or regulatory or administrative agency or any other event that, in our sole judgment, acting reasonably, might affect the extension of credit by banks or other lending institutions, (v) any significant decrease, in our sole judgment, acting reasonably, in the market price of the shares since the close of business on August 24, 2018, (vi) any material change in short term or long term interest rates; (vii) any change in the general political, market, economic or financial conditions that, in our sole judgment, acting reasonably, has or may have a material adverse effect on our business, operations or prospects or the trading in, or value of, the shares, or (viii) any decline in any of the S&P/TSX Composite Index, the Dow Jones Industrial Average or the S&P 500 by an amount in excess of 10%, measured from the close of business on August 24, 2018;

(e)

there will have occurred any change or changes (or any development involving any prospective change or changes) in our business, assets, liabilities, properties, condition (financial or otherwise), operations, results of operations or prospects that, in our sole judgment, acting reasonably, has, had or may have, individually or in the aggregate, a material adverse effect on our company;

(f)

any take-over bid or tender or exchange offer with respect to some or all of the securities of Thomson Reuters, or any merger, business combination or acquisition proposal, disposition of assets, or other similar transaction with or involving us or any of our affiliates, other than the Offer, or any solicitation of proxies, other than by management, to seek to control or influence our board of directors, will have been proposed, announced or made by any individual or entity;

(g)	TD Securities Inc., one of the Dealer Managers, has withdrawn or amended its opinion with respect to the liquidity of the shares;

(h)

we will have determined that the consummation of the Offer is reasonably likely to (i) cause the shares to be delisted from the TSX or the NYSE or to be eligible for deregistration under the Exchange Act or (ii) constitute a “Rule 13e-3 transaction”, as such term is defined in Rule 13e-3 under the Exchange Act;

(i)	the completion of the Offer subjects us to any material tax liability;

(j)

we will have concluded, in our sole judgment, acting reasonably, that the Offer or the take-up and payment for any or all of the shares by us is illegal or not in compliance with applicable law, or that necessary exemptions under applicable securities legislation are not available to us for the Offer, and, if required under any such legislation, we will not have received the necessary exemptions from or waivers of the appropriate courts or securities regulatory authorities in respect of the Offer;

(k)	we will have concluded that the relief granted by Rule 13e-4(g) under the Exchange Act is not applicable;

(l)	no Auction Tenders or Purchase Price Tenders have been made pursuant to the Offer; or

(m)	any Securities Regulatory Relief is rescinded or modified in a manner that is not in form and substance satisfactory to us.

The foregoing conditions are for our sole benefit and may be asserted by us in our sole discretion, regardless of the circumstances (including any action or inaction by us) giving rise to any such conditions, or may be waived by us, in our sole discretion, in whole or in part at any time, provided that the conditions listed in clause (h) above are not waivable by us. Our failure at any time to exercise our rights under any of the foregoing conditions will not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances; and each such right will be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by us concerning the events described in this Section 7 will be final and binding on all parties.

Any waiver of a condition or our withdrawal of the Offer will be deemed to be effective on the date on which notice of such waiver or withdrawal by us is delivered or otherwise communicated to the Depositary. After giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, we will immediately make a public announcement of such waiver or withdrawal and provide or cause to be provided notice of such waiver or withdrawal to the NYSE, the TSX and the applicable Canadian securities regulatory authorities. If the Offer is withdrawn, we will not be obligated to take up, accept for purchase or pay for any shares deposited pursuant to the Offer, and the Depositary will return all certificates for deposited shares or the equivalent DRS, ESPP or DRIP positions, Letters of Transmittal and Notices of Guaranteed Delivery and any related documents to the parties by whom they were deposited.

8.	Extension and Variation of the Offer

Subject to applicable law, we expressly reserve the right, in our sole discretion, and regardless of whether or not any of the events specified in Section 7 of this Offer to Purchase, “Conditions of the Offer” will have occurred, at any time or from time to time, to extend the period of time during which the Offer is open or to vary the terms and conditions of the Offer by giving written notice, or oral notice to be confirmed in writing, of extension or variation to the Depositary and by causing the Depositary to provide to all shareholders, where required by law, as soon as practicable thereafter, a copy of the notice in the manner set forth in Section 13 of this Offer to Purchase, “Notice”. Promptly after giving notice of an extension or variation to the Depositary, but, in the case of an extension, no later than 9:00 a.m. (Toronto time) on the next business day following the last previously scheduled or announced Expiration Date, we will make a public announcement of the extension or variation and provide or cause to be provided notice of such extension or variation to the NYSE, the TSX and the applicable Canadian securities regulatory authorities. Any notice of extension or variation will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated by facsimile or electronic mail to the Depositary at its principal office in Toronto, Ontario, Canada.

Where the terms of the Offer are varied (other than a variation consisting solely of the waiver of a condition of the Offer), the period during which shares may be deposited pursuant to the Offer will not expire before 10 days (except for any variation increasing or decreasing the aggregate purchase price or the range of prices we may pay for shares pursuant to the Offer or fees payable to the Dealer Managers of the Offer or any soliciting dealer, in which case the Offer will not expire before 10 business days) after the date of the notice of variation, unless otherwise permitted by applicable law. In the event of any variation, all shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by us in accordance with the terms of the Offer, subject to Section 6 of this Offer to Purchase, “Withdrawal Rights”. An extension of the Expiration Date or a variation of the Offer does not constitute a waiver by us of our rights in Section 7 of this Offer to Purchase, “Conditions of the Offer”.

If we make a material change in the terms of the Offer or the information concerning the Offer, we will extend the time during which the Offer is open to the extent required under applicable securities legislation.

In order to facilitate the availability of Proportionate Tenders pursuant to the Offer, we have received the Extension Relief from the securities regulatory authorities in Canada to permit us to extend the Offer, in circumstances in which all of the terms and conditions of the Offer have either been satisfied or waived by us, without first taking up shares which have been deposited (and not withdrawn) before the Offer was previously scheduled to expire. Accordingly, in the event that we elect to extend the Offer, we will not take up or pay for any shares until the expiry of such extension.

We also expressly reserve the right, in our sole discretion, (a) to terminate the Offer and not take up and pay for any shares upon the occurrence of any of the events specified in Section 7 of this Offer to Purchase, “Conditions of the Offer”, and/or (b) at any time or from time to time, to vary the Offer in any respect, including increasing or decreasing the aggregate purchase price for shares that we may purchase or the range of prices we may pay pursuant to the Offer, subject to compliance with applicable securities legislation.

Any such extension, delay, termination or variation will be followed as promptly as practicable by a public announcement. Without limiting the manner in which we may choose to make any public announcement, except as provided by applicable law, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through our usual news wire service.

9.	Taking Up and Payment for Deposited Shares

Promptly after we have determined the Purchase Price in accordance with Section 2 of this Offer to Purchase, “Purchase Price”, we will publicly announce the Purchase Price and will take up shares to be purchased pursuant to the Offer promptly after the Expiration Date, but in any event no later than 10 days after such time. We will pay for such shares within three business days after taking up the shares.

Number of Shares

For purposes of the Offer, we will be deemed to have accepted for payment, subject to pro-ration and the preferential acceptance of odd lots, shares deposited and not withdrawn pursuant to Auction Tenders equal to or less than the Purchase Price and pursuant to Purchase Price Tenders or Proportionate Tenders if, as and when we give written notice to the Depositary of its acceptance of such shares for payment pursuant to the Offer.

Payment

Payment for shares accepted for purchase pursuant to the Offer will be made on the date on which we deliver funds on account of the purchase price of the accepted shares to the Depositary by bank transfer or other means satisfactory to the Depositary, who will act as agent for the depositing shareholders for the purpose of receiving payment from us and transmitting such payment to the depositing shareholders. Under no circumstances will interest accrue or be paid by us or the Depositary on the Purchase Price to any person depositing shares regardless of any delay in making payment, including any delay in making payment to any person using the guaranteed delivery procedures.

In the event of pro-ration of shares deposited pursuant to Auction Tenders and Purchase Price Tenders, we will determine the pro-ration factor and pay for those deposited shares accepted for payment promptly after the Expiration Date. However, we do not expect to be able to announce the final results of any such pro-ration for at least two business days after the Expiration Date.

All shares not purchased, including all shares deposited pursuant to Auction Tenders at prices in excess of the Purchase Price, shares not purchased due to pro-ration and shares not accepted for purchase, will be returned as soon as practicable after the Expiration Date or termination of the Offer without expense to the depositing shareholder.

We reserve the right, in our sole discretion, to delay taking up or paying for any shares or to terminate the Offer and not take up or pay for any shares if any condition specified in Section 7 of this Offer to Purchase, “Conditions of the Offer” is not satisfied or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary. We also reserve the right, in our sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for shares in order to comply, in whole or in part, with any applicable law.

The Purchase Price for shares deposited and purchased will be paid by cheque issued to the order of, and certificate(s) or equivalent DRS, ESPP or DRIP positions representing shares not deposited or not purchased pursuant to the Offer will be issued to, the person signing the relevant Letter of Transmittal or to the order of such other person as identified by the person signing such Letter of Transmittal, by properly completing the appropriate boxes in such Letter of Transmittal. In the absence of an address being provided, cheques or certificates will be forwarded to the address of the person as shown on the share register for the shares. Payments will be made net of any applicable withholding taxes. A shareholder may also request that the Purchase Price for shares deposited and purchased be paid by wire payment by properly completing the appropriate box in the Letter of Transmittal. The Purchase Price for shares deposited by book-entry transfer and purchased will be paid by credit to the relevant account at CDSX or DTC.

The Depositary will forward, at our expense, cheques and certificates representing all certificated shares not purchased by first-class insured mail, postage pre-paid, to the person signing the relevant Letter of Transmittal or to such other person or such other address as identified by the person in such Letter of Transmittal (unless the person signing the Letter of Transmittal instructs the Depositary to hold such certificates for shares and/or cheques for pickup or, alternatively, to make a wire payment) by properly completing the appropriate boxes in such Letter of Transmittal. See Section 10 of this Offer to Purchase, “Payment in the Event of Mail Service Interruption”, in the event of real or possible mail service interruption. Any shares deposited by book-entry transfer and not purchased will be credited to the relevant account at CDSX or DTC.

All shares purchased by us pursuant to the Offer will be cancelled.

Each registered shareholder who has tendered shares pursuant to the Offer will receive payment of the Purchase Price for purchased shares in U.S. dollars, unless such shareholder exercises the applicable election in the Letter of Transmittal or Notice of Guaranteed Delivery to use the Depositary’s currency exchange services to convert payment of the Purchase Price of the tendered shares into Canadian dollars as described below. There is no additional fee payable by shareholders who elect to use the Depositary’s currency exchange services.

Each non-registered shareholder who has tendered shares through its nominee pursuant to the Offer will receive payment through its nominee of the Purchase Price for purchased shares in U.S. dollars, unless such non-registered shareholder contacts the nominee in whose name such shareholder’s shares are registered and timely requests that the nominee make an election on its behalf to receive the Purchase Price in Canadian dollars as described below.

The exchange rate that will be used to convert payments from U.S. dollars into Canadian dollars will be the rate available from Computershare Trust Company of Canada, in its capacity as foreign exchange service provider, on the date that the funds are converted, which rate will be based on the prevailing market rate on such date. The risk of any fluctuations in exchange rates, including risks relating to the particular date and time at which funds are converted, will be borne solely by the shareholder. Computershare Trust Company of Canada will act as principal in such currency conversion transactions.

10.	Payment in the Event of Mail Service Interruption

Notwithstanding the provisions of the Offer, cheques in payment for shares purchased pursuant to the Offer and certificates for any shares to be returned will not be mailed if we determine that delivery by mail may be delayed. Persons entitled to cheques or certificates that are not mailed for this reason may take delivery at the office of the Depositary at which the deposited certificates for the shares were delivered until we have determined that delivery by mail will no longer be delayed. We will provide notice, in accordance with Section 13 of this Offer to Purchase, “Notice”, of any determination not to mail under this Section 10 as soon as reasonably practicable after such determination is made.

11.	Liens and Dividends

Shares acquired pursuant to the Offer will be acquired free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions that may be paid, issued, distributed, made or transferred on or in respect of such shares to shareholders of record on or prior to the date upon which the shares are taken up and paid for pursuant to the Offer will be for the account of such shareholders. Each shareholder of record on that date will be entitled to receive that dividend or distribution whether or not such shareholder deposits shares pursuant to the Offer.

12.	Qualifying Holdco Alternative

Instead of selling its shares directly to our company pursuant to the Offer, a registered shareholder (referred to as the Electing Shareholder) who complies with the conditions described below may elect to sell all or a portion of the shares that it wishes to tender (whether such tender is an Auction Tender, a Purchase Price Tender or a Proportionate Tender) by completing the following corporate reorganization steps with our company after the Expiration Date and prior to the take-up of shares tendered pursuant to the Offer (such alternative is called the Qualifying Holdco Alternative):

(a)

the Electing Shareholder will transfer a number of shares (referred to as the “Elected Shares”) to an affiliated holding corporation that will be incorporated under the laws of Canada on or after the date of the Offer (referred to as “Amalgamating Holdco”) and (i) the only shareholders of Amalgamating Holdco will be (A) the Electing Shareholder, who will hold all of the common shares of Amalgamating Holdco, and (B) another corporate subsidiary or affiliate of the Electing Shareholder (referred to as “Preferred Holdco”), who will hold all of the preferred shares of Amalgamating Holdco, and (ii) Amalgamating Holdco will have no assets (apart from a nominal amount of cash not to exceed US$5.00) other than the Elected Shares and no liabilities;

(b)

one or more Amalgamating Holdco(s) will be amalgamated with a wholly-owned subsidiary of our company (referred to as “Subco”) to form an amalgamated entity (referred to as “Amalco”) that will own all of the Elected Shares of each Electing Shareholder of an Amalgamating Holdco involved in the amalgamation (referred to as the “Amalgamation”), and on the Amalgamation, (i) the shares of Subco will be converted into a number of shares of Amalco, and (ii) the common and preferred shares of each Amalgamating Holdco involved in the Amalgamation will be cancelled, and in consideration therefor, our company will issue to each Electing Shareholder and each Preferred Holdco a number of shares (such issued shares referred to as Qualifying Alternative Shares) having a fair market value, in the aggregate, equal to the fair market value of the Elected Shares held by their respective Amalgamating Holdco. Amalco will be liquidated into our company; and

(c)

a number of the Qualifying Alternative Shares held by the Electing Shareholder or the applicable Preferred Holdco and identified by the Electing Shareholder (or, in the event of the pro-ration, such lesser number of shares as indicated by us to the Electing Shareholder) (referred to as the “Tendered Qualifying Alternative Shares”) will be sold, taken up and paid for by us at the Purchase Price alongside all other shares to be purchased pursuant to the Offer.

The Qualifying Holdco Alternative will assist Electing Shareholders in achieving certain Canadian tax objectives without having adverse consequences to our company or other shareholders.

In order to utilize the Qualifying Holdco Alternative, a shareholder must:

(a)

advise the Depositary in writing at its Toronto office, no later than 10 business days prior to the Expiration Date, of the shareholder’s election to utilize the Qualifying Holdco Alternative, as well as, in the case of an Auction Tender or a Purchase Price Tender, the number of Elected Shares and Tendered Qualifying Alternative Shares (assuming no pro-ration) in respect of which the Qualifying Holdco Alternative election is being made;

(b)	deliver to the Depositary, no later than five business days prior to the Expiration Date:

(i)	a duly completed and executed Letter of Transmittal for Holders of Qualifying Alternative Shares (referred to as a Modified Letter of Transmittal);

(ii)	certified copies of the constating documents and share register of Amalgamating Holdco;

(iii)	the form of transfer agreement for the transfer by the Electing Shareholder of the Elected Shares to Amalgamating Holdco; and

(iv)	such other information and documents as we may request;

(c)

if a joint election under section 85 of the Tax Act and any provincial equivalent (referred to collectively as the Section 85 Election) is desirable to the Electing Shareholder on the transfer of Elected Shares (or in the event of pro-ration, such lesser number of shares as indicated by our company to the Electing Shareholder) to Amalgamating Holdco, duly complete in prescribed form, execute (and cause Amalgamating Holdco to execute), and subject to our prior review, file with the appropriate government authority the Section 85 Election as promptly as practicable after the transfer date and in any case no later than five business days following announcement of the preliminary results of the Offer by us;

(d)

deliver to the Depositary, as promptly as practicable after the Expiration Date and in any case no later than five business days following announcement of the preliminary results of the Offer by us, in accordance with the instructions contained in the Modified Letter of Transmittal, the documents referred to in the Modified Letter of Transmittal, including:

(i)

original share certificates representing the Elected Shares and all issued and outstanding shares in the capital of Amalgamating Holdco (unless such shares are held through DRS, in which case all information regarding the DRS position(s) must be provided);

(ii)	the minute books and other books and records of Amalgamating Holdco;

(iii)

a certified copy of the directors’ and shareholders’ resolutions of the Electing Shareholder, Preferred Holdco and Amalgamating Holdco approving: (A) the transfer by the Electing Shareholder of the Elected Shares to Amalgamating Holdco; (B) all issuances or transfers of shares in the capital of Amalgamating Holdco; (C) the Amalgamation; and (D) the sale of the Tendered Qualifying Alternative Shares to our company pursuant to the Offer, as applicable;

(iv)	a certified copy of the executed transfer agreement providing for the transfer by the Electing Shareholder of the Elected Shares to Amalgamating Holdco;

(v)

the fair market value, legal stated capital and paid-up capital for the purposes of the Tax Act of the common shares and preferred shares in the capital of Amalgamating Holdco immediately before the Amalgamation;

(vi)	if applicable, a copy of the Section 85 Election indicated in (c) above and proof that such election was properly filed; and

(vii)	such other information and documents as we may request;

(e)

within 30 days of the Amalgamation, prepare any tax returns required to be filed by Amalgamating Holdco in respect of any taxable period ending on or before the time of the Amalgamation, and subject to our prior review, file such returns, together with the payment of any taxes payable in respect thereof, with the appropriate government authority, to the extent not previously filed or paid; and

(f)

fully cooperate with us in completing the corporate reorganization steps described above as soon as practicable following the Expiration Date, and in any case within five business days of announcement of the preliminary results of the Offer by us.

All documents, instruments and information delivered to us by an Electing Shareholder must be in form and substance reasonably acceptable to us.

Copies of the Modified Letter of Transmittal may be obtained from the Depositary at its Toronto office on request by any registered shareholder wishing to utilize the Qualifying Holdco Alternative.

The Modified Letter of Transmittal contains various representations, warranties and covenants by a shareholder in favour of our company, as well as an indemnity in favour of our company, which each shareholder wishing to utilize the Qualifying Holdco Alternative will be required to agree to and sign. The representations and warranties contained in the Modified Letter of Transmittal will include, but are not limited to: (i) that, except as otherwise agreed by our company, Amalgamating Holdco is a corporation duly incorporated on or after the date of the Offer and validly existing and in good standing under the Canada Business Corporations Act; (ii) that participation in the Qualifying Holdco Alternative and all transactions contemplated thereby have been duly approved by each of the Electing Shareholder, Preferred Holdco and Amalgamating Holdco; (iii) that the issued and outstanding capital of Amalgamating Holdco consists solely of common shares and preferred shares, all of which are held by the Electing Shareholder and Preferred Holdco, respectively; (iv) that, as at the time of the Amalgamation, Amalgamating Holdco will be the owner of the Elected Shares; (v) that, except as we otherwise agree to, at no time since its incorporation, has (A) Amalgamating Holdco owned any assets (apart from a nominal amount of cash not to exceed US$5.00) other than the Elected Shares; or (B) Amalgamating Holdco had any liabilities whatsoever; (vi) that since incorporation, Amalgamating Holdco has not undertaken any activities other than the acquisition and ownership of the Elected Shares, or the payment of a stock dividend to the Electing Shareholder, satisfied by the issuance of preferred shares in the capital of Amalgamating Holdco; (vii) that Amalgamating Holdco is not a party to, nor is it bound or affected by, any agreements, commitments or undertakings of any nature whatsoever other than the documents required to give effect to the Qualifying Holdco Alternative, as provided to us; (viii) that Amalgamating Holdco has duly and timely paid when due all taxes which are payable by it, and has duly and timely filed when due all tax returns required to be filed by it, in respect of any taxable period ending on or before the time of the Amalgamation; (ix) that there are no suits, actions, litigation, or other proceedings in progress, pending or threatened against or relating to Amalgamating Holdco; and (x) all information, instruments and documents provided to us are true, accurate and complete in all respects.

Without limiting the terms and conditions otherwise contained in the Offer, participation by our company in the Qualifying Holdco Alternative with a shareholder and the acceptance by our company of the

Tendered Qualifying Alternative Shares pursuant to the Offer under a Modified Letter of Transmittal is subject to the satisfaction of the following conditions: (i) that, except as we otherwise agree, Amalgamating Holdco is a corporation duly incorporated on or after the date of the Offer and validly existing and in good standing under the Canada Business Corporations Act; (ii) that Amalgamating Holdco is a resident of Canada and a “taxable Canadian corporation” for the purposes of the Tax Act; (iii) that Amalgamating Holdco has not been used for any purposes other than those relating to the Qualifying Holdco Alternative; (iv) that Amalgamating Holdco has not declared or paid any dividends (except for the payment of a stock dividend to the Electing Shareholder, satisfied by the issuance of preferred shares in the capital of Amalgamating Holdco or as we otherwise agree) or effected any other distributions or redemptions; (v) that the representations and warranties of the shareholder in the Modified Letter of Transmittal are true and correct at the time of the Amalgamation and at the time we take up and pay for the Tendered Qualifying Alternative Shares; and (vi) that the number of Tendered Qualifying Alternative Shares we take up and pay for pursuant to this Qualifying Holdco Alternative does not exceed the number of shares the shareholder would otherwise be entitled to sell to us pursuant to the Offer after giving effect to any pro-ration.

Any Tendered Qualifying Alternative Shares that are validly tendered will be purchased at the Purchase Price and be subject to pro-ration, as described below. Upon the terms and subject to the conditions of the Offer, provided that the conditions in the Modified Letter of Transmittal have been satisfied or waived, and that the conditions set forth in Section 7 of this Offer to Purchase, “Conditions of the Offer” have been satisfied or waived, we will purchase all of the Tendered Qualifying Alternative Shares duly tendered by the Electing Shareholder and Preferred Holdco for aggregate cash consideration equal to the Purchase Price multiplied by the number of Tendered Qualifying Alternative Shares.

If the number of shares properly deposited by the Expiration Date (and not withdrawn) (including shares in respect of which shareholders properly elect to utilize the Qualifying Holdco Alternative) exceeds in the aggregate the maximum number of shares deposited pursuant to the Offer, having an aggregate purchase price not exceeding US$9.0 billion, we will take-up and pay for the shares at the Purchase Price on a pro-rata basis according to procedure described in Section 3 of this Offer to Purchase, “Number of Shares, Pro-ration”. Shareholders who elect to participate in the Qualifying Holdco Alternative will be advised of the number of Tendered Qualifying Alternative Shares that may be tendered to us in order to give effect to the pro-ration provisions described herein.

You must be a registered shareholder to structure the purchase of your shares as a Qualifying Holdco Alternative. Non-registered shareholders who wish to structure the purchase of their shares as a Qualifying Holdco Alternative should immediately contact their investment dealer, stock broker, bank, trust company or other nominee in order to take the necessary steps to have such shares registered in the shareholder’s name prior to depositing shares pursuant to the Offer.

The guaranteed delivery procedures described in Section 5 of this Offer to Purchase, “Procedure for Depositing Shares”, are not available for shareholders wishing to deposit shares pursuant to the Qualifying Holdco Alternative. Shareholders wishing to deposit shares pursuant to the Qualifying Holdco Alternative must fully comply with the procedure described in this Section 12, including the requirement to deliver original share certificates representing the Elected Shares (unless such shares are held through DRS) to the Depositary no later than five business days following announcement of the preliminary results of the Offer by us.

The Canadian federal income tax considerations associated with the Qualifying Holdco Alternative may differ considerably from those otherwise associated with a direct sale of shares to us pursuant to the Offer, and are not described herein. Shareholders contemplating electing to use the Qualifying Holdco Alternative should consult their own financial, legal, investment and tax advisors regarding the likely legal and tax consequences to them in their own particular circumstances.

13.	Notice

Except as may be otherwise required by law and without limiting any other lawful means of giving notice, any notice to be given by us or the Depositary pursuant to the Offer will be deemed to have been properly given if it is broadly disseminated by press release or mailed by first-class mail, postage prepaid, to the registered holders of shares at their respective addresses as shown on the share registers maintained in respect of the shares and will be deemed to have been received following the issuance of such press release or on the first business day following the date of mailing, as applicable. These provisions apply despite (i) any accidental omission to give notice to any one or more shareholders, and (ii) an interruption of mail service following mailing, if applicable. In the event of an interruption of mail service following mailing, we will use reasonable efforts to disseminate the notice by other means, such as publication. If any notice is to be given by mail and post offices are not open for deposit of mail, or there is reason to believe there is or could be a disruption in all or any part of the postal service, any notice which we or the Depositary may give or cause to be given pursuant to the Offer will be deemed to have been properly given and to have been received by shareholders if it is issued by way of a news release and if it is published once in the National Edition of The Globe and Mail or the National Post and in a French language daily newspaper of general circulation in the Province of Québec and in The Wall Street Journal.

14.	Other Terms

No stockbroker, dealer or other person has been authorized to give any information or to make any representation on our behalf other than as contained in the Offer, and, if any such information or representation is given or made, it must not be relied upon as having been authorized by us or the Dealer Managers.

It is a term of the Offer that for the purposes of subsection 191(4) of the Tax Act, the “specified amount” in respect of each share will be an amount equal to the Purchase Price less US$1.00, as converted into Canadian dollars using the C$/US$ Bank of Canada average daily exchange rate on the Expiration Date. We will publicly announce the C$ specified amount when we announce the Purchase Price pursuant to the Offer.

Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 12 of the Circular, “Income Tax Considerations”.

We have received the Securities Regulatory Relief in order to facilitate the availability of Proportionate Tenders pursuant to the Offer.

The Offer and all contracts resulting from the acceptance thereof will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

We, in our sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the validity of any acceptance of the Offer and the validity of any withdrawals of shares. The Offer is not being made to, and deposits of shares will not be accepted from or on behalf of, shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. We may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to shareholders in any such jurisdiction.

The accompanying Circular, together with this Offer to Purchase, constitutes the issuer bid circular required under Canadian provincial securities legislation applicable to us with respect to the Offer.

The accompanying Circular contains additional information relating to the Offer.

Pursuant to Rule 13e-4(g) under the Exchange Act, Thomson Reuters has filed with the SEC an Issuer Tender Offer Statement on Schedule 13E-4F which contains additional information with respect to the Offer. The Schedule 13E-4F, including any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under “Issuer Bid Circular – Thomson Reuters Corporation” with respect to information concerning our company. In any U.S. jurisdiction where the securities, “Blue Sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by Merrill Lynch, Pierce, Fenner & Smith Incorporated, the U.S. Dealer Manager for the Offer, or one or more registered brokers or dealers licensed under the laws of the applicable jurisdiction.

DATED this 28th day of August, 2018, at Toronto, Ontario.

THOMSON REUTERS CORPORATION

(Signed) James C. Smith

President and Chief Executive Officer

CIRCULAR

This Circular is being furnished in connection with our Offer to purchase for cash shares validly tendered pursuant to the Offer having an aggregate purchase price of not more than US$9.0 billion. Terms defined in the Offer to Purchase and not otherwise defined herein have the same meaning in this Circular. The terms and conditions of the Offer to Purchase, Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Reference is made to the Offer to Purchase for details of its terms and conditions.

1.	Thomson Reuters Corporation

Overview

We are a leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers.

We live at a time when the amount of data is overwhelming, the regulatory environment is complex, markets move at breakneck speed and connectivity is expanding around the world. Our customers count on the accuracy of our information, the reliability of our systems and the relevance of our insights to help them navigate the changing worlds of commerce and regulation. We believe our workflow solutions make our customers more productive, by streamlining how they operate. Reuters is renowned for the integrity of its news. The principles of freedom from bias and access to information govern everything that we do.

We derive the majority of our revenues from selling solutions to our customers, primarily electronically and on a subscription basis. Many of our customers utilize our solutions as part of their workflows. We believe this is a significant competitive advantage as it has led to strong customer retention. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

Our continuing business is organized as three reportable segments supported by a corporate center:

•	Legal, a provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world;

•	Tax & Accounting, a provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government; and

•

Reuters News, a provider of real-time, multimedia news and information services to newspapers, television and cable networks, radio stations and websites around the globe, as well as to our Financial & Risk business, which is classified as a discontinued operation for 2018 reporting purposes, as described below.

We also operate:

•

A Global Growth Organization (GGO) that works across our business units to combine our global capabilities and to expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist. GGO supports our businesses in: Latin America, China, India, the Middle East, Africa, the Association of Southeast Asian Nations, North Asia, Russia and countries comprising the Commonwealth of Independent States and Turkey. We include the results of GGO within our reportable segments.

•

An Enterprise Technology & Operations (ET&O) group that drives the transformation of our company into a more integrated enterprise by unifying infrastructure across our organization, including technology platforms, data centers, real estate, products and services.

•	We are incorporated under the Business Corporations Act (Ontario). Our principal executive office is located at Suite 400, 333 Bay Street, Toronto, Ontario M5H 2R2, Canada.

F&R Transaction

On January 30, 2018, we signed a definitive agreement to enter into a strategic partnership with private equity funds managed by Blackstone (which is referred to herein as the F&R Transaction). Canada Pension Plan Investment Board and an affiliate of GIC will invest alongside Blackstone. As part of the F&R Transaction, we will sell a 55% interest in our Financial & Risk business and will retain a 45% interest in the business. We will maintain full ownership of our Legal, Tax & Accounting and the Reuters News businesses. The F&R Transaction will enable us to focus on expanding our business and accelerating revenue growth in the legal, tax and accounting and regulatory market segments. We expect to receive approximately US$17.0 billion in gross proceeds at closing (subject to purchase price adjustments). For additional information, see Section 3 of this Circular, “Purpose and Effect of the Offer”.

Recent Organizational Changes

Effective July 1, 2018, we began to transition from a product-centric structure to a customer-centric structure. This marks a substantive change in our approach to move decision making closer to the customer so we can better serve our customers with our full suite of offerings. We appointed a Co-Chief Operating Officer to oversee our customer-facing operations, and we will remap our existing Legal and Tax & Accounting business units unto the following customer segments:

•	Legal Professionals;

•	Tax Professionals; and

•	Corporates.

Additionally, we will report our global Print business as a separate segment, reflecting the way that we manage the business. Reuters News will continue to be reported as a segment.

We also appointed a Co-Chief Operating Officer with responsibility for Operations & Enablement, who manages commercial and technology operations, including those around our sales capabilities, digital customer experience and product and content development.

We are in the process of implementing these organizational changes, and we expect to report our business under the new structure beginning with our fourth-quarter 2018 results.

Future Growth Opportunities for Thomson Reuters

We expect Thomson Reuters to be a very different organization after the closing of the F&R Transaction. As mentioned above, we recently began to transition from a product-centric structure to a customer-centric structure. One of our strategic priorities is to position new Thomson Reuters for accelerated growth. This will require fundamental changes to how we operate.

We believe that we have significant opportunities to grow our new Legal Professionals, Tax Professionals and Corporates businesses by blending deep domain knowledge with cutting edge software and automation tools. Many of our customers operate on a global scale and their work continues to get more complex, time pressured and economically constrained. We are focused on empowering them with the content, technology and solutions that they need to thrive and become more efficient, enabling them to focus on higher value activities and provide high quality advice and insight to their colleagues and customers. We believe that many of our customers have longstanding relationships with Thomson Reuters and trust us because of our history and dependability, our deep understanding of their businesses and industries, and our provision of services that they can rely on for navigating a rapidly changing, and increasingly complex, digital world.

By redefining our customer segments, we are identifying the key areas where we believe we can create additional and meaningful value for our customers. We are building a dynamic, customer-centric organization and operating model with an aligned talent strategy to better inform how we design our offerings and our go-to-market approach. To become more time and cost efficient, we plan to pursue new internal process and customer-facing simplification initiatives. We are also focused on developing a greater platform approach for our various products and services and are increasingly utilizing artificial intelligence, analytics and the cloud to increase leverage, efficiency, speed and scale, both for our company and our customers. As part of these efforts, we are also concentrating on providing our customers with more digital opportunities to interact and work with us, as well as to improve retention, sales efficiency and the overall customer experience. In line with the new operating model, we are also building a flatter and more productive organization with talent that is expected to be more agile.

Our Legal Professionals, Tax Professionals and Corporates segments comprised approximately 80% of our 2017 revenues from continuing operations and collectively grew 4% organically. To effectively serve our customers and empower their success, we plan to increase investment both organically and through acquisitions in our Legal Professionals, Tax Professionals and Corporates segments. Our already strong positions in these segments, together with increased investment, should result in these segments comprising an increasing percentage of our total revenues, which is expected to lead to higher overall revenue growth for Thomson Reuters.

The information in this section is forward-looking and should be read in conjunction with the section in this document entitled “Forward-Looking Statements”.

Additional Information

We are subject to the continuous disclosure requirements of applicable Canadian provincial securities legislation and the rules of the TSX, as well as information requirements of the Exchange Act, and in accordance therewith, file periodic reports and other information with Canadian provincial and territorial securities regulators, the TSX and the SEC relating to our business, financial condition and other matters. Shareholders may access documents filed with Canadian provincial and territorial securities regulators through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Shareholders may access documents filed with or furnished to the SEC through the SEC’s Electronic Document Gathering and Retrieval System (EDGAR), which may be accessed at www.sec.gov.

Pursuant to Rule 13e-4(g) under the Exchange Act, Thomson Reuters Corporation has filed with the SEC an Issuer Tender Offer Statement on Schedule 13E-4F which contains additional information with respect to the Offer. The Offer, which constitutes a part of the Schedule 13E-4F, does not contain all of the information set forth in the Schedule 13E-4F.

Shareholders may read and copy any document that we file with, or furnish to, the SEC (including our Schedule 13E-4F relating to the Offer) at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Shareholders may also obtain copies of such documents from the public reference room of the SEC in Washington by paying a fee.

Legal and Regulatory Risk

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters,

commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. The existence of any such legal proceedings, claims, audits and investigations involving our company or our affiliates, directors or officers could have various adverse effects, including negative publicity and the incurrence of significant legal expenses defending matters, even those without merit.

2.	Authorized Capital

Our authorized share capital includes an unlimited number of common shares and an unlimited number of preference shares, without par value, issuable in series. As of August 24, 2018, there were 699,996,846 shares and 6,000,000 Series II preference shares issued and outstanding. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

3.	Purpose and Effect of the Offer

On January 30, 2018, we announced that we had signed a definitive agreement to sell a 55% majority stake in our Financial & Risk business and enter into a strategic partnership with private equity funds managed by Blackstone (referred to as the “F&R Transaction”). Canada Pension Plan Investment Board and an affiliate of GIC will invest alongside Blackstone. We will retain a 45% interest in the partnership. We will receive approximately US$17.0 billion in gross proceeds at closing (subject to purchase price adjustments).

During the negotiation of the F&R Transaction leading up to the signing, management discussed potential uses of proceeds with the board of directors at scheduled meetings, including returning cash to our shareholders. When the F&R Transaction was announced on January 30, 2018, we stated that we planned to use between US$9.0 billion and US$11.0 billion of the proceeds to repurchase shares through a substantial issuer bid/tender offer. We also stated that we expected Woodbridge to participate in the substantial issuer bid/tender offer.

We intend to use the gross proceeds of the F&R Transaction as follows:

•	US$4 billion to pay down outstanding debt, which would enable us to remain well below our target leverage ratio of net debt to adjusted EBITDA of 2.5:1;

•

Approximately US$1 billion to pay cash taxes, pension contributions, bond redemption costs and other fees and outflows related to the transaction, which includes US$500 million to US$600 million to reduce our cost base and make investments to reposition our company following the separation of the business;

•	Maintain approximately US$2 billion on our balance sheet to fund acquisitions to bolster our position in key growth segments; and

•

The balance (an estimated US$10.0 billion) to return capital to our shareholders. A significant portion of this return to shareholders is expected to occur through the repurchase of shares pursuant to the Offer. Repurchases of our shares in 2018 through our NCIB, which has been suspended until after the Expiration Date or date of termination of the Offer, are included in the US$10.0 billion amount.

On March 1, 2018, at a regularly scheduled meeting of the board of directors, management noted that it was working with its financial advisors to develop a strategy for providing shareholder returns that (i) reduced our company’s outstanding share count and positioned our company to maintain our dividend amount per share; (ii) limited the reduction in the public float and provided returns to our company’s public shareholders in a manner that treats them equally; and (iii) took into account the expectations of Woodbridge, as our principal shareholder, for participating. Management indicated that a structure similar to this Offer would have a number of advantages, including that it would allow shareholders to choose not to participate in the transaction (based on their investment preferences and other considerations) and it would allow our company to achieve our dividend-related objectives. Management also proposed to repurchase shares in the open market under our company’s NCIB to reduce the size of a future offer or other return to shareholders.

From March through June 2018, management considered multiple alternatives for returning proceeds from the F&R Transaction to shareholders, including a substantial issuer bid/tender offer akin to this Offer as well as a return of capital and share consolidation. In considering different options, management consulted Woodbridge. Woodbridge indicated that it was fully supportive of our company’s objective of returning US$10.0 billion of the gross proceeds from the F&R Transaction to shareholders and wanted to receive its proportionate share of those proceeds in a manner that would be fair to all shareholders of our company.

On May 11, 2018, we announced that we may buy back up to US$500 million of our shares prior to the closing of the F&R Transaction. We stated that any repurchases under our NCIB prior to the closing would reduce the size of the contemplated offer that we planned to make to all shareholders.

On June 6, 2018, at a regularly scheduled meeting of the board of directors, management provided an update related to its shareholder return analysis. Management continued to note that a transaction similar to this Offer had many advantages for returning part of the F&R Transaction proceeds to shareholders. Management also analyzed a return of capital and share consolidation. In the course of dealing with some of the factors and mechanics associated with a transaction for the return of proceeds, management also addressed the basis on which Woodbridge could participate. Woodbridge continued to indicate its willingness to participate in various transactions so long as they achieved its objectives, including principally the fair treatment of all shareholders.

On June 7, 2018, we announced that we planned to buy back up to an additional US$1.0 billion of our shares under a new repurchase program that was in addition to the US$500 million repurchase program announced on May 11, 2018. We stated that repurchases under the combined US$1.5 billion buyback programs would allow us to reduce the size of a contemplated US$9.0 billion to US$10.0 billion offer that we planned to make to all shareholders.

Between June 7, 2018 and July 17, 2018, management had various discussions with its financial advisors and Woodbridge related to the proposed structure and mechanics of an offer, as well as different alternatives for Woodbridge’s participation in an offer. On July 18, 2018, management met with Woodbridge to discuss these topics.

In July 2018, the board of directors created a special committee comprised entirely of independent directors (the “Special Committee”) to consider different ways to provide returns to shareholders and to subsequently make a recommendation to the board of directors. Stikeman Elliott LLP was engaged as legal counsel to the Special Committee. The board’s Lead Independent Director and Woodbridge indicated their support for the Special Committee. Under the mandate of the Special Committee, the board of directors would not approve any transaction unless it had been recommended by the Special Committee.

On July 24, 2018, in response to various proposals from management, Woodbridge indicated that it was willing to participate in an offer through a Proportionate Tender under which it would tender, at the purchase price determined pursuant to the offer, a number of shares that would maintain its proportionate equity ownership in our company following completion of the offer.

Management subsequently refined its recommendation to reflect an offer with a target size of US$9.0 billion, to be followed either by additional repurchases of shares under our company’s NCIB and/or a return of capital/share consolidation transaction, if the offer falls short of the target amount.

During the week of July 30, 2018, management had individual discussions with each independent member of the board of directors, all of whom had been recently appointed to the Special Committee. The purpose of these discussions was for management to provide each director with background information regarding its analysis and the contemplated structure and mechanics for an offer, and to provide each independent director with an opportunity to ask preliminary questions and provide feedback and suggestions to management in advance of a meeting of the Special Committee.

At its meeting on August 14, 2018, the Special Committee received presentations from its legal advisors, management and our company’s financial advisors. Careful consideration was given to the offer and alternative means of providing returns to shareholders. At the meeting, it was acknowledged that Woodbridge had confirmed to the Special Committee that, if our company proceeded with the offer, it would commit to make a proportionate tender to allow it to participate equally with public shareholders collectively and to maintain its proportionate equity ownership in our company following completion of the offer.

On August 17, 2018, the Special Committee reconvened with its legal advisors and management and discussed the contemplated structure and mechanics for an offer. At that meeting, the Special Committee completed its assessment of an offer and other ways of returning capital, having regard to the factors listed below with respect to the consideration by our board of directors of the Offer.

On August 22, 2018, the board of directors met to receive an update on the Special Committee’s deliberations. Vance Opperman, Chair of the Special Committee and Lead Independent Director, initially discussed the Special Committee’s meetings held on August 14, 2018 and August 17, 2018 and he provided the board with an overview of the Special Committee’s thinking. The board discussed the merits of the contemplated structure of an offer and reviewed the mechanics. Our company’s financial advisors provided commentary about potential price ranges for an offer. Management subsequently discussed various terms and conditions of an offer and a potential timeline. The board decided to defer further consideration until there was more clarity on the timeline for closing the F&R Transaction.

On August 27, 2018, our company received the final regulatory approval required to close the F&R Transaction and subsequently entered into an agreement with Blackstone to close the F&R Transaction on October 1, 2018, subject to the satisfaction or waiver of customary closing conditions.

In response to those developments, the Special Committee reconvened later in the day on August 27, 2018. Management presented its recommendation for the Offer (with the price range reflected herein). Following discussion with management, our company’s financial advisors and legal counsel, the Special Committee unanimously decided to recommend that the board of directors approve the Offer.

The board of directors then met on August 27, 2018 after the Special Committee meeting ended. TD Securities Inc., one of the Dealer Managers, delivered its liquidity opinion to the board of directors (as discussed in more detail below). Vance Opperman then presented the Special Committee’s recommendation. Following discussion, the board unanimously determined that it would be in the best interests of our company to proceed with the Offer. In connection with the meeting, Woodbridge re-confirmed its intention to enter into an agreement with our company to make a Proportionate Tender.

In considering whether the Offer would be in the best interests of our company, our board of directors gave careful consideration to a number of factors, including, without limitation, the following:

•	the Offer facilitates the repurchase of our shares using a portion of the gross proceeds from the F&R Transaction, as described above;

•	the Offer provides shareholders with an opportunity to realize on all or a portion of their investment in our company;

•	all shareholders are free to choose not to participate the Offer depending on their investment preferences or other considerations;

•

the Offer provides for equal and hence fair treatment of all shareholders, in that Woodbridge will be participating in the Offer on a basis that is proportionate to public shareholders collectively and will be receiving its proportionate share of the premium paid in the Offer;

•	the Offer reduces our company’s share count and the cash outflow required for our company to pay dividends, but permits our company to maintain our dividend amount per share;

•

after giving effect to the Offer, our company will continue to have sufficient financial resources and working capital to conduct our ongoing business and operations and will continue to have sufficient financial resources to pursue our foreseeable or planned business and strategic opportunities;

•	the Offer is consistent with previous disclosure made to our company’s shareholders regarding the uses of proceeds from the F&R Transaction;

•

shareholders wishing to tender shares may do so pursuant to Auction Tenders, Purchase Price Tenders or Proportionate Tenders or by tendering a portion of shares pursuant to Auction Tenders and another portion of shares pursuant to Purchase Price Tenders;

•

shareholders may structure their tender of shares pursuant to the Offer as a Qualifying Holdco Alternative, assisting Electing Shareholders in achieving certain Canadian tax objectives without having adverse consequences to our company or other shareholders;

•

shareholders who do not deposit their shares pursuant to the Offer will realize a proportionate increase in their equity interest in our company to the extent that shares are purchased by us pursuant to the Offer; and

•

TD Securities Inc. has provided an opinion that it would be reasonable to conclude that, following the completion of the Offer, there will be a market for holders of the shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer (see “Liquidity of Market” below).

Our board of directors approved the making of the Offer, certain terms and conditions of the Offer, the Offer to Purchase, this Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. The foregoing summary of the factors considered by the board of directors is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with its determination to proceed with the Offer, the board of directors did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion. At its meeting, the board of directors also agreed that if our company’s purchases pursuant to this Offer are less than the target US$9.0 billion amount, then our board of directors plans to meet after the Expiration Date to consider, subject to market conditions and other factors, whether to complete the distribution of proceeds by means of additional share repurchases under our company’s NCIB and/or via a distribution to shareholders by way of a return of capital distribution. Our company expects that any return of capital distribution would be implemented in conjunction with a share consolidation, or “reverse stock split”, which would reduce the number of outstanding shares on a basis that is proportional to the return of capital distribution and would allow our company to maintain our current dividend per share following the transaction. In addition, regardless of whether the target amount of the Offer is achieved, our company plans to repurchase approximately US$512 million of shares under its NCIB after the Offer expires or terminates in order to provide an aggregate of US$10.0 billion of returns to shareholders from the gross proceeds of the F&R Transaction.

We believe that the purchase of shares under the Offer represents an appropriate use of our available cash on hand after closing of the F&R Transaction for the reasons set forth above.

Subject to certain exceptions, Canadian securities legislation prohibits us and our affiliates from acquiring any shares, other than pursuant to the Offer, until at least 20 business days after the Expiration Date or date of termination of the Offer. One of these exceptions would permit us to purchase additional shares under our NCIB following the Expiration Date or date of termination of the Offer and we intend to make such purchases at that time. Any possible future purchases by us will depend on many factors, including the market price of the shares, our business and financial position, the results of the Offer and general economic and market conditions.

None of Thomson Reuters, and our board of directors, the Dealer Managers, the Depositary or the Information Agent makes any recommendation to any shareholder as to whether to deposit or refrain from depositing any or all of such shareholder’s shares. No person has been authorized to make any such recommendation. Shareholders are urged to evaluate carefully all information in the Offer, consult their own investment and tax advisors and make their own decisions whether to deposit shares and, if so, how many shares to deposit. Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 12 of this Circular, “Income Tax Considerations”.

Liquidity of Market

As of August 24, 2018, there were 699,996,846 shares and 6,000,000 Series II preference shares issued and outstanding, of which approximately 247.6 million shares comprised the “public float”, which excludes shares beneficially owned, or over which control or direction is exercised, by our “related parties”, as defined under applicable securities laws (which includes our directors and senior officers and any of our subsidiaries as well as any person that beneficially owns or exercises control or direction over 10% or more of the issued and outstanding shares). The maximum number of shares that we are offering to purchase pursuant to the Offer represents approximately 30.6% of the shares issued and outstanding as at August 24, 2018. In the event that we take up and purchase the maximum 214,285,714 shares pursuant to the Offer at a Purchase Price of US$42.00 (which is the minimum price per share pursuant to the Offer), assuming none of our “related parties” other than Woodbridge deposit their shares pursuant to the Offer, the “public float” will comprise approximately 171.5 million shares.

We are relying on the “liquid market exemption” specified in MI 61-101 from the requirement to obtain a formal valuation applicable to the Offer. Accordingly, the valuation requirements of securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer.

We have determined that there is a liquid market in the shares because:

(a)	there is a published market for the shares (the NYSE and the TSX);

(b)	during the 12 month period before August 27, 2018 (the date the Offer was announced):

(i)

the number of issued and outstanding shares was at all times at least 5,000,000 (excluding shares beneficially owned, or over which control and direction was exercised, by related parties) all of which shares are fully tradeable;

(ii)	the aggregate trading volume of shares on the TSX (the exchange on which the shares were principally traded) was at least 1,000,000 shares;

(iii)	there were at least 1,000 trades in the shares on the TSX (the exchange on which the shares were principally traded); and

(iv)	the aggregate value of the trades in the shares on the TSX (the exchange on which the shares were principally traded) was at least C$15,000,000; and

(c)

the market value of the shares on the TSX (the exchange on which the shares were principally traded), as determined in accordance with MI 61-101, was at least C$75,000,000 for July 2018 (the calendar month preceding the calendar month in which the Offer was announced).

On August 27, 2018, at the meeting of our board of directors and following advice received from TD Securities Inc., our board of directors was of the view that both as of the date thereof and following the taking up of shares pursuant to this Offer, there was and will continue to be a liquid market for the shares. While not required under applicable securities laws, our board of directors subsequently requested and received a liquidity opinion from TD Securities Inc., one of the Dealer Managers. The liquidity opinion states that based upon and subject to the qualifications, assumptions and limitations contained therein and such other matters as TD Securities Inc. considered relevant, it is TD Securities Inc.’s opinion as of August 27, 2018 that: (a) a liquid market exists for the shares; and (b) it is reasonable to conclude that, on completion of the Offer in accordance with its terms, there will be a market for the holders of shares who do not tender their shares to the Offer that is not materially less liquid than the market that existed at the time of making the Offer. The full text of the liquidity opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken by TD Securities Inc. in connection with the liquidity opinion, is attached as Schedule A to this Circular. The summary of the liquidity opinion in this Circular is qualified in its entirety by reference to the full text of the liquidity opinion. The liquidity opinion is not a recommendation to any shareholder as to whether to deposit or refrain from depositing shares.

Our board of directors urges shareholders to read the liquidity opinion in its entirety. See Schedule A to this Circular.

Based on the liquid market test set out above and on the liquidity opinion of TD Securities Inc., we determined that it is reasonable to conclude that, following the completion of the Offer, there will be a market for holders of the shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of making the Offer.

Accordingly, the valuation requirements of securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer.

For further information, see the tables and information included in Section 4 of the Circular, “Price Range of Shares”, Section 5 of the Circular, “Dividends and Dividend Policy” and Section 6 of the Circular, “Previous Distributions and Purchase of Securities”.

Additional Securities Law Considerations

Thomson Reuters is a reporting issuer (or the equivalent thereof) in each of the provinces of Canada, and the shares are listed on the TSX. Thomson Reuters believes that the purchase of shares pursuant to the Offer will not result in: (i) Thomson Reuters ceasing to be a reporting issuer in any jurisdiction in Canada or (ii) the shares being delisted from the TSX.

Thomson Reuters is a reporting issuer under the Exchange Act and the shares are registered under Section 12(b) of the Exchange Act and are listed on the NYSE. We believe that the purchase of shares pursuant to the Offer will not result in: (i) the shares becoming eligible for deregistration under Section 12(b) of the Exchange Act or (ii) the shares being delisted from the NYSE. The Offer is conditioned upon, among other things, our having determined that the consummation of the Offer is not reasonably likely to cause the shares to be delisted from the NYSE or to be eligible for deregistration under the Exchange Act.

The shares are currently “margin securities” under the rules of the U.S. Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the shares. We believe that, following the repurchase of shares pursuant to the Offer, the shares will continue to be margin securities for the purposes of the U.S. Federal Reserve Board’s margin regulations.

4.	Price Range of Shares

The shares are listed on the NYSE and the TSX under the symbol “TRI”. The following tables set forth the high and low prices per share and the monthly trading volume of shares traded on the NYSE and TSX, respectively, as compiled from published financial sources for the 12 months preceding the date of Offer:

NYSE	High (US$)	Low (US$)	Volume
Period
August 2017	48.57	44.97	25,148,927
September 2017	46.35	44.76	14,380,551
October 2017	48.61	45.76	16,697,538
November 2017	45.54	43.40	16,518,695
December 2017	44.71	43.05	14,493,322
January 2018	48.09	42.90	25,638,589
February 2018	43.34	39.01	25,498,570
March 2018	40.68	38.22	18,452,995
April 2018	40.46	38.45	16,136,696
May 2018	40.26	36.52	25,557,396
June 2018	41.28	38.84	27,965,213
July 2018	42.58	39.99	12,979,879
August 1, 2018 – August 24, 2018	43.46	40.63	12,883,007
TSX	High (C$)	Low (C$)	Volume
Period
August 2017	60.72	56.29	13,840,593
September 2017	57.49	55.05	16,174,007
October 2017	61.11	57.28	11,035,320
November 2017	58.97	55.71	19,945,962
December 2017	57.34	54.29	11,912,728
January 2018	59.33	52.82	18,064,683
February 2018	53.17	49.26	18,920,956
March 2018	52.92	49.37	19,699,592
April 2018	51.92	49.21	12,952,867
May 2018	51.79	46.69	22,048,689
June 2018	54.29	50.37	15,805,359
July 2018	56.22	52.97	10,526,388
August 1, 2018 – August 24, 2018	56.75	53.02	9,695,257

The market price, being the simple average closing price of the shares for the 20 trading days ended August 24, 2018 (the last trading day before the terms of the Offer were announced), on the NYSE was US$42.20 and on the TSX was C$55.14. On August 24, 2018, the closing price of the shares on the NYSE was US$42.92 per share and on the TSX was C$55.87 per share. The minimum price per share of US$42.00 offered in the Offer is less than the closing price per share on the NYSE on the last trading day before the announcement of the terms of the Offer.

Shareholders are urged to obtain current market quotations for the shares.

5.	Dividends and Dividend Policy

Dividends are payable on the common shares of Thomson Reuters if and when declared by our board of directors. Any dividends that we declare on our shares take into account all factors that the board of directors considers relevant, including our available cash flow, financial condition and capital requirements. Our target dividend payout ratio is 40% to 50% of annual free cash flow over the long term. The declaration of dividends by our board and the amount of those dividends is at the discretion of the board of directors. Since August 28, 2016, the following dividends were paid to holders of our common shares:

•	Q2 2016 – US$0.340 per share

•	Q3 2016 – US$0.340 per share

•	Q4 2016 – US$0.340 per share

•	Q1 2017 – US$0.345 per share

•	Q2 2017 – US$0.345 per share

•	Q3 2017 – US$0.345 per share

•	Q4 2017 – US$0.345 per share

•	Q1 2018 – US$0.345 per share

•	Q2 2018 – US$0.345 per share

On August 8, 2018, we announced that a quarterly dividend of US$0.345 per share is payable on September 17, 2018 to common shareholders of record as of August 16, 2018. The Board will review the timing of potential future dividend increases once there is greater clarity around our company’s capital structure following the redeployment of most of the F&R Transaction cash proceeds. See Section 3 of the Circular, “Purpose and Effect of the Offer”.

6.	Previous Distributions and Purchases of Securities

Previous Purchases of Securities

From May 30, 2017 to May 29, 2018, we were authorized by the TSX to purchase up to 36 million shares pursuant to an NCIB. We purchased approximately 12.4 million shares through May 17, 2018 at an average price of US$45.17 per share. We received approval from the TSX to commence another NCIB on May 30, 2018 for up to 35.5 million shares, which bid will expire on May 29, 2019 (or earlier if the number of shares approved for purchase has been reached). Since May 30, 2018, we have purchased 8,589,859 shares at an average price of US$40.47 under this NCIB. We have suspended purchases of our shares pursuant to our NCIB until after the Expiration Date or date of termination of the Offer. Purchases pursuant to the NCIB are by way of open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if we receive an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases pursuant to an NCIB.

Previous Sales of Securities

Except as described under “Previous Distributions of Shares” below, during the 12 months preceding the date of the Offer, no securities were sold by our company.

Previous Distributions of Shares

The following table sets out the number of shares that were issued by our company on an annual basis for the five years preceding the date of the Offer upon (a) the exercise of stock options to purchase shares and the vesting of restricted share units (“RSUs”), in each case, which were granted under our company’s long-term incentive programs or as part of equity compensation awards granted to employees, (b) the settlement of deferred share units (“DSUs”) under our company’s deferred compensation plan and non-employee director compensation plan, (c) shares sold to employees under the ESPP, and (d) shares issued under our DRIP:

Year of Distribution	Number of Shares Issued on Exercise/Settlement (#)	Average Price per Issued Share (US$)	Aggregate Value (US$)

2018 (through August 24)	2,911,549	39.9333	116,267,616

2017	4,627,094	44.3853	205,375,040

2016	4,508,279	40.2610	181,507,885

2015	4,506,634	39.8751	179,702,641

2014	4,415,999	36.5763	161,520,721

2013	4,132,658	32.7236	135,235,549

In addition, over the 12 months ended August 24, 2018, we granted an aggregate of 1,864,584 stock options at an average exercise price of approximately US$39.56 per option, 1,920,809 RSUs and 118,963 DSUs under our long-term incentive programs and other plans.

7.	Interest of Directors and Officers and Transactions and Arrangements Concerning Securities

Interest of Directors and Officers

Except as set forth in the Offer, neither we nor, to our knowledge, any of our officers or directors, are a party to any contract, arrangement or understanding, formal or informal, with any securityholder relating, directly or indirectly, to the Offer or with any other person or company with respect to any securities of our company in relation to the Offer, nor are there any contracts or arrangements made or proposed to be made between us and any of our directors or officers and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

Except as disclosed in the Offer, neither we nor, to our knowledge, any of our officers or directors have current plans or proposals which relate to, or would result in, any extraordinary corporate transaction involving us, such as a “going private transaction”, a merger, a reorganization, the sale or transfer of a material amount of our assets or the assets of any of our subsidiaries (although we from time to time may consider various acquisition or divestiture opportunities), any material change in our present board of directors or management, any material change in our indebtedness or capitalization, any other material change in our business or corporate structure, any material change in our Articles, or actions that could cause any class of equity securities of our company to be delisted from the TSX or the NYSE, and any class of equity securities of our company to become eligible for termination of registration under the Exchange Act or any actions similar to any of the foregoing.

Ownership of the Securities of our Company

To our knowledge, after reasonable inquiry, the following table indicates, as of August 24, 2018, the number of securities of our company beneficially owned or over which control or direction is exercised, by each of our directors and officers and, after reasonable inquiry, by (a) each associate or affiliate of an insider, each as defined in applicable law, of our company, (b) each associate or affiliate of our company, (c) each other insider, as defined in applicable law, of our company, and (d) each person acting jointly or in concert with our company.

		Shares		Options		DSUs		RSUs
Name	Relationship with Company	Number	% of Outstanding Shares	Number	% of Outstanding Options	Number	% of Outstanding DSUs	Number	% of Outstanding RSUs
David Thomson(1)	Director (Chairman)	-	-	-	-	72,582	6.33%	-	-
David W. Binet	Director (Deputy Chairman)	262,586	*	-	-	23,716	2.07%	-	-
Sheila C. Bair	Director	-	-	-	-	13,096	1.14%	-	-
W. Edmund Clark, C.M.	Director	40,000	*	-	-	16,521	1.44%	-	-
Michael E. Daniels	Director	2,924	*	-	-	16,794	1.46%	-	-
Vance K. Opperman	Director (Lead Independent Director)	50,000	*	-	-	120,587	10.51%	-	-
Kristin C. Peck	Director	-	-	-	-	8,538	*	-	-
Barry Salzberg	Director	-	-	-	-	15,319	1.34%	-	-
Peter J. Thomson(1)	Director	-	-	-	-	9,449	*	-	-
Wulf von Schimmelmann	Director	-	-	-	-	30,965	2.70%	-	-
James C. Smith	President & Chief Executive Officer and Director	417,484	*	5,580,161	51.02%	200,031	17.44%	348,738	6.60%
Stephane Bello	Executive Vice President & Chief Financial Officer	119,327	*	1,078,890	9.86%	66,785	5.82%	123,230	2.33%
Deirdre Stanley	Executive Vice President, General Counsel & Secretary	37,849	*	592,252	5.41%	70,388	6.14%	85,190	1.61%
Mary Alice Vuicic	Executive Vice President & Chief People Officer	-	-	97,995	*	-	-	95,286	1.80%
Neil Masterson	Executive Vice President and Chief Operating Officer – Operations	26,024	*	404,092	3.69%	27,423	2.39%	207,854	3.93%
David W. Craig	President, Financial & Risk	57,228	*	347,678	3.18%	-	-	26,722	*
Brian Peccarelli	Executive Vice President & Chief Operating Officer – Customer Markets	53,970	*	464,579	4.25%	45,554	3.97%	165,516	3.13%
Stephen Adler	President, Reuters News	73,567	*	211,497	1.93%	-	-	37,992	*
Piotr Marczewski(2)	President, Corporates	13,381	*	-	-	-	-	16,194	*

		Shares		Options		DSUs		RSUs
Name	Relationship with Company	Number	% of Outstanding Shares	Number	% of Outstanding Options	Number	% of Outstanding DSUs	Number	% of Outstanding RSUs
Charlotte Rushton	President, Tax Professionals	-	-	-	-	638	*	32,295	*
Stewart Beaumont	Chief Technology Officer	9,906	*	-	-	-	-	31,850	*
Marc Desrosiers	Senior Vice President, Tax	-	-	-	-	-	-	41,822	*
Michael K. Eastwood	Senior Vice President, Corporate Finance	619	*	-	-	-	-	48,901	*
Pradeep Lankapalli	Senior Vice President, Sales Excellence	21,841	*	-	-	-	-	37,673	*
Mark Sandham	Senior Vice President, Human Resources	24,314	*	25,520	*	-	-	51,327	*
Linda J. Walker	Senior Vice President, Controller & Chief Accounting Officer	11,832	*	13,090	*	6,575	*	51,600	*
Erin Brown	Treasurer	18,766	*	-	-	-	-	8,209	*
Marc E. Gold	Assistant Secretary	3,547	*	15,790	*	-	-	14,335	*
Paula R. Monaghan	Assistant Secretary	2,416	*	-	-	-	-	-	-
The Woodbridge Company Limited	Shareholder	451,174,957	64%	-	-	-	-	-	-

(1)	David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge.
(2)

Mr. Marczewski also beneficially owns 40,337 cash-settled RSUs (representing approximately 40.41% of the outstanding securities of that type). All other RSUs reflected in the table above settle in common shares of our company upon vesting.

*	Represents less than 1% of the applicable total.

8.	Commitments to Acquire Shares

Other than pursuant to the Offer and Woodbridge’s Proportionate Tender commitment described below, we have no agreements, commitments or understandings to acquire securities of our company. To our knowledge, after reasonable inquiry, aside from purchases through the exercise of stock options or under the ESPP, vesting of RSUs or settlement of DSUs, no other person named under Section 7 of this Circular, “Interest of Directors and Officers and Transactions and Arrangements Concerning Securities – Ownership of the Securities of our Company” has any agreement, commitment or understanding to acquire securities of our company.

Woodbridge Tender Commitment

Woodbridge has agreed with our company that it will make a Proportionate Tender pursuant to the Offer. Woodbridge has indicated that it intends to do so, in whole or in part, using the Qualifying Holdco Alternative. The agreement with Woodbridge will be of no further force and effect if, without Woodbridge’s consent, we extend, amend or vary, waive any condition or take, or omit to take, any other step relating to the Offer (including a step relating to the Qualifying Holdco Alternative) that, in the sole judgment of Woodbridge, acting reasonably, would be material and adverse to it.

Woodbridge believes that it should participate in the Offer by making a Proportionate Tender because doing so as our principal shareholder is in the interests of fair treatment of all shareholders. In making a Proportionate Tender, Woodbridge allows other shareholders to determine the Purchase Price and the aggregate number of shares tendered in the Offer, thus neutralizing the potential effect Woodbridge could have on other shareholders by making an Auction Tender or Purchase Price Tender. Woodbridge will also receive a portion of the aggregate purchase price, including the aggregate premium paid in the Offer, that is proportionate to that received by all other tendering shareholders collectively.

9.	Benefits from the Offer and Effect on Interested Parties

No person named under Section 7 of this Circular, “Interest of Directors and Officers and Transactions and Arrangements Concerning Securities – Ownership of the Securities of our Company” will receive any direct or indirect benefit from accepting or refusing to accept the Offer.

10.	Material Changes in the Affairs of our Company

Except for the F&R Transaction or as otherwise described, referred to, or incorporated by reference in the Offer to Purchase or this Circular, our directors and officers are not aware of any plans or proposals for material changes in the affairs of our company, or of any undisclosed material changes that have occurred since August 10, 2018, being the date on which our company’s most recent interim financial report was filed by our company on the Canadian Securities Administrators’ SEDAR website at www.sedar.com, and on EDGAR which may be accessed at the SEC’s website at www.sec.gov.

11.	Intention to Deposit Shares

To our knowledge and to the knowledge of our directors and officers, after reasonable inquiry, none of our directors or officers, no associate or affiliate of our directors or officers, none of our associates or affiliates, none of our other insiders as defined in applicable law and no person or company acting jointly or in concert with our company, will deposit any of such person’s shares pursuant to the Offer, other than Woodbridge pursuant to Woodbridge’s tender commitment discussed in Section 8 of this Circular, “Woodbridge Tender Commitment”.

12.	Income Tax Considerations

Certain Canadian Federal Income Tax Considerations

General

In the opinion of Torys LLP, the following summary describes, as of the date hereof, certain of the material Canadian federal income tax considerations under the Tax Act generally applicable to shareholders who sell shares to Thomson Reuters pursuant to the Offer.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (referred to in this part as the Tax Proposals) and counsel’s understanding of the current administrative polices and assessing practices of the CRA which have been published in writing prior to the date hereof. The summary assumes that all of the Tax Proposals will be implemented in the form proposed, although no assurance in this regard can be given. This summary does not otherwise take into account or anticipate any changes in law or administrative policies and practices, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is not applicable to a shareholder (i) that is a “financial institution” for the purposes of the “mark-to-market” rules, (ii) that is a “specified financial institution”, (iii) that reports its “Canadian tax results” in a currency other than Canadian dollars, (iv) an interest in which is a “tax shelter investment”, or (v) that has entered into a “derivative forward agreement” or a “dividend rental arrangement” as defined in the Tax Act in respect of the shares, as each of those terms is defined in the Tax Act. This summary is also not applicable to a shareholder that acquired shares pursuant to the exercise of an employee stock option and who disposes of such shares pursuant to the Offer. All of the foregoing shareholders should consult their own tax advisors regarding their particular circumstances.

Having regard to the deemed dividend tax treatment described below on a sale of shares pursuant to the Offer as opposed to capital gains (or capital loss) treatment which would generally apply to a sale in the market, shareholders who wish to sell their shares and who are not generally exempt from Canadian federal income tax should consult their tax advisors regarding selling their shares in the market as an alternative to selling shares pursuant to the Offer.

This summary does not address any tax consequences of participating in the Qualifying Holdco Alternative and shareholders wishing to avail themselves of the Qualifying Holdco Alternative should consult their own financial, legal, investment and tax advisors.

This summary is not exhaustive of all Canadian federal income tax considerations. Further, this summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder and no representation is made with respect to the income tax consequences to any particular shareholder. Accordingly, shareholders should consult their own tax advisors concerning the application and effect of the income and other taxes of any country, province, territory, state or local tax authority, having regard to their particular circumstances.

Canadian Currency

Generally, for purposes of the Tax Act, all amount relating to the acquisition, holding or disposition or deemed disposition of a share must be expressed in Canadian dollars. Amounts denominated in another currency must be converted into Canadian dollars using the applicable rate of exchange (for purposes of the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Shareholders Resident in Canada

The following portion of the summary is, subject to the discussion under “General” above, applicable to a shareholder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be a resident of Canada, deals at arm’s length with, and is not affiliated with, Thomson Reuters, holds its shares as capital property and is not exempt from tax under Part I of the Tax Act (referred to in this part as a “Canadian Resident Shareholder”). The shares will generally be considered to be capital property to a Canadian Resident Shareholder provided that the Canadian Resident Shareholder does not hold the shares in the course of carrying on a business of buying and selling shares and has not acquired the shares in a transaction considered to be an adventure or concern in the nature of trade. Certain Canadian Resident Shareholders that might not otherwise be considered to hold their shares as capital property may, in certain circumstances, be entitled to have the shares and all other “Canadian securities” (as defined in the Tax Act) owned by such Canadian Resident Shareholders in the taxation year of the election and all subsequent taxation years deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Canadian Resident Shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable having regard to their particular circumstances.

Disposition of Shares and Deemed Dividend

A Canadian Resident Shareholder who sells shares to Thomson Reuters pursuant to the Offer will be deemed to receive a taxable dividend equal to the excess, if any, of the amount paid by Thomson Reuters for the shares over their paid-up capital for purposes of the Tax Act. Thomson Reuters estimates that the paid-up capital per share as of the date hereof is approximately C$13.28 (which, for illustrative purposes, is US$10.19 per share when the aggregate C$ paid-up capital balance is converted using the C$/US$ Bank of Canada average daily exchange rate on August 24, 2018) (and following the Expiration Date, Thomson Reuters will advise shareholders of any material change to this estimate). As a result, Thomson Reuters expects that a Canadian Resident Shareholder who sells shares pursuant to the Offer will be deemed to receive a dividend for purposes of the Tax Act. The exact quantum of the deemed dividend cannot be guaranteed.

Any dividend deemed to be received by a Canadian Resident Shareholder who is an individual will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by Canadian resident individuals from a taxable Canadian corporation, including the enhanced gross-up and dividend tax credit if Thomson Reuters validly designates the dividend as an “eligible dividend”. There may be limitations on the ability of a corporation to designate dividends as eligible dividends. Subject to such limitations, Thomson Reuters intends to designate all deemed dividends arising as a result of a sale of shares pursuant to the Offer as eligible dividends for these purposes.

Subject to the application of subsection 55(2) of the Tax Act, as described below, any dividend deemed to be received by a Canadian Resident Shareholder that is a corporation will be included in computing such Canadian Resident Shareholder’s income as a dividend, and will ordinarily be deductible in computing its taxable income subject also to all other limitations under the Tax Act. To the extent that such a deduction is available, private corporations (as defined in the Tax Act) and certain other corporations may be liable to pay refundable tax under Part IV of the Tax Act.

Under subsection 55(2) of the Tax Act, a Canadian Resident Shareholder that is a corporation may be required to treat all or a portion of any deemed dividend that is deductible in computing taxable income as proceeds of disposition and not as a dividend, generally in circumstances where the Canadian Resident Shareholder would have realized a capital gain if it disposed of any share at fair market value immediately before the sale of shares to our company and the sale to our company resulted in a significant reduction in such capital gain. The application of subsection 55(2) involves a number of factual considerations that will differ for each Canadian Resident Shareholder, and a Canadian Resident Shareholder to whom it may be relevant is urged to consult its own tax advisors concerning its application having regard to its particular circumstances.

The amount paid by Thomson Reuters pursuant to the Offer for the shares less any amount deemed to be received by the Canadian Resident Shareholder as a dividend (after the application of subsection 55(2) in the case of a corporate Canadian Resident Shareholder) will be treated as proceeds of disposition of the shares. The Canadian Resident Shareholder will realize a capital gain (or capital loss) on the disposition of the shares equal to the amount by which the Canadian Resident Shareholder’s proceeds of disposition, net of any costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Resident Shareholder of the shares sold to Thomson Reuters pursuant to the Offer.

Taxation of Capital Gains and Losses

Generally, a Canadian Resident Shareholder will be required to include in computing its income for a taxation year one-half of any capital gain (a “taxable capital gain”) realized by it in that year. Subject to and in accordance with the provisions of the Tax Act, a Canadian Resident Shareholder must deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Canadian Resident Shareholder in that year, and any excess may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years.

The amount of a capital loss realized on the disposition of a share by a Canadian Resident Shareholder that is a corporation may, to the extent and under the circumstances specified in the Tax Act, be reduced by the amount of dividends received or deemed to be received on the shares (including any dividends deemed to be received as a result of the sale of shares to our company pursuant to the Offer). Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, directly or indirectly, through a partnership or trust. Canadian Resident Shareholders who may be affected by these rules are urged to consult with their own tax advisors in this regard.

A Canadian Resident Shareholder who is an individual, including most trusts, may have all or a portion of any capital loss on the sale of shares pursuant to the Offer denied if the “superficial loss” rules in the Tax Act apply. This may arise where the Canadian Resident Shareholder (or a person affiliated with the Canadian Resident Shareholder for purposes of the Tax Act) acquires additional shares in the period commencing 30 days prior to, and ending 30 days after, the disposition of the shares pursuant to the Offer. Canadian Resident Shareholders are urged to consult their own tax advisors with respect to the “superficial loss” rules.

Similarly, a Canadian Resident Shareholder that is a corporation may have all or a portion of any capital loss on the sale of the shares pursuant to the Offer suspended if it (or a person affiliated with it for purposes of the Tax Act) acquires additional shares in the period commencing 30 days prior, and ending 30 days after, the disposition of shares pursuant to the Offer. A Canadian Resident Shareholder that is a corporation is urged to consult its own tax advisors with respect to the “suspended loss” rules.

A Canadian Resident Shareholder that is a Canadian-controlled private corporation throughout the year (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains (but not dividends, or deemed dividends, that are deductible in computing taxable income).

Alternative Minimum Tax

A capital gain realized, or a dividend received (or deemed to be received) by a Canadian Resident Shareholder who is an individual, including a trust (other than certain specified trusts), as a result of the sale of shares pursuant to the Offer may give rise to a liability for alternative minimum tax. Such Canadian Resident Shareholders should consult their own tax advisors with respect to the alternative minimum tax rules set out in the Tax Act.

Non-Canadian Resident Shareholders

The following portion of the summary is, subject to the discussion under “General” above, applicable to a shareholder who, for purposes of the Tax Act and at all relevant times: (i) is not resident or deemed to be resident in Canada, (ii) does not use or hold, and is not deemed to use or hold, its shares in connection with carrying on a business in Canada, (iii) deals at arm’s length with, and is not affiliated with, Thomson Reuters, and (iv) is not an insurer that carries on an insurance business in Canada and elsewhere (referred to in this part as a “Non-Canadian Resident Shareholder”).

A Non-Canadian Resident Shareholder who sells shares to Thomson Reuters pursuant to the Offer will be deemed to receive a dividend equal to the excess, if any, of the amount paid by Thomson Reuters for the shares over their paid-up capital for Canadian income tax purposes. Thomson Reuters estimates that the paid-up capital per share on the date hereof is approximately C$13.28 (which, for illustrative purposes, is US$10.19 per share when the aggregate C$ paid-up capital balance is converted using the C$/US$ Bank of Canada average daily exchange rate on August 24, 2018) (and following the Expiration Date, Thomson Reuters will advise shareholders of any material change to this estimate). As a result, Thomson Reuters expects that Non-Canadian Resident Shareholders who sell shares pursuant to the Offer will be deemed to receive a dividend for purposes of the Tax Act. The exact quantum of the deemed dividend cannot be guaranteed. Any such dividend will be subject to Canadian withholding tax at a rate of 25% or such lower rate as may be substantiated under the terms of an applicable tax treaty. For example, a dividend received or deemed to be received by a Non-Canadian Resident Shareholder that is a resident of the United States for the purposes of the Canada-United States Income Tax Convention (referred to in this part as the U.S. Treaty), is eligible for benefits under the U.S. Treaty, and is the beneficial owner of such dividends will generally be subject to withholding tax at a treaty-reduced rate of 15% (or 5% if the beneficial owner of the dividends is a company that owns at least 10% of the issued and outstanding shares).

The amount paid by Thomson Reuters for the shares (less any amount deemed to be received by the Non-Canadian Resident Shareholder as a dividend) will be treated as proceeds of disposition of the shares. A Non-Canadian Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of shares pursuant to the Offer unless the shares are “taxable Canadian property” to the Non-Canadian Resident Shareholder at the time of such sale and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty (if any). Generally, provided the shares are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX) at the time of disposition, the shares will not constitute taxable Canadian property to a Non-Canadian Resident Shareholder, unless, at any time during the 60-month period immediately preceding the disposition, (a) the Non-Canadian Resident Shareholder, persons with whom the Non-Canadian Resident Shareholder did not deal at arm’s length, partnerships in which the Non-Canadian Resident Shareholder or such non-arm’s length persons holds a membership interest directly or indirectly, or the Non-Canadian Resident Shareholder together with all such foregoing persons, owned 25% or more of the issued shares or any other issued class of Thomson Reuters’s shares AND (b) more than 50% of the fair market value of the shares was derived directly or indirectly from any one or combination of (i) real or immovable property situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties, and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (i) to (iii), whether or not that property exists. A share may also be deemed to be taxable Canadian property to a Non-Canadian Resident Shareholder in certain circumstances specified in the Tax Act.

Even if a share is taxable Canadian property to a Non-Canadian Resident Shareholder, any gain realized on a disposition of the share may be exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty (if any). Non-Canadian Resident Shareholders should consult their own tax advisors in this regard.

In the event a share is taxable Canadian property to a Non-Canadian Resident Shareholder at the time of disposition and the capital gain realized on disposition of the share is not exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty, the tax consequences in respect of capital gains described above under “Shareholders Resident in Canada – Taxation of Capital Gains and Losses” will generally apply.

In view of the deemed dividend tax treatment described above on a sale of shares pursuant to the Offer and the resulting Canadian withholding tax, Non-Canadian Resident Shareholders should consult their own tax advisors regarding selling their shares in the market as an alternative to selling shares pursuant to the Offer.

Certain United States Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax considerations generally applicable to shareholders who sell shares to our company pursuant to the Offer. This summary is based on the Internal Revenue Code of 1986, as amended (the Code), applicable Treasury Regulations, and administrative and judicial interpretations, all as of the date hereof, and all of which are subject to change (possibly on a retroactive basis). This summary does not discuss all the tax consequences that may be relevant to a particular shareholder in light of the shareholder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. Different rules that are not discussed below may apply to some shareholders subject to special tax rules, such as partnerships (or entities classified as partnerships for U.S. federal income tax purposes), insurance companies, tax-exempt persons, financial institutions, regulated investment companies, dealers or traders in securities or currencies, persons that hold shares as a position in a “straddle” or as part of a “hedge”, “conversion transaction” or other integrated investment, persons who received shares as compensation, persons who own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of all outstanding shares of our company, U.S. Holders (as defined below) whose functional currency is other than the United States dollar. Non-U.S. Holders (as defined below) who hold shares in connection with a trade or business conducted in the United States, or Non-U.S. Holders who are individuals present in the United States for 183 days or more in the taxable year of the disposition of shares pursuant to the Offer. This summary does not address any state, local, or foreign tax or alternative minimum tax considerations that may be relevant to a shareholder’s decision to tender shares pursuant to the Offer. This summary assumes shares are held as capital assets within the meaning of Section 1221 of the Code. This summary further assumes that all payments made to tendering shareholders pursuant to the Offer will be made in U.S. dollars, and the tax consequences to a shareholder who elects to receive payment in Canadian dollars may differ from the general consequences described below.

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

A U.S. Holder is a beneficial owner of shares who is:

(a)	a citizen or individual resident of the United States;

(b)

a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

(c)	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

(d)

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (2) otherwise has validly elected to be treated as a U.S. domestic trust for U.S. federal income tax purposes.

A Non-U.S. Holder is a beneficial owner of shares who is not a U.S. Holder.

The U.S. federal income tax treatment of a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds shares will depend on the status of the partner and the activities of the partnership. Prospective participants in the Offer that are partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) are urged to consult their own tax advisors concerning the U.S. federal income tax consequences to them and their partners of the participation in the Offer by the partnership.

Tax Consequences to Tendering U.S. Holders

Treatment of the Purchase of Shares Pursuant to the Offer as a Sale or as a Distribution

Our company’s purchase of shares from a U.S. Holder pursuant to the Offer will be treated either as a sale of the shares or as a distribution by our company, depending upon the circumstances at the time the shares are purchased. The purchase of shares from a U.S. Holder will be treated as a sale if (a) the purchase results in a “complete redemption” of the U.S. Holder’s equity interest in our company, (b) the receipt of cash by the U.S. Holder is “not essentially equivalent to a dividend”, or (c) as a result of the purchase there is a “substantially disproportionate” reduction in the U.S. Holder’s equity interest in our company, each within the meaning of Section 302(b) of the Code, as described below (referred to as the “Section 302 Tests”). The purchase of shares from a particular U.S. Holder will be treated as a distribution if none of the Section 302 Tests is satisfied with respect to such holder.

In applying the Section 302 Tests, the constructive ownership rules of Section 318 of the Code apply. Thus, a U.S. Holder is treated as owning not only shares actually owned by the U.S. Holder but also shares actually (and in some cases constructively) owned by others. Under the constructive ownership rules, a U.S. Holder will be considered to own shares owned, directly or indirectly, by certain members of the U.S. Holder’s family and by certain entities (such as corporations, partnerships, trusts, and estates) in which the U.S. Holder has an equity interest, as well as shares that the U.S. Holder has an option to purchase.

(a)

Complete Redemption. A purchase of shares pursuant to the Offer will result in a “complete redemption” of the U.S. Holder’s interest in our company if, immediately after the sale, either (1) the U.S. Holder owns, actually and constructively, no shares; or (2) the U.S. Holder actually owns no shares and effectively waives constructive ownership of any constructively owned shares under the procedures described in Section 302(c)(2) of the Code. U.S. Holders who desire to file such a waiver are urged to consult their own tax advisors.

(b)

Not Essentially Equivalent to a Dividend. A purchase of shares pursuant to the Offer will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in the selling U.S. Holder’s proportionate interest in our company. Whether a U.S. Holder meets this test will depend on relevant facts and circumstances. In measuring the change, if any, in a U.S. Holder’s proportionate interest in our company, the meaningful reduction test is applied by taking into account all shares that our company purchases pursuant to the Offer, including shares purchased from other shareholders.

The Internal Revenue Service (“IRS”) has held in a published ruling that, under the particular facts of the ruling, a small reduction in the percentage share ownership of a small minority shareholder in a publicly and widely held corporation who did not exercise any control over corporate affairs constituted a “meaningful reduction”. If, taking into account the constructive ownership rules of Section 318 of the Code, a U.S. Holder owns shares that constitute only a minimal interest in our company, and such holder does not exercise any control over the affairs of our company, then any reduction in the U.S. Holder’s percentage ownership interest in our company should constitute a “meaningful reduction”. Such selling U.S. Holder should, under these circumstances, be entitled to treat the purchase of such holder’s shares pursuant to the Offer as a sale for U.S. federal income tax purposes. Shareholders are urged to consult their own tax advisors with respect to the application of the “not essentially equivalent to a dividend” test in their particular circumstances.

(c)

Substantially Disproportionate. A purchase of shares pursuant to the Offer will be “substantially disproportionate” as to a U.S. Holder if the percentage of the then outstanding shares actually and constructively owned by such U.S. Holder immediately after the purchase is less than 80% of the percentage of the outstanding shares actually and constructively owned by such U.S. Holder immediately before the purchase. Shareholders are urged to consult their own tax advisors with respect to the application of the “substantially disproportionate” test in their particular circumstances.

It may be possible for a tendering U.S. Holder to satisfy one of the Section 302 Tests by contemporaneously selling or otherwise disposing of all or some of the shares that such U.S. Holder actually or constructively owns that are not purchased pursuant to the Offer. Correspondingly, a tendering U.S. Holder may not be able to satisfy one of the Section 302 Tests because of contemporaneous acquisitions of shares by such U.S. Holder or a related party whose shares are attributed to such U.S. Holder. In general, a U.S. Holder who makes a Proportionate Tender, and who therefore retains a proportionate equity ownership interest in our company following the completion of the Offer, is not expected to satisfy any of the Section 302 Tests. Shareholders are urged to consult their own tax advisors regarding the tax consequences of such sales or acquisitions in their particular circumstances.

We cannot predict whether or the extent to which the Offer will be oversubscribed. If the Offer is oversubscribed, the pro-ration of tenders pursuant to the Offer will cause our company to accept fewer shares than are tendered. Consequently, we can give no assurance that a sufficient number of any U.S. Holder’s shares will be purchased pursuant to the Offer to ensure that such purchase will be treated as a sale, rather than as a distribution, for U.S. federal income tax purposes under the rules discussed above.

Sale of Shares Pursuant to the Offer

If any of the Section 302 Tests is satisfied by a U.S. Holder, then such holder generally will recognize taxable gain or loss equal to the difference between the amount received pursuant to the Offer (without reduction for withholding tax, if any) and such holder’s adjusted tax basis in the tendered shares. A U.S. Holder’s adjusted tax basis generally will be the amount paid to acquire the shares. Any gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period for the shares is longer than one year at the time of the sale. Any long-term capital gain recognized by a non-corporate U.S. Holder generally will be eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations.

Any gain or loss recognized generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any Canadian withholding tax imposed on the disposition of the shares unless (a) such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or (b) such U.S. Holder is eligible for the benefits of the U.S. Treaty and properly makes an election under the Code to treat any such gain from the disposition of the shares as from foreign sources. The rules governing foreign tax credits are complex, and U.S. Holders are urged to consult their own tax advisors regarding the creditability of any foreign taxes.

Distribution in Respect of Shares Pursuant to the Offer

If none of the Section 302 tests is satisfied by a U.S. Holder, then the full amount received pursuant to the Offer (without reduction for withholding tax, if any) will be treated as a distribution with respect to such holder’s shares. The tax basis of the U.S. Holder’s sold shares will be added to the tax basis of such holder’s remaining shares. This distribution will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The dividend will be includible in a U.S. Holder’s gross income without reduction for the tax basis of the surrendered shares, and no current loss will be recognized. To the extent that the amount received exceeds a U.S. Holder’s share of our current and accumulated earnings and profits, the excess first will be treated as a tax-free return of capital to the extent of such holder’s tax basis in shares and then as capital gain from the sale or exchange of such shares. However, because we do not calculate earnings and profits under U.S. federal income tax principles, U.S. Holders should expect the entire amount received pursuant to the Offer to be taxed as a dividend if such amount is treated as a distribution as described above.

Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore will be taxable at rates applicable to long-term capital gains, provided that certain holding period and other requirements are satisfied. The amount of the dividend will be treated as foreign-source dividend income and therefore U.S. Holders may be entitled to a foreign tax credit in respect of any Canadian withholding tax imposed on the disposition of the shares (subject to general conditions and limitations of the foreign tax credit rules). Any dividends paid will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Passive Foreign Investment Company Rules

We believe that our company is not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. However, because PFIC status depends upon the composition of our company’s income and assets from time to time, no assurance can be provided that our company has not been, and will not be, a PFIC for any taxable year. If our company were a PFIC for any taxable year in which a U.S. Holder held shares, then the U.S. federal income tax consequences to such holder of selling shares to our company pursuant to the Offer could differ materially and adversely from those described above. Such holder could be subject to additional U.S. federal income tax on gain recognized with respect to the shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. A non-corporate U.S. Holder would not be eligible for reduced rates of taxation on any dividends received from our company if we were a PFIC for the taxable year in which such dividends were paid or for the preceding taxable year. U.S. Holders are urged to consult their own tax advisors regarding the adverse tax consequences if our company were a PFIC for any relevant taxable year.

Tax Consequences to Shareholders Who Do Not Tender Shares Pursuant to the Offer

Shareholders (including Non-U.S. Holders) who do not sell shares pursuant to the Offer will not incur any U.S. federal income tax liability as a result of the consummation of the Offer.

Tax Consequences to Non-U.S. Holders

Non-U.S. Holders generally will not be subject to U.S. federal income taxation as a result of selling shares pursuant to the Offer. The rules governing the U.S. federal income taxation of the receipt by Non-U.S. Holders of cash pursuant to the Offer are, however, complex. Non-U.S. Holders are urged to consult their own tax advisors concerning the application of U.S. federal, state, local and foreign income tax laws in their particular circumstances.

Backup Withholding

Under the U.S. federal income tax laws, payments to a tendering shareholder may be subject to “backup withholding” at the applicable statutory rate, unless a tendering shareholder (a) provides a correct taxpayer identification number and any other required information and otherwise complies with applicable requirements of the backup withholding rules or (b) is an exempt recipient and, when required, demonstrates this fact.

A shareholder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. To prevent backup withholding on cash payable pursuant to the Offer, each shareholder that is a U.S. person (as defined in the instructions to the IRS Form W-9) should provide the Depositary or other applicable withholding agent with his or her correct taxpayer identification number and certify that he or she is not subject to backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal. In order to eliminate any U.S. backup withholding, a shareholder that is not a U.S. person should provide the Depositary or other applicable withholding agent with the appropriate IRS Form W-8, attesting to that shareholder’s non-U.S. status.

Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability, and may claim a refund if they timely provide certain required information to the IRS.

13.	Legal Matters and Regulatory Approvals

We have received the Securities Regulatory Relief in order to facilitate the availability of Proportionate Tenders pursuant to the Offer.

We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by our acquisition of shares pursuant to the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency in any jurisdiction, that would be required for the acquisition of shares by us pursuant to the Offer and that has not been obtained on or before the date hereof. Should any such approval or other action be required, we currently contemplate that such approval will be sought or other action will be taken. We cannot predict whether we may determine that we must delay the acceptance for payment of shares deposited pursuant to the Offer pending the outcome of any such matter.

There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business.

We are relying on the “liquid market exemption” specified in MI 61-101. Accordingly, the valuation requirements of securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer.

Our obligations pursuant to the Offer to take up and pay for shares are subject to certain conditions, including closing of the F&R Transaction. See Section 7 of the Offer to Purchase, “Conditions of the Offer”.

14.	Source of Funds

We will fund any purchases of shares pursuant to the Offer (including under the Qualifying Holdco Alternative) from available cash on hand funded by the proceeds received on closing of the F&R Transaction. The Offer is conditional on the closing of the F&R Transaction.

15.	Dealer Managers

Merrill Lynch Canada Inc. and TD Securities Inc. have been retained to serve as dealer managers for the Offer in Canada and Merrill, Lynch, Pierce, Fenner & Smith Incorporated has been retained to serve as dealer manager for the Offer in the United States. TD Securities Inc. has been retained to provide the liquidity opinion. The Dealer Managers may communicate with investment dealers, stock brokers, commercial banks, trust companies, and dealers with respect to the Offer.

The Dealer Managers and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other services to us, including acting as financial advisors with respect to our plans to return US$10.0 billion of the gross proceeds of the F&R Transaction to our shareholders, for which they have received, or we expect they will receive, customary compensation from us.

In the ordinary course of business, including in their trading and brokerage operations and in a fiduciary capacity, the Dealer Managers and their affiliates may hold positions, both long and short, for their own accounts and for those of their customers, in our securities. The Dealer Managers may from time to time hold shares in their proprietary accounts, and, to the extent they own shares in these accounts at the time of the Offer, the Dealer Managers may tender the shares pursuant to the Offer.

16.	Depositary

We have appointed Computershare Trust Company of Canada to act as a depositary for, among other things, (a) the receipt of certificates and/or DRS, ESPP and/or DRIP positions representing shares and related Letters of Transmittal deposited pursuant to the Offer, (b) the receipt of Notices of Guaranteed Delivery delivered pursuant to the procedures for guaranteed delivery set forth in Section 5 of the Offer to Purchase, “Procedure for Depositing Shares”, (c) the receipt from us of cash to be paid in consideration of the shares acquired by us pursuant to the Offer, as agent for the depositing shareholders, and (d) the transmittal of such cash to the depositing shareholders, as agent for the depositing shareholders. The Depositary may contact shareholders by mail, telephone or facsimile and may request stock brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners.

17.	Information Agent

We have appointed Kingsdale Advisors to act as the Information Agent with respect to the Offer. The Information Agent will respond to inquiries of and provide information to shareholders in connection with the Offer and provide other similar advisory services as we may request from time to time. The Information Agent may, but shall be under no obligation to, contact shareholders by mail, telephone, e-mail or facsimile and may request investment dealers, brokers, banks, trust companies or other nominees of shareholders to forward materials relating to the Offer to non-registered shareholders. The Information Agent is not an affiliate of our company.

18.	Fees and Expenses

The Dealer Managers will receive fees from us for their services. The fees payable to TD Securities Inc. are not contingent upon the conclusions reached by it in the liquidity opinion. We have agreed to reimburse the Dealer Managers for certain reasonable out-of-pocket expenses incurred in connection with the Offer and to indemnify the Dealer Managers against certain liabilities to which they may become subject as a result of their engagement including liabilities under applicable securities laws.

We have retained Computershare Trust Company of Canada to act as the depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under Canadian provincial securities laws.

We have retained Kingsdale Advisors to act as the Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under Canadian provincial securities laws.

We will not pay any fees or commissions to any stock broker or dealer or any other person for soliciting deposits of shares pursuant to the Offer. Stock brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

We expect to incur expenses of approximately US$6.2 million in connection with the Offer, which includes filing fees, advisory fees, the fees for the liquidity opinion, legal, translation, accounting, depositary and printing fees.

19.	Canadian Statutory Rights

Securities legislation in the provinces and territories of Canada provides shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to the shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

20.	Valuation

We are relying on the “liquid market exemption” specified in MI 61-101. Accordingly, the valuation requirements of securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer.

To our knowledge or the knowledge of any of our directors or senior officers, after reasonable inquiry, no prior valuation (as such term is defined in MI 61-101) regarding us, our securities or our material assets has been made in the 24 months before the date of the Offer.

APPROVAL AND CERTIFICATE

August 28, 2018

The board of directors of Thomson Reuters Corporation has approved the contents of the Offer to Purchase and the accompanying Circular dated August 28, 2018 and the delivery thereof to shareholders. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(Signed) James C. Smith Chief Executive Officer	(Signed) Stephane Bello Chief Financial Officer
On behalf of the board of directors
(Signed) David Thomson Chairman of the Board	(Signed) David W. Binet Deputy Chairman of the Board

CONSENTS OF DEALER MANAGERS

TO:	The Board of Directors of Thomson Reuters Corporation

We hereby consent to the references to our firm name and to the reference to our liquidity opinion dated August 27, 2018 contained under the headings “Purpose and Effect of the Offer”, “Dealer Managers” and “Fees and Expenses” and the inclusion of the text of our opinion dated August 27, 2018 as Schedule A to the Offer to Purchase and Circular dated August 28, 2018. Our liquidity opinion was given as at August 27, 2018 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the directors of Thomson Reuters Corporation will be entitled to rely upon our opinion.

August 28, 2018

(Signed) TD Securities Inc.

TO:	The Board of Directors of Thomson Reuters Corporation

We hereby consent to the references to our firm name contained under the headings “Dealer Managers” and “Fees and Expenses”.

August 28, 2018

(Signed) Merrill Lynch Canada Inc.

(Signed) Merrill, Lynch, Pierce, Fenner & Smith Incorporated

CONSENT OF TORYS LLP

TO:	The Board of Directors of Thomson Reuters Corporation

We hereby consent to the references to our firm name under the headings “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations” and “Income Tax Considerations – Certain United States Federal Income Tax Considerations” in the Circular dated August 28, 2018 of Thomson Reuters Corporation in connection with its offer to the holders of its common shares.

August 28, 2018

(Signed) Torys LLP

A-1

SCHEDULE A - LIQUIDITY OPINION OF TD SECURITIES INC.

TD Securities TD Securities Inc . 66 Wellington Street West TD Bank Tower, 9th Floor Toronto, Ontario M5K 1A2

August 27, 2018

The Board of Directors

Thomson Reuters Corporation

333 Bay Street, Suite 400

Toronto, Ontario

M5H 2R2

To the Board of Directors:

TD Securities Inc. (“TD Securities”, “we” or “us”) understands that Thomson Reuters Corporation (the “Company”) is considering a transaction whereby the Company would make an offer by way of a substantial issuer bid (the “Offer”) to acquire that number of common shares of the Company (the “Shares”) having an aggregate purchase price of up to US$9,000,000,000 in cash.

Holders of Shares of the Company (“Shareholders”) who wish to accept the Offer may do so in one of three ways: (a) by making an auction tender (“Auction Tender”) pursuant to which they agree to sell to the Company at a specified price per Share (not less than US$42.00 and not more than US$47.00 and in increments of US$0.25 within that range) a specified number of Shares owned by them; (b) by making a purchase price tender (“Purchase Price Tender”) pursuant to which they agree to sell to the Company a specified number of Shares at the Purchase Price (as defined below) determined as provided in the Offer; or (c) by making a proportionate tender (“Proportionate Tender”) pursuant to which they agree to sell to the Company a number of Shares that will result in Shareholders maintaining their respective proportionate equity ownership in the Company immediately following completion of the Offer, at the Purchase Price (as defined below) determined as provided in the Offer.

Shares validly deposited pursuant to an Auction Tender and not withdrawn will only be taken up in whole or in part if the price specified in the Auction Tender is equal to or less than the Purchase Price. Shareholders who validly deposit Shares without specifying whether they are making an Auction Tender, Purchase Price Tender or a Proportionate Tender will be deemed to have made a Purchase Price Tender. The Company will, upon the terms and subject to the conditions of the Offer, determine a single price per Share (the “Purchase Price”) (which will be not less than US$42.00 and not more than US$47.00 per Share) that it will pay for Shares validly deposited pursuant to the Offer and not withdrawn, based on the prices specified in Auction Tenders and the number of Shares specified in valid Auction Tenders and Purchase Price Tenders (considered for purposes of determining the Purchase Price to have been tendered at the minimum price of US$42.00 per share). The Purchase Price will be the lowest price per Share of not more than US$47.00 and not less than US$42.00 per Share at which Shares have been deposited or have been deemed to be deposited under the Offer that enables the Company to purchase the maximum number of Shares having an aggregate purchase price not exceeding an amount equal to US$9,000,000,000.

The Company’s principal Shareholder, The Woodbridge Company Limited and its affiliates (“Woodbridge”), beneficially owns approximately 64% of the issued and outstanding Shares. Woodbridge has agreed with the Company to make a Proportionate Tender pursuant to the Offer, which will result in it tendering the number of shares at the Purchase Price determined under the Offer that will allow Woodbridge to maintain its proportionate equity ownership in the Company following completion of the Offer.

® The TD logo and other trade-marks are the property of the Toronto-Dominion Bank.

TD Securities

TD Securities also understands that the terms and conditions of the Offer will be set forth in the Offer to Purchase to be issued by the Company and dated August 28, 2018 (the “Offer to Purchase”), an accompanying Issuer Bid Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery (together, the “Offer Documents”). Capitalized terms used herein, unless defined otherwise, have the same meaning as used in the Offer to Purchase.

ENGAGEMENT OF TD SECURITIES

TD Securities was initially contacted by the Company regarding a potential advisory assignment in November 2017. TD Securities was formally engaged by the Company pursuant to an engagement agreement dated January 30, 2018 (the “Engagement Agreement”) to provide financial advice and assistance to the Company in connection with the sale of a majority interest in the Company’s Financial & Risk division, excluding certain risk assets (the “F&R Transaction”), to private equity funds managed by Blackstone. Canada Pension Plan Investment Board and GIC will invest alongside Blackstone. The Company’s obligations pursuant to the Offer to take up and pay for Shares is subject to certain conditions, including closing of the F&R Transaction.

TD Securities was formally appointed by the Company pursuant to a dealer manager agreement dated August 27, 2018 (the “Dealer Manager Agreement”) to act as a dealer manager in Canada (“Dealer Manager”) in connection with the Offer and to prepare and deliver a written opinion (the “Liquidity Opinion”) to the Board of Directors of the Company (the “Board”) as to (i) whether a liquid market exists for the Shares as of the date hereof and (ii) whether it is reasonable to conclude that, on completion of the Offer in accordance with its terms, there will be a market for the holders of the Shares who do not tender their Shares to the Offer that is not materially less liquid than the market that existed at the time of making of the Offer. This Liquidity Opinion is being delivered to assist the Board in making its determination that the Offer qualifies for the “liquid market” exemption from the valuation requirements of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

Pursuant to the Dealer Manager Agreement and the Engagement Agreement, TD Securities will receive a fee from the Company for its services that include providing the Liquidity Opinion, including a portion that is contingent on the completion of the F&R Transaction and no portion of which is contingent on the completion of the Offer. In addition, the Company has agreed to reimburse TD Securities for its reasonable out-of-pocket expenses and to indemnify TD Securities for certain liabilities arising out of TD Securities’ engagement in connection with the Offer. As financial advisor and Dealer Manager, TD Securities is not independent of the Company within the meaning of MI 61-101.

TD Securities acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of the Company, including the Shares, or any of its associates or affiliates, and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Company, its respective associated or affiliated entities or the Offer.

Subject to the terms of the Dealer Manager Agreement, TD Securities consents to (i) the inclusion of the Liquidity Opinion in its entirety and a summary thereof, in a form acceptable to TD Securities, in the Offer to be mailed to the holders of Shares, and (ii) the inclusion of references to the Liquidity Opinion and a summary thereof, in a form acceptable to TD Securities, in the news release issued by the Company announcing the Offer, and to the extent necessary, the filing of each such document by the Company with

® The TD logo and other trade-marks are the property of the Toronto-Dominion Bank.

TD Securities

the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

CREDENTIALS OF TD SECURITIES

TD Securities is one of Canada’s largest investment banking firms, with operations in a broad range of investment banking activities including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. TD Securities also has significant international operations. TD Securities has been a financial advisor in a large number of transactions involving public and private companies in various industry sectors and has extensive experience in preparing valuations and fairness opinions.

The Liquidity Opinion represents the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness and adequacy opinion matters.

SCOPE OF REVIEW

In connection with the Liquidity Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1.	a copy of the draft Offer Documents dated August 28, 2018;

2.

the daily trading activity, volumes and price history of the Shares on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”), as we determined necessary in order to provide the Liquidity Opinion;

3.	the trading activity and volumes of shares of other companies listed and traded on the TSX and NYSE, as we determined necessary in order to provide the Liquidity Opinion;

4.	the distribution of ownership of the Shares to the extent publicly disclosed or provided to us by the Company;

5.

the number of Shares proposed to be purchased under the Offer relative to (i) the number of outstanding Shares less (ii) the number of Shares owned by related parties of the Company and Shares or blocks thereof, that are known to us, that could be considered as not being freely tradable (i.e., the “public float”);

6.

the customary difference (the “spread”) between bid and ask prices in trading activity of the Shares and the shares of other companies listed and traded on the TSX as we determined necessary in order to provide the Liquidity Opinion;

7.	other public information with respect to the Company and the Shares;

8.	discussions with senior management of the Company;

9.	discussions with external legal counsel of the Company;

10.	discussions with Woodbridge;

® The TD logo and other trade-marks are the property of the Toronto-Dominion Bank.

TD Securities

11.	the definition of “liquid market” as outlined in MI 61-101 as well as the other parameters set forth in MI 61-101;

12.	precedent issuer bids that we considered relevant; and

13.	such other information as we considered necessary or appropriate in the circumstances.

We have conducted such additional analyses and investigations as we considered to be appropriate in the circumstances for the purpose of arriving at the Liquidity Opinion contained herein as at the date hereof.

ASSUMPTIONS AND LIMITATIONS

This Liquidity Opinion is rendered on the basis of securities market, economic and general business and financial conditions prevailing as at the date hereof, and conditions affecting the Company and the Shares as at the date hereof. In formulating our Liquidity Opinion, TD Securities made several other assumptions, including that all of the conditions required to implement the Offer, as set forth in the Offer Documents, will be met, that there will be no significant change in the terms of the Offer and that there will be no significant change in the holdings of the Shares other than as a result of the Offer.

TD Securities has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company, the Company’s consultants and advisors and Woodbridge (collectively, the “Information”), and we have assumed that the Information did not omit to state any material fact necessary to make the Information not misleading in light of the circumstances in which it was made. The Liquidity Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

The Company represented to us, in a certificate of two senior officers of the Company, dated the date hereof, among other things, that to the best of their knowledge and belief, the Information as filed under Thomson Reuters’ profile on SEDAR, as amended or supplemented from time to time, and the Information provided to us by or on behalf of the Company, including the written information and discussions concerning the Company referred to above under the heading “Scope of Review”, is, or in the case of historical Information, was, at the date of preparation, true, complete and accurate in all material respects and did not and does not contain any untrue statement of a material fact and does not omit to state a material fact necessary to make the Information not misleading, in the circumstances in which it was made, and that, with respect to historical Information, since the date on which such Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business operations or prospects of the Company and its subsidiaries, taken as a whole, and no material change has occurred in such Information or any part thereof which, in either case, would have or which would reasonably be expected to have a material effect on the Liquidity Opinion.

We have not prepared a formal valuation of the Company or any of its securities or assets for the purposes of this Liquidity Opinion and the Liquidity Opinion should not be construed as such. This Liquidity Opinion does not constitute an opinion concerning the fairness, from a financial point of view, of the consideration offered to the holders of the Shares pursuant to the Offer.

The Liquidity Opinion has been provided to the Board for its use only in determining the availability of an exemption from the formal valuation requirements of MI 61-101 (pursuant to Sections 3.4(b)(i) and (ii)

® The TD logo and other trade-marks are the property of the Toronto-Dominion Bank.

TD Securities

thereof) and may not be relied upon for any other purpose or by any other person without the prior written consent of TD Securities. The Board has requested the Opinion on a voluntary basis to support its foregoing analysis, notwithstanding that such Opinion is not required pursuant to MI 61-101 and this is not an opinion referred to in paragraph (b) of subsection 1.2(l) of MI 61-101. The Liquidity Opinion is given as of the date hereof and TD Securities disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Liquidity Opinion which may come or be brought to the attention of TD Securities after the date hereof. Without limiting the foregoing, if, after the date hereof, we learn of any material change in any fact or matter affecting the Liquidity Opinion, TD Securities reserves the right to change, modify or withdraw the Liquidity Opinion.

TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Liquidity Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. This Liquidity Opinion is not to be construed as a recommendation to any Shareholder of the Company as to whether or not to tender their Shares under the Offer. In addition, for the purpose of this Liquidity Opinion, we are not expressing any opinion as to the value of the Shares, or the prices at which such Shares will trade after the completion of the Offer.

For purposes of this Liquidity Opinion, the phrase “liquid market” has the meaning ascribed thereto in MI 61-101.

CONCLUSION

Based upon and subject to the foregoing and such other matters that TD Securities considered relevant, TD Securities is of the opinion that, as of August 27, 2018, (i) a liquid market exists for the Shares; and (ii) it is reasonable to conclude that, on completion of the Offer in accordance with its terms, there will be a market for the holders of the Shares who do not tender their Shares to the Offer that is not materially less liquid than the market that existed at the time of making the Offer.

Yours very truly,

TD SECURITIES INC.

® The TD logo and other trade-marks are the property of the Toronto-Dominion Bank.

Questions? Need Help Tendering?

Please contact our Information Agent, Kingsdale Advisors

      CONTACT US:

North American Toll Free Phone:

     1-866-851-3215

E-mail: contactus@kingsdaleadvisors.com

Fax: 1-416-867-2271

Toll Free Fax: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 1-416-867-2272

*The Instructions accompanying the Letter of Transmittal should be read carefully before completing this Letter of Transmittal. Please contact the Depositary, the Information Agent or the appropriate Dealer Manager or your investment dealer, stock broker, bank, trust company or other financial advisor if you have any questions or require assistance in completing this Letter of Transmittal.*

**Offer to purchase for cash up to US$9.0 billion in value of common shares of Thomson Reuters Corporation at a Purchase Price of not less than US$42.00 and not more than US$47.00 per common share**

THOMSON REUTERS

# LETTER OF TRANSMITTAL
**To Tender Common Shares of**

# THOMSON REUTERS CORPORATION
**Pursuant to the Offer to Purchase Dated August 28, 2018**

**THE OFFER EXPIRES AT 11:59 P.M. (TORONTO TIME) ON OCTOBER 2, 2018, UNLESS THE OFFER IS WITHDRAWN OR EXTENDED.**

***Offices of the Depositary, Computershare Trust Company of Canada, for this Offer:***

| *By Mail* | *By Hand, Courier or Registered Mail* |
|---|---|
| Computershare Trust Company of Canada<br>P.O. Box 7023<br>31 Adelaide Street E<br>Toronto, Ontario<br>M5C 2K4<br>Canada<br>Attention: Corporate Actions | Computershare Trust Company of Canada<br>100 University Avenue, 8th Floor<br>Toronto, Ontario<br>M5J 2Y1<br>Canada<br>Attention: Corporate Actions |

E-mail Address: corporateactions@computershare.com

Toll Free in Canada and the U.S.: 1-800-564-6253

Outside North America: 1-514-982-7888

**This Letter of Transmittal is to be used only if certificates for common shares of the Company are to be forwarded with it, if common shares of the Company are held through the Direct Registration System ("DRS") maintained by the Company's transfer agent or if common shares of the Company are held through the Employee Stock Purchase Plan for Canadian Employees ("Canadian ESPP") or through the Dividend Reinvestment Plan ("DRIP"). If you wish to tender uncertificated shares held through the DRS, Canadian ESPP or DRIP, you are only required to complete this Letter of Transmittal and have it delivered to the Depositary.**

**Delivery of this instrument to an address other than shown above does not constitute a valid delivery.**

**TO:** **THOMSON REUTERS CORPORATION (referred to as the Company)**
**AND TO:** **COMPUTERSHARE TRUST COMPANY OF CANADA (referred to as the Depositary)**

The undersigned delivers to the Company the enclosed certificate(s) for common shares ("**shares**") and, subject only to the provisions of the Offer to Purchase dated August 28, 2018 and the accompanying Circular (the "**Offer to Purchase and Circular**") regarding withdrawal, irrevocably accepts the Offer described below for the shares described below upon the terms and subject to conditions contained in the Offer to Purchase and Circular.

1

01FO1A

The Instructions set forth in this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. TO: COMPUTERSHARE TRUST COMPANY OF CANADA The undersigned hereby represents and warrants that the undersigned is the owner of the number of common shares of Thomson Reuters which shares are represented by the share certificate(s) and DRS, Canadian ESPP and DRIP position(s) described below (and, for certificated shares, delivered herewith) and the undersigned has good title to the shares represented by the said certificate(s) or DRS, Canadian ESPP and DRIP position(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares. Lost Certificates: If you cannot locate some or all of your certificates, read and complete Box O—“Lost. Stolen or Destroyed Certificates” in this Letter of Transmittal and mark the boxes below with an X corresponding to the certificate numbers you cannot locate. Lost Certificate Number Shares Lost Certificate Number Shares Lost Certificate Number Shares If you have more than 15 certificates see list on next page TOTALS SHARES Total Certificated Shares Total DRS Shares Total Dividend Reinvestment Shares * FOR NON-RESIDENT ONLY Total Employee Stock Purchase Plan Shares* Total Shares nr-301 certified CHECK ONLY ONE BOX TO INDICATE HOW MANY SHARES YOU WISH TO TENDER â–¡ ALLABOVE SHARES â–¡ PARTIAL TENDER** â– TOCQ 1 E L T 0 1 +

+ STEP #1 CONTINUED TOCQ Lost Certificate Number Shares Lost Certificate Number Shares Lost Certificate Number Share

STEP #4: COMPLETE BELOW BOXES A TO O (AS APPLICABLE) * The Company will not purchase any fractional shares. ** If you desire to tender fewer than all shares evidenced by any share certificates or DRS. Canadian ESPP or DRIP positions listed above, indicate here the total number of shares you wish to lender. Otherwise, all shares evidenced by such share certificates and DRS. Canadian ESPP and DRIP positions referenced above will be considered to have been tendered. See Instruction 4 in this Letter of Transmittal. All shareholders who make a Proportionate Tender must indicate the total number of shares they own in Box C—“Proportionate Tender’5. A registered shareholder who makes a Proportionate Tender must deposit cither all of its shares or a sufficient number of shares to satisfy the shareholder’s Proportionate Tender. This number of shares can be calculated by multiplying the total number of shares owned by the shareholder by 0.3062 (rounded down to the nearest whole number of shares). A non-registered shareholder who wishes its nominee to make a Proportionate Tender must deposit all of its shares. A shareholder who makes an invalid Proportionate Tender, including by tendering an insufficient number of shares, will be deemed to have made a Purchase Price Tender. The undersigned hereby tenders to the Company the above-described sliares at the price per share indicated in this Letter of Transmittal or pursuant to a Purchase Price Tender or a Proportionate Tender (as such terms are defined in the Offer to Purchase and Circular), as specified below, payable in cash (subject to applicable withholding taxes, if any) and upon the terms and subject to the conditions set forth in the Offer to Purchase and Circular and this Letter of Transmittal (which, as amended or supplemented from time to time, together with the Offer to Purchase and Circular and the related Notice of Guaranteed Delivery, constitute the “Offer”). The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used and not defined in this Letter of Transmittal have the meanings ascribed to them in the Offer to Purchase and Circular that accompanies this Letter of Transmittal. In the case of any inconsistency between the terms of this Letter of Transmittal and the Offer to Purchase and Circular, the terms of the Offer to Purchase and Circular shall prevail. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany the certificates for the shares tendered pursuant to the Offer. Any financial institution that is a participant in CDS or DTC may make book-entry deliver.’ of the shares through the on-line tendering systems of such clearing systems pursuant to which hook-entry transfers may be effected by causing the applicable clearing systems to transfer such shares into the Depositaiy’s account in accordance with such clearing system’s procedures for such transfer. Shareholders whose certificates arc not immediately available or who cannot complete the book-cntrv transfer procedure or who cannot deliver to the Depositary all other documents which this Letter of Transmittal requires by 11:59 p.m. (Toronto time) on October 2, 2018 (or such later time and date to which the Offer is extended, the “Expiration Date”) may only tender their shares according to the guaranteed delivery procedure set forth under the title ‘‘Procedure for Depositing Shares” of the Offer to Purchase. See Instruction 2 in this Letter of Transmittal. A shareholder who wishes to tender shares under the Offer and whose certificate is registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to tender such shares under the Offer. If an investment dealer, stock broker, hank, trust company or other nominee holds shares for a shareholder, it is likely the nominee has established an earlier deadline for that shareholder to act to instruct the nominee to accept the Offer on its behalf. A shareholder should immediately contact the shareholder’s investment dealer, stock broker, bank, trust company or other nominee to Find out the nominee’s deadline. This Letter of Transmittal may not be used to deposit shares under the Qualifying Holdco Alternative. A shareholder wishing to utilize the Qualifying Holdco Alternative must notify the Depositary in writing of its intention to participate in the Qualifying Holdco Alternative no later than 10 business days prior to the Expiration Date, and duly complete a Modified Letter of Transmittal to be provided by the Depositary. Please refer to Section 12 of the Offer to Purchase, “Qualifying Holdco Alternative”, for more information. Shareholders should carefully consider the income tax consequences of tendering shares under the Offer. See “Income Tax Considerations” in the Offer to Purchase and Circular that accompanies this Letter of Transmittal.

Subject to and effective upon acceptance for purchase of the shares tendered hereby, pursuant to an Auction Tender, a Purchase Price Tender or a Proportionate Tender in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to or upon the order of the Company all rights, title and interest in and to all shares tendered hereby and accepted for purchase, and in and to any and all rights, benefits and claims in respect thereof or arising, or having arisen as a result of the undersigned’s status as a shareholder of the Company and in and to any and all distributions, payments (other than the Purchase Price), securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred, or may be payable, issuable, distributable or transferable, on or in respect of such shares or any of them on or after the date upon which the shares are taken up and paid for under the Offer, and hereby irrevocably constitutes and appoints the Depositary and any officer of the Company as attorney-in-fact of the undersigned with respect to such shares, effective from the time the Company takes up and pays for such shares, with full power of substitution (such power of attorney being an irrevocable power coupled with an interest), to: (a) deliver certificates for such shares, together with all accompanying evidences of transfer and authenticity, to or upon the order of the Company upon receipt by the Depositary, as the undersigned’s agent of the Purchase Price; (b) present certificates or DRS. Canadian ESPP or DRIP positions for such shares for cancellation and transfer on the Company’s books; and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such shares, subject to the next paragraph, all in accordance with the terms of the Offer. If the undersigned is tendering shares held through the Canadian ESPP. the undersigned irrevocably appoints Computershare Trust Company of Canada acting as Administrative Agent for the Canadian ESPP as his or her agent for the purpose of tendering the shares in accordance with the instructions set out in this Letter of Transmittal, effective as of the date hereof. If the undersigned is tendering shares held through the DRIP, the undersigned irrevocably appoints Computershare Investor Services Inc. acting as Administrative Agent for the DRIP as his or her agent for the purpose of tendering the shares in accordance with the instructions set out in this Letter of Transmittal, effective as of the date hereof. The undersigned hereby represents, warrants and covenants that: (a) the undersigned understands that tendering shares under any one of the procedures described in the Offer to Purchase and the instructions hereto will constitute the undersigned’s acceptance of the terms and conditions of the Offer, including the undersigned’s representation that (i) the undersigned lias a “net long position” in shares being tendered or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) such tender of shares complies with Rule 14e-4 under the Exchange Act; (b) the undersigned has full power and authority to deposit, sell, assign and transfer the shares; (c) when and to the extent the Company accepts the shares for payment, the Company will acquire good, marketable, and unencumbered title thereto, free and clear of all hypothecs, liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions which may be paid, issued, distributed, made or transferred on or in respect of such shares to shareholders of record on or prior to the date on which the shares are taken up and paid for under the Offer shall be for the account of the undersigned; (d) on request, the undersigned will execute and deliver any additional documents that the Depositary or the Company deems necessary or desirable to complete the assignment, transfer, and purchase of the shares tendered hereby; and

(a) the undersigned has read and agrees to all of the terms of the Offer. The names and addresses of the registered owners should be printed, if they are not already printed above, as they appear on the certificates or DRS, Canadian ESPP or DRIP positions representing shares tendered hereby. The certificates or DRS, Canadian ESPP or DRIP positions representing shares tendered and the number of shares that the undersigned wishes to tender should all be indicated in the appropriate boxes. If the tender is being made pursuant to an Auction Tender, the Purchase Price at which such shares are being tendered should be indicated in Box B — “Auction Tender”. If the tender is being made pursuant to a Proportionate Tender, the total number of shares owned by the shareholder MUST be indicated in Box C—“Proportionate Tender”. The undersigned understands that he or she must indicate whether the shares are being tendered pursuant to an Auction Tender, Purchase Price Tender or Proportionate Tender by completing Box A — “Type of Tender”. All shares tendered by a shareholder and which have not been withdrawn, who fails to specify any Auction Tender price for his or her shares or fails to indicate that he or she has tendered his oi¬lier shares pursuant to the Purchase Price Tender or a Proportionate Tender will be considered to have tendered his or her shares pursuant to the Purchase Price Tender. A shareholder who makes an invalid Proportionate Tender, including by tendering an insufficient number of shares, will be deemed to have made a Purchase Price Tender. The undersigned understands that, upon the terms and subject to the conditions of the Offer, the Company will determine the Purchase Price, representing a single price per share (which will be not more than US$47.00 and not less than US$42.00 per share and in increments of US$0.25 per share) that it will pay for shares validly deposited pursuant to the Offer and not withdrawn. The Purchase Price will be the lowest price per share that will enable the Company to purchase the maximum number of shares validly deposited pursuant to Auction Tenders and Purchase Price Tenders and not withdrawn having an aggregate purchase price not exceeding the Auction Tender Limit Amount, an amount equal to (i) US$9.0 billion, less (ii) the product of (A) US$9.0 billion and (B) a fraction, the numerator of which is the aggregate number of shares owned by shareholders making valid Proportionate Tenders, and the denominator of which is the aggregate number of shares outstanding at the Expiration Date. For purposes of determining the Purchase Price, shares deposited pursuant to Purchase Price Tenders will be deemed to have been deposited at a price of US$42.00 per share (which is the minimum price per share under the Offer). If the Purchase Price is determined to be US$42.00 (which is the minimum price per share under the Offer), the maximum number of shares that the Company may purchase is 214,285,714 shares. If the Purchase Price is determined to be US$47.00 (which is the maximum price per share under the Offer), the maximum number of shares that the Company may purchase is 191,489,361 shares. Shares tendered pursuant to a Proportionate Tender will be considered to have been tendered at a price per share equal to the Purchase Price. Shares validly deposited pursuant to an Auction Tender will only be taken up if the price specified in the Auction Tender by the depositing shareholder is equal to or less than the Purchase Price. If no Auction Tenders or Purchase Price Tenders are made pursuant to the Offer, the Company will not purchase any shares under the Offer. The undersigned understands that, upon the terms and subject to the conditions of the Offer (including the pro-ration provisions described in the Offer), all shares properly tendered and not properly withdrawn pursuant to Auction Tenders at prices at or below- the Purchase Price or pursuant to Purchase Price Tenders or Proportionate Tenders will receive the Purchase Price, payable in cash (but subject to applicable withholding taxes, if any), for all shares purchased. All shares not purchased under the Offer (including shares tendered pursuant to an Auction Tender at prices greater than the Purchase Price and shares not purchased because of pro-ration), or properly withdrawn before the Expiration Date, will be returned (in the case of certificates representing shares all of which are not purchased) or replaced with new certificates or the equivalent DRS, Canadian ESPP or DRIP position representing the balance of shares not purchased (in the case of certificates representing shares of which less than all are purchased ), promptly after the Expiration Date or the date of withdrawal of the shares, without expense to the shareholder. In the case of shares tendered through DRS. Canadian ESPP or DRIP, such shares will be credited to the appropriate account, without expense to the shareholder, The undersigned understands that a shareholder who desires to tender different shares at more than one price under an Auction Tender must complete a separate Letter of Transmittal (or make a separate electronic book-entry confirmation) for each price at which shares are tendered. A shareholder may not deposit the same shares pursuant to more than one method of tender or pursuant to an Auction Tender at more than one price. A shareholder may deposit some shares pursuant to an Auction Tender and deposit different shares pursuant to a Purchase Price Tender. Shareholders who make an Auction Tender and/or Purchase

Price Tender cannot make a Proportionate Tender. Odd Lot Holders making an Auction Tender or a Purchase Price Tender will be required to tender all shares owned by the shareholder. Proportionate Tenders or partial lenders will not be accepted from Odd Lot Holders. The undersigned understands that if the aggregate purchase price for the shares validly tendered, and not withdrawn, pursuant to Auction Tenders (at prices at or below the Purchase Price) and Purchase Price Tenders exceeds the Auction Tender Limit Amount, then the Company shall purchase a portion of the shares so tendered pursuant to Auction Tenders (at or below the Purchase Price) and Purchase Price Tenders, as follows: (i) first, the Company will purchase all shares tendered at or below the Purchase Price by Odd Lot Holders at the Purchase Price; and (ii) second, the Company will purchase at the Purchase Price on a pro-rata basis that portion of the shares tendered pursuant to Auction Tenders (at or below the Purchase Price) and Purchase Price Tenders having an aggregate purchase price, based on the Purchase Price, equal to (A) the Auction Tender Limit Amount, less (B) the aggregate amount paid by us for shares tendered by Odd Lot Holders. See “Number of Shares, Pro-ration” in the Offer to Purchase. The Company’s determination as to pro-ration shall be final and binding on all parties, absent a finding to the contrary by a court of competent jurisdiction. The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase and Circular, the Company may terminate or amend the Offer or may not be required to purchase any of the shares tendered hereby or may accept for payment, in accordance with the applicable pro-ration provisions relating to shares tendered, fewer than all of the shares tendered hereby. The undersigned understands and acknowledges that certifrcate(s) for any shares not tendered or not purchased will be returned to the undersigned at the address indicated in Box M, unless otherwise indicated under Box F or Box G below. The undersigned recognizes that the Company has no obligation, pursuant to the instructions hereto, to transfer any certificates for shares from the name of the registered owner if shares are not purchased pursuant to the Offer. The undersigned understands and acknowledges that acceptance of shares by the Company for payment will constitute a binding agreement between the undersigned and the Company, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer, which agreement will be governed by, and construed in accordance with, the law s of the Province of Ontario and the federal laws of Canada applicable therein. The undersigned understands and acknowledges that payment for shares accepted for payment pursuant to the Offer will be made on the dale on which the Company delivers funds on account of the aggregate purchase price for such shares to the Depositary (by bank transfer or other means satisfactory to the Depositary), which will act as agent for shareholders who have properly tendered shares in acceptance of the Offer and have not withdrawn them, for the purposes of receiving payment from the Company and transmitting payment to such shareholders. The undersigned further understands and acknowledges that receipt by the Depositary from the Company of funds on account of the aggregate purchase price for such shares will be deemed to constitute payment of such aggregate purchase price by the Company and the receipt of such payment by such shareholders. Under no circumstances will interest be paid by the Company or the Depositary by reason of any delay in paying for any shares or otherwise. The undersigned understands and acknowledges that each of the Company and the Depositary’, as applicable, shall be entitled to deduct and withhold from any payment to any shareholder pursuant to the Offer such amount as it is required to deduct or withhold from such payment under the Income Tax Act (Canada), or any provision of any’ applicable federal, provincial, territorial, state, local or foreign tax law, and remit such deduction or withholding amount to the appropriate government entity1. To the extent that amounts are deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of the Offer as having been paid to the shareholder to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate government entity. The undersigned instructs the Company and the Depositary to issue the cheque for the Purchase Price (less applicable withholding taxes, if any) for such of the tendered shares as are purchased to the order of the undersigned or the name listed and mailed to the address indicated in Box M. unless otherwise indicated under Box F — “Issue Cheque and/or Certificates”, Box G — “Send Cheque and/or Certificates” below or Box H — “Hold for Pick-Up”. Such payment will be received in U.S. dollars unless a registered shareholder exercises the election under Box E — “Currency Election” below to receive the Purchase Price in Canadian dollars. The exchange rate that will be used to convert payments from U.S. dollars into Canadian dollars will be the rate available from Computershare Trutst

Company of Canada, in its capacity as foreign exchange service provider, on the date that the funds arc converted, which rate will be based on the prevailing market rate on such date. The risk of any fluctuations in exchange rales, including risks relating to the particular dale and time at which funds arc converted, will be borne solely by the shareholder wishing to receive payment in Canadian dollars. Computershare Trust Company of Canada will act as principal in such currency conversion transactions. All authority’ conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity’ of the undersigned, and any obligations of the undersigned under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable. If a share certificate lias been lost, stolen or destroyed, this Letter of Transmittal, including Box O — “Lost, Stolen or Destroyed Certificates” should be completed as fully as possible and forwarded to the Depositary . together with a Ietter describing the loss, theft or destruction and providing a telephone number. The Depositary’ will respond with the replacement requirements, which includes certain additional documents that must be signed in order to obtain replacement certificate(s) and the payment of the required lost certificate fee. The undersigned agrees not to vote any of the tendered shares taken up and paid for under the Offer, or distributions on such shares consisting of securities, at any meeting and not to exercise any of the other rights or privileges attaching to any of such shares or distributions consisting of securities, or otherwise act with respect thereto. The undersigned agrees further to execute and deliver to the Company, provided not contrary to any applicable law, at any lime and from lime to time, as and when requested by. and at the expense of the Company, any and all instructions of proxy, authorization or consent, in form and on terms satisfactory to the Company, in respect of any such tendered shares or distributions consisting of securities. The undersigned agrees further to designate in any such instruments of proxy’ the person or persons specified by the Company as the proxyholder of the undersigned in respect of such tendered shares or distributions consisting of securities. Unless otherwise indicated, references in this Letter of Transmittal to “US$”, or “dollars” are in U.S. dollars and references to “C$” are to Canadian dollars.

BOX A TYPE OF TENDER Check only one box. If more than one box is checked or if no box is checked, all shares identified above will be deemed to have been tendered pursuant to the Purchase Price Tender, Shares are being tendered hereby pursuant to: |—| An Auction Tender *—* (Please complete Box B) A Purchase Price Tender |—| A Proportionate Tender *—* (Please complete Box C) BOX B AUCTION TENDER PRICE (IN U.S. DOLUARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED In addition to checking “Auction Tender” in Box A above, this box MUST be completed if shares are being tendered pursuant to an Auction Tender. Check the appropriate box to indicate the Auction Tender price. Check only one box. If more than one box is checked or if no box is checked, all shares identified above will be deemed to have been tendered pursuant to the Purchase Price Tender. Shareholders (other than Odd Lot Holders) may make multiple Auction Tenders but not in respect of the same shares. If a shareholder wishes to tender different shares at different prices, a separate tender instruction by way of separate Letter of Transmittal must be submitted for EACH such tender. â–¡ US$42.00 â–¡ US$43.75 â–¡ US$45.50 â–¡ US$42.25 â–¡ US$44.00 â–¡ US$45.75 â–¡ US$42.50 â–¡ US$44.25 â–¡ US$46.00 â–¡ US$42.75 â–¡ US$44.50 â–¡ US$46.25 â–¡ US$43.00 â–¡ US$44.75 â–¡ US$46.50 â–¡ US$43.25 â–¡ US$45.00 â–¡ US$46.75 â–¡ US$43.50 â–¡ US$45.25 â–¡ US$47.00

BOX C PROPORTIONATE TENDER In addition to checking “Proportionate Tender” in Box A above, this box MUST be completed if shares are being tendered pursuant to a Proportionate Tender. A shareholder who makes a Proportionate Tender will be deemed to have agreed to sell to us at the Purchase Price a number of shares that will result in the shareholder maintaining its proportionate equity ownership in the Company following completion of the Offer. Registered shareholders may make a Proportionate Tender and non-registered shareholders may instruct their nominees to make a Proportionate Tender. All shareholders who make a Proportionate Tender must indicate the total number of shares they own below. A registered shareholder who makes a Proportionate Tender must deposit cither all of its shares or a sufficient number of shares to satisfy the shareholder’s Proportionate Tender. This number of shares can be calculated by multiplying the total number of shares owned by the shareholder by 0.3062 (rounded down to the nearest whole number of shares). A non-registered shareholder who wishes its nominee to make a Proportionate Tender must deposit all of its shares. If a non¬registered shareholder wishes to become a registered shareholder in order to make a Proportionate Tender by depositing only a sufficient number of shares, the shareholder should immediately contact its investment dealer, stock broker, bank, trust company or other nominee in order to take the necessary steps to have its shares registered in the shareholder’s name prior to tendering shares pursuant to the Offer. A shareholder who makes an invalid Proportionate Tender, including by tendering an insufficient number of shares, will be deemed to have made a Purchase Price Tender. Total number of shares owned by shareholder: BOX D ODD LOTS (See Instruction 6) To be completed ONLY if shares are being tendered by or on behalf of persons beneficially owning an aggregate of fewer than 100 shares as of the close of business on the Expiration Date. The undersigned either (check one): â–¡ will be the beneficial owner of an aggregate of fewer than 100 shares as of the close of business on the Expiration Date, all of which are tendered, or is a broker, dealer, commercial bank, trust company or other nominee that (i) is tendering, for the beneficial owners thereof, shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner will own an aggregate of fewer than 100 shares as of the close of business on the Expiration Date and is tendering all such shares.

BOX E CURRENCY ELECTION (See Instruction 7) + To be completed ONLY if shareholder elects to receive the Purchase Price of tendered shares purchased in the Offer in Canadian dollars (check if applicable). â–¡ The undersigned wishes to receive the Purchase Price of the tendered shares purchased in the Offer in Canadian dollars and acknowledges that the exchange rate that will be used to convert payments from U.S. dollars into Canadian dollars will be the rate available from Computershare Trust Company of Canada, in its capacity as foreign exchange service provider, on the date that the funds are converted, which rate will be based on the prevailing market rate on such date. The risk of any fluctuations in exchange rates, including risks relating to (he particular date and time at which funds arc converted, will be borne solely by the shareholder wishing lo receive payment in Canadian dollars. All cash payments will be made in U.S. dollars, unless shareholders elect to use the Depositary ‘s currency exchange services to convert their payment into, and have such payment made in, Canadian dollars by checking the box above. If you do not check the above box, your payment will be made in U.S. dollars

BOX F ISSUE CHEQUE AND/OR CERTIFICATES IN THE NAME OF (IF DIFFERENT THAN REGISTERED OWNER’S NAME: (please print) BOX G SEND CHEQUE AND/OR CERTIFICATES (Unless Box H is checked) To: (Name) (Name) (Street Address and Number) (Street Address and Number) (City and Province or State) (City and Province or State) (Country and Postal (Zip) Code) (Social Insurance or Social Security Number) (Country and Postal (Zip) Code) + BOX H HOLD FOR PICK-UP â–¡ Hold certificates for shares and/or cheques for pick-up at Computershare“s office located at: 100 University Avenue. North Tower, 8* Floor. Toronto ON M5J 2Y1

BOX I + CANADIAN WITHHOLDING TAX The following certifications assume that the undersigned is either (i) the beneficial holder of the shares tendered (referred to as the “Beneficial Owner”), or (ii) holds the shares tendered on behalf of one or more Beneficial Owners. I. Tax Residency All shareholders mast complete the following. See Instruction 12. The undersigned certifies that the Beneficial Owner(s) (please check one box only): â–¡ is (are all) resident in Canada for purposes of the Income Tax Act (Canada) (the Tax Act”); I I is (are all) not resident in Canada for purposes of the Tax Act; or â–¡ include Beneficial Owners who are resident in Canada and not resident in Canada for purposes of the Tax Act, and the aggregate number of shares tendered on behalf of each is as follows: j—j Beneficial Owners resident in Canada: tendered shares â–¡ Beneficial Owners not resident in Canada: I tendered shares II. Non-Residents of Canada Shareholders are only required to complete the following if the Beneficial Owner(s) is(are) not resident in Canada for purposes of the Tax Act. See Instruction 12. Applicability of a Tax Treaty Non-resident withholding tax will generally apply, at a rate of 25%, to certain amounts paid or deemed to be paid in respect of shares beneficially owned by persons not resident in Canada for purposes of the Tax Act. Withholding tax may arise for example with respect to a deemed dividend arising pursuant to the Offer, if any. However, if the Beneficial Owner is entitled to the benefits of a tax treaty entered into between Canada and the Beneficial Owner’s country of residence, the withholding tax rate may be reduced to less than 25%. To benefit from a reduced rate of withholding under a tax treaty, the shareholder must properly complete and provide the documentation described below. The undersigned certifies that (please check one box only): â–¡ The shareholder is the Beneficial Owner of the tendered shares and either (please check one box only): â–¡ the shareholder has completed the Canada Revenue Agency’s Form NR-301—Declaration of Eligibility for Benefits Under a Tax Treaty for a Non-Resident Person*, which is included with this Letter of Transmittal, or â–¡ die shareholder has not completed or provided Form NR-301—Declaration of Eligibility for Benefits Under a Tax Treaty for a Non-Resident Person**:

â–¡ The shareholder is not the Beneficial Owner of the tendered shares, there is only one Beneficial Owner and either (please check one box only): â–¡ the Beneficial Owner has completed the Canada Revenue Agency’s Form NR-301—Declaration of Eligibility for Benefits Under a Tax Treaty for a Non-Resident Person,* which is included with this Letter of Transmittal; or â–¡ the Beneficial Owner lias not completed or provided Form NR-301—Declaration of Eligibility for Benefits Under a Tax Treaty for a Non-Resident Person;** or â–¡ The shareholder is not the Beneficial Owner of the tendered shares, there is more than one Beneficial Owner and (please check all applicable boxes): â–¡ the Beneficial Owners holding tendered shares have completed the Canada Revenue Agency’s Form NR-301—Declaration of Eligibility for Benefits Under a Tax Treaty for a Non-Resident Person,* and these Forms, together with Schedule A,** are included with this Letter of Transmittal; and/or tendered shares have not completed the Beneficial Owners holding or provided Form NR-301. ** * Partnerships or Hybrid Entities must complete Form NR-302 or Form NR-303, as applicable. ** FAILURE TO PROVIDE THIS INFORMATION WILL RESULT IN THE APPLICATION OF A 25% WITHHOLDING TAX RATE TO A DEEMED DIVIDEND ARISING PURSUANT TO THE OFFER, IF OIFOGA ANY.

BOX J STATUS AS U.S. SHAREHOLDER (Please check the appropriate box) Indicate whether or not you arc a U.S. shareholder or are acting on behalf of a U.S. shareholder by placing an “X” in the applicable box below. A U.S. shareholder is any holder of shares that is either (a) providing an address in Box M (or, if completed, either Box F or Box G) that is located within the United States or any territory’ or possession thereof or (b) a U.S. person for United States federal income tax purposes as defined in “Important U.S. Tax Information for U.S. Shareholders” below. â–¡ The person signing this Letter of Transmittal is not a U.S. shareholder and is not acting on behalf of a U.S. shareholder. â–¡ The person signing this Letter of Transmittal is a U.S. shareholder or is acting on behalf of a U.S. shareholder. If you are a U.S. shareholder or acting on behalf of a U.S. shareholder, then in order to avoid U.S. backup withholding, you must generally complete the enclosed IRS Form W-9. If you are a U.S. shareholder but you are not a U.S. person for U.S. federal income tax purposes, then you must complete the appropriate IRS Form W-8 to avoid backup withholding. If you require an IRS Form W-8, please contact the Depositary or download the appropriate IRS Form W-8 at wmv.irs.gov. BOX K â–¡ Check here if certificates for tendered shares are being delivered pursuant to a Notice of Guaranteed Delivery previously sent to the Depositary’’ and complete the following: Name(s) of Registered Owner(s) Date of execution of Notice of Guaranteed Delivery Name of Eligible Institution Which Guaranteed Delivery In the case of any inconsistency between the terms of this Letter of Transmittal and Notice of Guaranteed Delivery previously sent, the election on the Notice of Guaranteed Delivery previously sent shall prevail.

BOX L WIRE PAYMENT* + “PLEASE NOTE THAT THERE IS A CS50 BANKING FEE ON WIRE PAYMENTS. ALTERNATIVELY, CHEQUE PAYMENTS ARE ISSUED AT NO ADDITIONAL COST ! IF WIRE DETAILS ARE INCORRECT OR INCOMPLETE, THE DEPOSITARY WILL ATTEMPT TO CONTACT YOU AND CORRECT THE ISSUE. HOWEVER, IF THE DEPOSITARY CANNOT CORRECT THE ISSUE PROMPTLY, A CHEQUE WILL BE AUTOMATICALLY ISSUED AND MAILED TO THE ADDRESS ON RECORD. NO FEES WILL BE CHARGED Please provide email address and phone number in the event that the Depositary needs to contact you for corrective measures: **Beneficiary Address **Province/State **Postal Code/Zip Code **Beneficiary Bank/Financial Institution PLEASE ONLY COMPLETE THE APPLICABLE BOXES BEL0W; AS PROVIDED BY YOUR FINANCIAL INSTITUTION. YOU ARE NOT REQUIRED TO COMPLETE ALL BOXES Bank Institution Number **Bank Account Number Transit/Routing Number SWIFT Code ** Mandatory fields EMAIL ADDRESS: PHONE NUMBER:

BOX M SHAREHOLDER(S) SIGN HERE (See Instructions 1 and 8) Must be duly executed by registered owner(s) exactly as name(s) appeals) on certificate(s) or on a DRS position listing or Canadian ESPP or DRIP statement by person(s) authorized to become registered owner(s) by certificate(s) and documents transmitted with this Letter to Transmittal. If signature is by attorney-in-fact, executor, administrator, trustee, guardian, officer of a corporation or other legal representative acting in a fiduciary or representative capacity, please set forth die full title. See Instruction 8. Authorized Signature(s): BOX N SIGNATURE GUARANTEE (See Instructions 1 and 8) Authorized Signature (Guarantor) Name; Title: Firm: Address (Shareholder^) or Legal Representative) (Include Postal Code or Zip Code) (Shareholder(s) or Legal Representative) Name(s) Capacity’ Area Code and Telephone Number Email Address Date: Address (Include Postal Code or Zip Code) Area Code and Telephone Number TIN; SSN; SIN U.S. shareholders must provide their Taxpayer Identification No. or Social Security No. and complete IRS Form YV-9; Canadian shareholders must provide their Social Insurance No. Date

BOX O LOST, STOLEN, OR DESTROYED CERTIFICATES If your lost certificate(s) forms part of an estate or trust, or are valued at more than C$200,000.00, please contact the Depositary for additional instructions. Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, w’hich is a crime. Premium Calculation: Number of lost shares X C$1.6785 = Premium Payable $ NOTE: Payment NOT required if premium is less than $5.00 The option to replace your certificate by completing this Box O will expire on November 28, 2018. After this date, shareholders must contact the Depositary’ for alternative replacement options, i enclose my certified cheque, bank draft or money order payable to the Depositary. STATEMENT OF LOST CERTIFICATES: The undersigned (solitarily, jointly and severally, if more than one) represents and agrees to the following: (i) the undersigned is (and, if applicable, the registered owner of the originat(s), at the time of their death, was the lawful and unconditional owner of the original(s) and is entitled to the full and exclusive possession thereof; (ii) the missing certificate(s) representing the original(s) have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (iii) a diligent search for the certificate(s) has been made and they have not been found; and (iv) the undersigned makes this statement for the purpose of transferring or exchanging the original(s) (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to surrender the certificates) representing the original(s) for cancellation should the undersigned, at any time, find the certificates). The undersigned hereby agrees, for itself and its heirs, assigns and personal representatives, in consideration of the transfer or exchange of the original(s), to completely indemnify, protect and hold harmless the Company, the Depositary, Aviva Insurance Company of Canada, each of their lawful successors and assigns, and any other party to the transaction (the “Obligees”), from and against all losses, costs and damages, including court costs and attorneys’ fees that they may be subject to or liable for in respect of the cancellation and/or replacement of the original(s) and/or the certificate(s) representing the original(s) and/ or the transfer or exchange of the originals represented thereby, upon the transfer, exchange or issue of the originals and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a fee of C$1.6785 per common share is payable by the undersigned. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada. Forming Part of the Terms of the Offer 1. Signature Guarantees.

Forming Part of the Terms of the Offer 1. Signature Guarantees. No guarantee of a signature is required if either: (a) this Letter of Transmittal is duly executed by the registered holder of the shares tendered with this Letter of Transmittal exactly as the name of the registered holder appears on the share certificate or the DRS, Canadian ESPP or DRIP position tendered hereby, and payment and delivery- are to be made directly to such registered holder pursuant to the information provided in Box M above; or (b) such shares are tendered for the account of a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (each such entity, an Eligible Institution). Members of these programs are usually7 members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the Financial Industry7 Regulatory’ Authority or banks and trust companies in the United States. In till other cases, an Eligible Institution must guarantee all signatures on this Letter of Transmittal by completing Box N — “Signature Guarantee”. See Instruction 8 in tliis Letter of Transmittal. 2. Delivery of Letter of Transmittal and Certificates; Guaranteed Delivery Procedures. Certificates for all physically tendered shares, together with a properly completed and duly executed Letter of Transmittal, or, in the case of a book-entry transfer, a Book-Entiy Confirmation through the CDSX system (in the case of shares held in CDS) or an Agent’s Message (in the case of shares held in DTC), and any other documents required by this Letter of Transmittal, should be hand delivered, couriered or mailed to the Depositary at the appropriate address set forth herein and must be received by the Depositary by the Expiration Date (as defined in the Offer to Purchase and Circular). Shareholders whose certificates arc not immediately available or who cannot deliver certificates for shares and all other required documents to the Depositary’ by the Expiration Date, may only tender its shares by or through any Eligible Institution by properly completing and duly executing and delivering a Notice of Guaranteed Delivery substantially in the form provided (or an executed facsimile thereof) by the Company through the Depositary (indicating the type of tender and, in the case of an Auction Tender, (the price at which shares are being tendered) to the Depositary by the Expiration Date, which must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery, and by otherwise complying with this guaranteed delivery procedure as set forth in the Offer to Purchase and Circular under “Procedure for Depositing Shares”. Pursuant to such guaranteed delivery7 procedure, the certificates for all physically tendered shares, as well as a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) or book-entry Confirmation or Agent’s Message in lieu thereof, relating to such shares, with signatures guaranteed if so required in accordance with this Letter of Transmittal, and all other documents required by this Letter of Transmittal, must be received by the Toronto. Ontario office of the Depositary7 before 5:00 p.m. (Toronto time) on or before the second trading day on the Toronto Stock Exchange after the Expiration Date. The guaranteed delivery procedures provided for in the Notice of Guaranteed Delivery are not available for shareholders wishing to deposit shares pursuant to a Proportionate Tender or the Qualifying Holdco Alternative.

The Notice of Guaranteed Delivery may be hand delivered, couriered or transmitted by facsimile transmission to the Toronto, Ontario office of the Depositary listed in the Notice of Guaranteed Delivery , and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery . For shares to be validly tendered pursuant to the guaranteed delivery procedure, the Depositary must receive the Notice of Guaranteed Delivery by the Expiration Date. Notwithstanding any other provision hereof, payment for shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such shares, a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such shares, with signatures that are guaranteed if so required, and any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, a Book-Entry Confirmation through the CDSX system (in the case of shares held in CDS) or an Agent’s Message (in the case of shares held in DTC). The tender information specified in a Notice of Guaranteed Delivery by a person completing such Notice of Guaranteed Delivery will, in all circumstances, take precedence over the tender information that is specified in the related Letter of Transmittal that is subsequently tendered. The method of delivery of all documents, including certificates for shares, is at the election and risk of the tendering shareholder. Delivery is only effective upon receipt by the Depositary. If delivery is by mail, registered mail, properly insured, is recommended, and it is suggested that mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date. The Company will not purchase any fractional shares, nor will it accept any alternative, conditional or contingent tenders except as specifically permitted by the Offer to Purchase and Circular. All tendering shareholders, by execution of this Letter of Transmittal (or a manually executed photocopy of it), waive any right to receive any notice of the acceptance of their tender. 2. Inadequate Space. If the space provided in any Box is inadequate, attach a separate signed document to this Letter of Transmittal. 3. Partial Tenders and Unpurchased Shares. If fewer than all of the shares evidenced by any certificate or by any DRS, Canadian ESPP or DRIP positions are to be tendered, fill in the number of shares which are to be tendered in the box entitled “Partial Tender” in Step 3, In such case, if any tendered shares are purchased, a new certificate and/or DRS. Canadian ESPP and/or DRIP position for the remainder of the shares evidenced by the old certificale(s) and/or DRS, Canadian ESPP and/or DRIP position will be issued and sent to the address indicated in Box M unless otherwise indicated under Box F or Box G on this Letter of Transmittal, promptly after the Expiration Date. All shares represented by the certificate(s) or DRS, Canadian ESPP or DRIP position(s) listed and delivered to the Depositary arc deemed to have been tendered unless otherwise indicated. A shareholder making a Proportionate Tender will be required to tender a sufficient number of shares to maintain the shareholder’s proportionate equity ownership in the Company assuming the Purchase Price is the minimum price of US$42.00 per share. For all Proportionate Tenders, a new certificate and/or DRS, Canadian ESPP and/or DRIP position for the portion of the shares that are not purchased pursuant to the Offer will be sent to the registered holder at the address specified in Box M unless otherwise indicated under Box F or Box G on this Letter of Transmittal, promptly after the Expiration Date. 4. Indication of Type of Tender; Indication of Price at Which Shares are being Tendered. To tender shares, the shareholder must complete Box A—“Type of Tender” on this Letter of Transmittal or, if applicable, on the Notice of Guaranteed Delivery, indicating whether he or she is tendering shares pursuant to an Auction Tender (Box B) or a Purchase Price Tender or a Proportionate Tender (Box C). Only one box may be checked. If more than one box is checked or if no box is checked, all shares identified above will be deemed to have been tendered pursuant to the Purchase Price Tender. The same shares cannot be tendered, unless previously properly withdrawn as provided in the Offer to Purchase and Circular, pursuant to Auction Tenders at more than one price. Shareholders may deposit different shares pursuant to Auction Tenders and Purchase Price Tenders but cannot make an Auction Tender and/or Purchase Price Tender as well as a Proportionate Tender. However, if a shareholder desires to tender shares in separate lots at a different type of tender for each lot. such shareholder must complete a separate Letter of Transmittal (or Book-Entry Confirmation or Agent’s Message, as the case may be) or, if applicable, a Notice of Guaranteed Delivery for each lot which the shareholder is tendering. A shareholder who makes an invalid Proportionate Tender, including by tendering an insufficient number of shares, will be deemed to have made a Purchase Price Tender. (b) For shares to be properly tendered pursuant to an Auction Tender, the shareholder must complete Box B — “Auction Tender Price (in U.S. Dollars) per Share at Which Shares Are Being Tendered” on this Letter of Transmittal indicating the price per share (in increments of US$0,25 per share) at which the shareholder is tendering shares. A shareholder wishing to tender different portions of Ms or her shares pursuant to Auction Tenders at different prices must complete a separate Letter of Transmittal (or Book-Entiy Confirmation or Agent’s Message, as the case may be) for each price at which he or she wishes to tender each such portion of his or her shares. The same shares cannot be tendered pursuant to Auction Tenders (unless previously withdrawn as provided in the Offer to Purchase and Circular under Withdrawal Rights”) at more than one price. (c) No price can be specified by a shareholder making a Purchase Price Tender or a Proportionate Tender. If a shareholder checks “Purchase Price Tender” or “Proportionate Tender” under Box A “Type of Tender” and indicates a price per share in Box B “Auction Tender”, there is no proper tender of shares. (d) For shares to be properly tendered pursuant to a Proportionate Tender, the shareholder must complete Box C—“Proportionate Tender” on this Letter of Transmittal indicating the total number of shares they own. A registered shareholder who makes a Proportionate Tender must deposit either all of its shares or a sufficient number of shares to satisfy the shareholder’s Proportionate Tender. This number of shares can be calculated by multiplying the total number of shares owned by the shareholder by 0.3062 (rounded down to the nearest whole number of shares). A non¬registered shareholder who wishes its nominee to make a Proportionate Tender must deposit all of its shares. If a non-registered shareholder wishes to become a registered shareholder in order to make a Proportionate Tender by depositing only a sufficient number of shares, the shareholder should immediately contact its investment dealer, stock broker, bank, trust company or other nominee in order to take the necessary steps to have its shares registered in the shareholder’s name prior to tendering shares pursuant to the Offer. A shareholder who makes an invalid Proportionate Tender, including by tendering an insufficient number of shares, will be deemed to have made a Purchase Price Tender. 6. Odd Lots. As described in the Offer to Purchase and Circular under “Number of Shares. Pro-ration”, if the Company is to purchase less than till shares tendered by the Expiration Date, the shares purchased first will consist of all shares so tendered by any shareholder who will own beneficially, as of the close of business on the Expiration Date, an aggregate of fewer than 100 shares and who tenders all of his or her shares under Auction Tenders at or below the Purchase Price or under Purchase Price Tenders. This preference will not be available unless Box D — “Odd Lots” is completed. Proportionate tenders or partial tenders will not be accepted from Odd Lot Holders

7. Currency of Payment. All amounts payable under the Offer will be paid in U.S. dollars. However, shareholders can elect to use the Depositary’s currency exchange services to convert such payment of the Purchase Price into Canadian dollars by checking Box E — “Currency Election”. The exchange rate that will be used to convert payments from U.S. dollars into Canadian dollars will be the rate available from Computershare Trust Company of Canada, in its capacity as foreign exchange service provider, on the date on which the funds are converted, which rate will be based on the prevailing market rate on such date. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be borne solely by the shareholder wishing to receive payment in Canadian dollars. Computershare Trust Company of Canada will act as principal in such currency conversion transactions. 8. Signatures on Letter of Transmittal, Stock Power and Endorsements. (a) If Box M in this Letter of Transmittal is signed by the registered owner(s) of the shares tendered hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate without any change whatsoever. (b) If the shares arc registered in the names of the two or more joint owners, each such owner must sign in Box M in this Letter of Transmittal. (c) If any tendered shares are registered in different names on several certificates, it will be necessary to complete, sign, and submit as many separate Letters of Transmittal as there are different registrations of certificates. (d) When this Letter of Transmittal is duly executed by the registered owner(s) of the shares listed and transmitted hereby, no endorsements of certificate(s) representing such shares or separate stock powers are required unless payment is to be made, or the certificates for shares or DRS. Canadian ESPP or DRIP positions not tendered by the undersigned or not purchased by the Company, are to be issued, to a person other than the registered owner(s). Any signature(s) required on such certificates or stock powers must be guaranteed by an Eligible Institution. If this Letter of Transmittal is duly executed by a person other than the registered owner of the certificate(s) listed, the certificates or DRS. Canadian ESPP or DRIP positions must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered owner(s) appear(s) on the certificate or the DRS. Canadian ESPP or DRIP position, and signatures on such certificate(s) or stock power(s) must be guaranteed by an Eligible Institution, An ownership declaration, which can be obtained from the Depositary, must also be completed and delivered to the Depositary. See Instruction 1 in this Letter of Transmittal. (a) If this Letter of Transmittal or any certificates or stock powers arc duly executed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or any other legal representative acting in a fiduciary’ or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to the Company or the Depositary of their authority to so act. 9. Special Payment and Delivery Instruction. The undersigned may identify a person other than the person identified in Box M to whom the shares, certificates and/or DRS, Canadian ESPP and/or DRIP position should be issued by completing Box F. Such share certificates and/or DRS, Canadian ESPP and/or DRIP position will be sent to the address indicated in Box M (unless otherwise indicated in Box F or Box G), unless a cheque evidencing payment for shares tendered is to be held by the Depositary for pick-up as indicated in Box H — “Hold for Pick-Up” on this Letter of Transmittal, in which case, the share certificate will also be held for pick-up

The undersigned may elect to receive payment for shares tendered via a wire transfer instead of a cheque, by completing Box L — “Wire Payment”. 10. Irregularities. All questions as to the number of shares to be taken up, (lie price to be paid therefore, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of shares. will be determined by the Company, in its sole discretion acting reasonably, which determination will be final and binding on all parties, absent a finding to the contrary by a court of competent jurisdiction. The Company reserves the absolute right to reject any or all tenders of shares determined by if in its sole discretion not to be in proper form or completed in accordance with the Instructions herein and in (he Offer or the acceptance for payment of, or payment for. which may, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of any particular shares. No tender of shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Company, the Depositary, the Dealer Managers nor any other person will be obligated to give notice of defects or irregularities in notices of withdrawal, nor shall any of them incur any liability for failure to give any such notice. The Company’s interpretation of the terms and conditions of the Offer (including this Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding absent a finding to the contrary by a court of competent jurisdiction. 11. Questions and Requests for Assistance and Additional Copies. Questions and requests for assistance may be directed to the Depositary, the Information Agent or an applicable Dealer Manager at their respective addresses and telephone numbers set forth below . Additional copies of the Offer to Purchase and Circular and this Letter of Transmittal and copies of the Notice of Guaranteed Delivery may be obtained from the Depositary, the Information Agent or from the undersigned’s local broker, dealer, commercial bank, or trust company. The Depositary for the Offer is: The Dealer Managers for the Offer in Canada are: Computer share Trust Company of Canada 100 University’ Avenue, 8th Floor Toronto. Ontario M5J2Y1, Canada Merrill Lynch Canada Inc. Brookfield Place Bay/Wellington Tower 181 Bay Street, Suite 400 Toronto, Ontario, M5J 2V8 Canada Telephone: 1-416-369-7400 Toll Free in Canada and the U.S.: 1-800-564-6253 Outside North America: 1-514-982-7888 The Information Agent, for the Offer is: TD Securities Inc. 66 Wellington Street West, 9th Floor Toronto, Ontario, M5K 1A2 Canada Telephone: 1-416-308-4894 The Dealer Manager for the Offer in the United States is: Kingsdale Advisors 130 King St West Suite 2950 Toronto, Ontario M5X 1E2 Toll Free in Canada and the U.S.: 1-866-851- 3215 Outside North America: 41.6-867-2272 Merrill Lynch, Pierce, Fenner & Smith Incorporated Bank of America Tower at One Bryant Park New York, New York, 10036 United Stales

12. Tax Residency—Canadian Withholding Tax. Canadian Resident Shareholders To ensure that non-resident withholding tax is not withheld in respect of tendered shares beneficially owned by a person resident in Canada for purposes of the Tax Act (referred to as a Canadian Resident Beneficial Owner), (he shareholder must certify in Section 1 of Box I that the Canadian Resident Beneficial Owner is a resident of Canada. Canadian Resident Beneficial Owners and shareholders holding tendered shares on behalf of a Canadian Resident Beneficial Owner are only required to complete Section 1 of Box I. Non-Canadian Resident Shareholders Non-resident withholding tax may apply in respect of shares beneficially owned by a person who is not resident in Canada for purposes of the Tax Act (referred to as a Non-Canadian Resident Beneficial Owner). Non-Canadian Resident Beneficial Owners and shareholders holding shares on behalf of a Non-Canadian Resident Beneficial Owner are required to complete Sections I and II of Box I. Applicability of a Tax Treaty Non-resident withholding tax will generally apply at a rate of 25% to certain amounts paid or deemed to be paid (including a deemed dividend arising under the Offer, if any) in respect of shares beneficially owned by persons not resident in Canada for purposes of the Tax Act. unless a tax treaty is applicable to reduce the withholding tax rate. Non-Canadian Resident Beneficial Owners will be subject to withholding tax at 25% on any relevant amounts unless the information indicated in Section II of Box I is properly completed and provided along with this Letter of Transmittal. If the shareholder is the Beneficial Owner of the tendered shares, the shareholder must complete Form NR- 301 (or, in the case of a partnership or hybrid entity. Form NR-302 or NR-303, as applicable) in order to claim the benefits under a tax treaty. If the shareholder is not the Beneficial Owner of the tendered shares. the shareholder must obtain from each Beneficial Owner wishing to claim the benefits under a tax treaty a completed Form NR-301 (or. in the case of a partnership or hybrid entity. Form NR-302 or NR-303, as applicable), and if there is more than one Beneficial Owner, the shareholder must also complete Schedule A. Shareholders who do not properly complete and provide Form NR-301 (or, in the case of a partnership or hybrid entity, Form NR-302 or NR-303, as applicable) and Schedule A (if applicable), will be assumed to be subject to 25% non-resident withholding tax rate on any relevant amounts. 13. Governing Law. The Offer and any agreement resulting from the acceptance of the Offer will be governed by and consented in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. 14. Privacy Notice. The Depositary has a Privacy Statement that is available at www.computershare.com or in writing or by telephone using the telephone number and address provided above in this Letter of Transmittal. IMPORTANT: This Letter of Transmittal or a manually signed photocopy of it (together with certificates for shares or DRS, Canadian ESPP or DRIP positions and all other required documents) or the Notice of Guaranteed Delivery, where applicable, must be received by the Depositary on or before the Expiration Date unless shares are properly tendered by a Book-Entry Confirmation through the CDSX system (in the case of shares held in CDS) or an Agent’s Message (in the case of shares held in DTC) on or before the Expiration Date.

IMPORTANT U.S. TAX INFORMATION FOR U.S. SHAREHOLDERS For purposes of this Letter of Transmittal, a U.S. person is a beneficial owner of shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the United States, (b) a corporation, partnership, or other entity classified as a corporation or partnership for U.S. federal income tax purposes that is created or organized in or under the laws of the United States, or any political subdivision thereof or therein, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes, or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control ail substantial decisions of such trust. To avoid backup withholding of U.S. federal income tax on payments pursuant to the Offer, a U.S. shareholder depositing shares must, unless an exemption applies, provide the Depositary with such holders correct taxpayer identification number (TIN) or employer identification number (EIN), certify under penalties of perjury that such TIN or EIN is correct (or that such holder is waiting for a TIN or FIN to be issued), and provide certain other certifications by completing the IRS Form W-9 included in this Letter of Transmittal, If a U.S. shareholder does not provide his, her or its correct TIN or EIN or fails to provide the required certifications, the IRS may impose certain penalties on such holder, and payments to such holder pursuant to the Offer may be subject to backup withholding at a rate currently equal to 24%. All U.S. shareholders tendering, shares pursuant to the Offer should complete and sign the IRS Form W-9 to provide the information and certifications necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Depositary). To the extent that a U.S. shareholder designates another U.S. person to receive payment, such other person may be required to provide a properly completed IRS Form W-9. Backup withholding is not an additional tax. Rather, the amount of the backup withholding may be credited against the U.S. federal income tax liability of the person subject to the backup withholding. If backup withholding results in an overpayment of tax, a refund can he obtained by the U. S. shareholder by timely providing the required information to the IRS. If a U.S. shareholder has not been issued a TIN or EIN and has applied for a TIN or EIN or intends to apply for a TIN or EIN in the near future, then the U.S. shareholder should write “Applied For” in the space for the TIN or EIN in Part I of IRS Form W-9 and should sign and date the form. If the Depositary has not been provided with a properly certified TIN or EIN by the time of payment, backup withholding will apply. If the shares are held in more than one name or are not in the name of the actual owner, consult the instructions, on the enclosed IRS Form W-9 for guidance on which name and TIN or EIN to report. Certain U.S. shareholders (such as corporations and individual retirement accounts) are not subject to backup withholding but may be required to provide evidence of their exemption from backup withholding Exempt U.S. shareholders should enter the appropriate exempt payee code on IRS. Form W-9. See the enclosed IRS Form W-9 for instructions. A U.S. shareholder that is not a U.S. person and is not acting on behalf of a U.S. person should not complete TRS Form W-9. Instead, to establish an exemption from backup withholding, such U.S. shareholder should properly complete and submit an IRS Form W-8BEN, W-8BEN-E, W-81MY, W-8ECI, or W-8EXP, as applicable, attesting to such exempt status. An appropriate IRS Form W-8 may be obtained from the Depositary or on tire IRS website (wvyw./rxgov). ALL U.S. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE HOW THE FOREGOING BACKUP WITHHOLDING AND REPORTING REQUIREMENTS APPLY TO THEM WITH REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

TO BE COMPLETED BY A SHAREHOLDER HOLDING SHARES ON BEHALF OF MORE THAN ONE NON-CANADIAN RESIDENT BENEFICIAL OWNER CLAIMING BENEFITS UNDER A TAX TREATY Name of Non-Canadian Resident Beneficial Owner Number of Tendered Shares Held Total If you are a shareholder that holds shares for more than one Non-Canadian Resident Beneficial Owner (hat wishes to claim treaty benefits, please provide the name and number of shares held by each such Non-Canadian Resident Beneficial Owner. The name of each Non-Canadian Resident Beneficial Owner should match the name on the corresponding Form NR-301—Declaration of Eligibility for Benefits Under a Tax Treaty for a Non-Resident Person* that you are submitting with this Letter of Transmittal. Attach an additional schedule if more space is needed. * Partnerships or Hybrid Entities must complete Form NR-302 or Form NR-303, as applicable.

Use a black pen. Print in CAPITAL letters inside the grey areas as shown in this example. Form NR301—Declaration of eligibility for benefits under a tax treaty for a non-resident taxpayer Dear Shareholder: Please read the reverse for directions on completing this form. Non-Canadian Tax Identification Number Your Country of Residence Type of Income Being Declared Other â–¡ Interest Dividends, Trust Income Specify income type and/or Royalties Recipient Type(s) and Canadian Tax Number(s) Complete this section only if you have a Canadian Tax Number Individual â–¡ | | Corporation Enter your corporation’s business number. â–¡ Trust Enter your Canadian Social Insurance Number or individual tax number. Enter the trust’s account number. T Certification and Undertaking This form must be signed and dated for us to accept as proper certification. • I certify that the information given on this form is correct and complete. • I certify that the non-resident taxpayer is the beneficial owner of all income to which this form relates. • I certify that to the best of my knowledge and based on the factual circumstances the non-resident taxpayer is entitled to the benefits of the tax treaty between Canada and the country of residence indicated in “Your Country of Residence”, on the type of income being declared. • I undertake to immediately notify the payer through which I derive income, and to whom I am submitting this form, of any changes to the information provided on this form. Sign Here Signature of non-resident taxpayer or authorized person Name and Position/Title of authorized person Date (mm/dd/yyyy) Send this form to Computershare. Do not send to the Canada Revenue Agency. TOCQ 4NR301 + 27

Important Information Why should I complete this form? It is Computershare’s responsibility to withhold and remit Part XIII tax at the appropriate rate and you are liable for any deficiency. For this reason, a completed form NR301 will allow us to apply a reduced rate of withholding tax, if applicable, otherwise, the highest rate will be remitted to the Canada Revenue Agency (CRA). Is this the right form for me? Use this form if you are a non-Canadian taxpayer residing in a country with whom Canada has a tax treaty, and you are eligible to receive the reduced rate of tax or exemption provided by the treaty on all or certain income, and you: • receive income subject to Part XIII withholding tax, such as investment income, pension, annuities, royalties, and estate or trust income, and the withholding tax rate is reduced by the tax treaty, or • are completing forms T2062, Request by a Non-Resident of Canada for a Certificate of Compliance Related to the Disposition of Taxable Canadian Property or T2062A, Request by a Non-Resident of Canada for a Certificate of Compliance Related to the Disposition of Canadian Resource or Timber Resource Property, Canadian Real Property (Other Than Capital Property), or Depreciable Taxable Canadian Property to request a certificate of compliance for the disposition of treaty protected property, or • derive income of any kind through a partnership or hybrid entity and it asks you to complete form NR301 to support a declaration by the partnership or hybrid entity. Do not use this form: • to support exemptions from tax under Article XXI of the Canada—U.S. tax treaty. You must apply to the CRA for a Letter of Exemption. Refer to guide T4016, Exempt U.S. Organizations—Under Article XXI of the Canada—United States Tax Convention; • to support exemptions under a tax treaty that does not tax pension income if the total amount received from all payers is less than a certain threshold amount, or in other situations where form NR5, Application by a Non-Resident of Canada for a Reduction in the Amount of Non-Resident Tax Required to be Withheld, is applicable. See guide T4061, NR4—Non-Resident Tax Withholding, Remitting, and Reporting for more information on pension exemptions. In these cases, you have to file form NR5 to receive a letter authorizing a reduction in withholding tax on pension income; • to support exemptions from Part XIII withholding tax that are provided for in the Income Tax Act, such as fully exempt interest as defined in subsection 212(3); to support arm’s length interest payments that are not captured by paragraph 212(1)(b); or to support reductions of the Part XIII withholding tax on rental income when the non-resident makes an election under Section 216. In these circumstances, you do not complete this form, since the exemption or reduction is in the Income Tax Act rather than in one of Canada’s tax treaties. For more information on the NR302 and NR303 Forms, please go to http://www.cra-arc.gc.ca/formspubs/frms/nr301-2-3-eng.html Instructions on completing this form Non-Canadian Tax Identification Number: Enter the tax identification number that you use in your country of residence, if you have one. For individuals who are resident in the United States, this is your Taxpayer Identification Number (TIN). Your Country of Residence: Indicate your country of residence. You must be a resident of the country as defined in the tax treaty between Canada and that country. Type of Income Being Declared: Enter the types of income being paid for which you are eligible for tax treaty benefits (such as an exemption from tax in Canada or a reduced withholding tax rate). Note: Income, including interest and dividend income, paid by a trust (other than a deemed dividend paid by a Specified Investment Flow- Through trust to which subsection 104(16) applies) to a non-resident is considered “trust income” under the Income Tax Act and Canada’s tax treaties. Recipient Type and Canadian Tax Number: Tick the appropriate type of non-resident taxpayer and provide a Canadian tax number, if you have one. Certification and Undertaking: This form must be signed and dated by: • the non-resident taxpayer in the case of an individual; • an authorized officer in the case of a corporation; • the trustee, executor, or administrator if the person completing the form is a trust; • an authorized partner in the case of a partnership. Joint Partnerships or Multiple Name Registrations: Complete one form per holder in the partnership or registration. If no business reply envelope is enclosed, Computershare please return the completed form to: 100 University Ave, 8th Floor Toronto Ontario M5J 2Y1 Privacy Notice: Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you—from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, Social Insurance Number (SIN) or Taxpayer Identification Number (TIN), securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. Computershare may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, www.computershare.com, or by writing to us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. We will use your SIN/TIN for income reporting. We may also ask for your SIN/TIN as an identification-security measure if you call or write to request service on your account; however you may decline this usage. Computershare will use the information you are providing in order to process your request and will treat your submission of this form as your consent to us so doing

Use a black pen. Print in CAPITAL letters inside the grey areas as shown in this example. Form W-9 Request for Taxpayer Identification Number and Certification Dear Shareholder: Our records indicate that your U.S. Social Security Number or Employer Identification Number is not certified. If this Form W -9 Is not completed and returned, your account may be subject to backup withholding at the applicable tax rate on all dividends and sale proceeds. For joint tenant accounts, the TIN provided must belong to the first owner listed above to avoid backup withholding. A Taxpayer Identification Number (TIN) Enter your TIN for the above registered name and address in the appropriate box. For individuals, this is your Social Security number (SSN). For other entities, it is your Employer Identification Number (EIN). COMPLETE ONLY ONE BOX. Social Security Number Employer Identification Number 1 OR B Federal Tax Classification Limited Liability Company or Other Classification If you are an LLC or Other Classification, do not complete this form. You must complete an IRS Form W-9. This form can be found on the IRS website at www.irs.gov. See “Limited Liability Company or Other Classification” on the back of this form for more information. â–¡ “C Exemptions C Corporation S Corporation Partnership Trust/ Estate Check appropriate box (required); check only ONE of the following boxes Individual/ Sole Proprietor or Single- Member LLC Note: For a single-member LLC that is disregarded, check the appropriate box below for the tax classification of the single-member owner. Exempt Payee Code (if any) If you are exempt from backup withholding, enter in this box any code that may apply to you. See Exempt Payee Codes on the back of this form. Exemption from FATCA Reporting Code (if any) If you are exempt from FATCA Reporting, enter in this box any code that may apply to you. See Exemption from FATCA Reporting Codes on the back of this form. D| Certification Under penalties of perjury, I certify that: 1. The number shown on this form is my correct Taxpayer Identification Number, and 2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and 3. I am a U.S. citizen or other U.S. person (defined on reverse). 4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct (defined on reverse). Certification Instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. This form must be signed and dated for us to accept as proper certification. SIGN HERE Mere Signature of U.S. Person-Please keep signature within the box Date (mm/dd/yyyy) Daytime Telephone Number Send form to Computershare. Do not send to the IRS. TQCQ 4 U S W 9 + 29 or commodities required to register in the United States, the District of Columbia, or a possession of the United States 7. A futures commission merchant registered with the Commodity Futures Trading Commission 8. A real estate investment trust 9. An entity registered at all times during the tax year under the Investment Company Act of 1940 10. A common trust fund operated by a bank under section 584(a) 11. A financial institution 12. A middleman known in the investment community as a nominee or custodian 13. A trust exempt from tax under section 664 or described in section 4947 Exemption from FATCA Reporting The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. A. An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37) B. The United States or any of its agencies or instrumentalities C. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities D. A corporation the stock of which is regularly traded on one or more established securities markets, as described in Reg. section 1.1472-1(c)(1)(i) E. A corporation that is a member of the same expanded affiliated group as a corporation described in Reg. section 1.1472-1(c)(1)(i) F. A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered under the laws of the United States or any state G. A real estate investment trust H. A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940 I. A common trust fund as defined in section 584(a) J. A bank as defined in section 581 K. A broker L. A trust exempt from tax under section 664 or described in section 4947(a)(1) M. A tax exempt trust under a section 403(b) plan or section 457(g) plan Definition of a U.S. Person. For federal tax purposes, you are considered a U.S. person if you are: • An individual who is a U.S. citizen or U.S. resident alien, • A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, • An estate (other than a foreign estate), or • A domestic trust (as defined in Regulations Section 301.7701-7). Please return the completed form to: tomp^rst^re 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1

How to complete this form Backup Withholding The Internal Revenue Service (IRS) requires us to withhold taxes for the applicable rate of backup withholding for U.S. persons without a W-9 tax certification who are not otherwise exempt. Parties acting as disbursement agents, such as Computershare, must withhold and pay to the IRS the applicable tax rate of such payments under certain conditions. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, dividends, broker and barter exchange transactions, and royalties. Supplying us with your correct Taxpayer Identification Number (TIN), and signing this form will generally allow you to receive your payments without being subject to backup withholding. Failure to supply your TIN, or supplying us with an incorrect TIN, could result in a $50.00 penalty being assessed by the IRS. Receipt of a completed Form W -9 will discontinue backup withholding unless otherwise required. Taxpayer Identification Social Security Number (SSN) - If you are completing this on behalf of one of these Employer Identification Number - If you are completing this on behalf of one of these parties, include the appropriate Social Security Number, as indicated below. entities, include the appropriate Employer Identification Number, as indicated below. 1. Individual (The Individual) 7. Disregarded entity not owned by an individual (The owner) 2. Two or more individuals (joint account) (The actual owner, or if combined funds, the 8. A valid trust, estate, or pension trust (Legal entity) first individual on the account) 9. Corporation or LLC electing corporate status on Form 8832 or Form 2553 3. Custodian account of a minor (Uniform Gift to Minors Act or Uniform Transfers to (The corporation) Minors Act) (The minor) 10. Association, club, religious, charitable, educational or other tax exempt organization 4. a. The usual revocable savings trust (Grantor is also trustee) (The organization) (The grantor-trustee) 11. Partnership or multi-member LLC (The partnership) b. So-called trust account that is not a legal or valid trust under state law 12. A broker or registered nominee (The broker or nominee) (The actual owner) 13. Account with the Department of Agriculture in the name of a public entity 5. Sole proprietorship (The owner) (The public entity) 6. Grantor trust filing under Optional Form 1099 Filing Method 1 (The grantor) 14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (The trust) Limited Liability Company or Other Classification If you are a Limited Liability Company or Other entity, complete an IRS Form W-9 found on the IRS website www.irs.gov. Be sure to include the information required in the IRS instructions for a Limited Liability Company (LLC) or for Other entities on page 2. Return the completed form to the address below. Exempt Payee Code Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends. Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions. Note: if you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding. 1. An organization exempt from tax under section 501 (a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2) 2. The United States or any of its agencies or instrumentalities 3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities 4. A foreign government or any of its political subdivisions or instrumentalities 5. A corporation 6. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States 7. A futures commission merchant registered with the Commodity Futures Trading Commission 8. A real estate investment trust 9. An entity registered at all times during the tax year under the Investment Company Act of 1940 10. A common trust fund operated by a bank under section 584(a) 11. A financial institution 12. A middleman known in the investment community as a nominee or custodian 13. A trust exempt from tax under section 664 or described in section 4947 Exemption from FATCA Reporting The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. A. An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37) B. The United States or any of its agencies or instrumentalities C. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities D. A corporation the stock of which is regularly traded on one or more established securities markets, as described in Reg. section 1.1472-1(c)(1)(i) E. A corporation that is a member of the same expanded affiliated group as a corporation described in Reg. section 1.1472-1(c)(1)(i) F. A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered under the laws of the United States or any state G. A real estate investment trust H. A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940 I. A common trust fund as defined in section 584(a) J. A bank as defined in section 581 K. A broker L. A trust exempt from tax under section 664 or described in section 4947(a)(1) M. A tax exempt trust under a section 403(b) plan or section 457(g) plan Definition of a U.S. Person. For federal tax purposes, you are considered a U.S. person if you are: • An individual who is a U.S. citizen or U.S. resident alien, • A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, • An estate (other than a foreign estate), or • A domestic trust (as defined in Regulations Section 301.7701-7). Please return the completed form to: tomp^rst^re 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1

01FOZA

THIS IS NOT A LETTER OF TRANSMITTAL

Offer to purchase for cash up to US$9.0 billion in value

of common shares of Thomson Reuters Corporation at a Purchase Price of not less than US$42.00 and not more than US$47.00 per common share

NOTICE OF GUARANTEED DELIVERY

for Tender of Common Shares of

THOMSON REUTERS CORPORATION

Pursuant to the Offer to Purchase Dated August 28, 2018

THE OFFER EXPIRES AT 11:59 P.M. (TORONTO TIME) ON OCTOBER 2, 2018 UNLESS THE OFFER

IS WITHDRAWN OR EXTENDED.

As set forth in the Offer to Purchase dated August 28, 2018 and the accompanying Circular (the “Offer to Purchase and Circular”) of Thomson Reuters Corporation (the “Company”), this Notice of Guaranteed Delivery or one substantially equivalent hereto must be used to tender common shares (“shares”) of the Company pursuant to the Company’s offer to purchase for cash up to US$9.0 billion in value of common shares at a Purchase Price of not less than US$42.00 and not more than US$47.00 per common share if a shareholder wishes to deposit shares pursuant to the Offer and cannot deliver certificates for such shares, or the book-entry transfer procedures cannot be completed, prior to 11:59 p.m. (Toronto time) on October 2, 2018 (as it may be extended, the “Expiration Date”), or time will not permit all required documents to reach Computershare Trust Company of Canada, as depositary, by the Expiration Date. This Notice of Guaranteed Delivery may not be used to make a Proportionate Tender of shares or deposit shares pursuant to the Qualifying Holdco Alternative. This Notice of Guaranteed Delivery may be hand delivered, couriered or transmitted by e-mail transmission to the office of the Depositary set forth below. PLEASE DO NOT PASSWORD PROTECT THE DOCUMENTS WHEN SENDING VIA E-MAIL TRANSMISSION.

Offices of the Depositary, Computershare Trust Company of Canada, for this Offer:

By Mail	By Hand, Courier or Registered Mail

Computershare Trust Company of Canada P.O. Box 7023 31 Adelaide Street E Toronto, Ontario M5C 2K4 Canada Attention: Corporate Actions	Computershare Trust Company of Canada 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1 Canada Attention: Corporate Actions

E-mail Address: depositoryparticipant@computershare.com Toll Free in Canada and the U.S.: 1-800-564-6253 Outside North America: 1-514-982-7888

TO:	THOMSON REUTERS CORPORATION (referred to as the Company)
AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA (referred to as the Depositary)

Delivery of this Notice of Guaranteed Delivery to an address, or e-mail transmission of this Notice of Guaranteed Delivery to an e-mail address, other than as set forth above, does not constitute a valid delivery.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in Box N — Signature Guarantee in the Letter of Transmittal.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used and not defined in this Notice of Guaranteed Delivery have the meanings ascribed to them in the Offer to Purchase and Circular that accompanies this Notice of Guaranteed Delivery.

The undersigned hereby tenders to Thomson Reuters Corporation, upon the terms and subject to the conditions set forth in the Offer to Purchase and Circular, the related Letter of Transmittal and this Notice of Guaranteed Delivery (which together constitute the “Offer”), receipt of which is hereby acknowledged, the number of shares indicated below pursuant to the guaranteed delivery procedure set forth in the Offer to Purchase and Circular under “Procedure for Depositing Shares”.

  Number of common shares tendered in the Offer by this Notice of Guaranteed Delivery: ____________________________________

DO NOT SEND SHARE CERTIFICATES WITH THIS FORM

The Eligible Institution which completes this Notice of Guaranteed Delivery must communicate the guarantee to the Depositary and must deliver (i) the Letter of Transmittal and certificates for shares or (ii) in the case of a book-entry transfer, a Book-Entry Confirmation through the CDSX system (in the case of shares held in CDS) or an Agent’s Message (in the case of shares held in DTC), to the Depositary within the time period shown herein. Failure to do so could result in a financial loss to such Eligible Institution.

The undersigned understands and acknowledges that payment for common shares deposited and accepted for payment pursuant to the offer will be made only after timely receipt by the Depositary of certificate(s) or DRS statement(s) for such shares, a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) or, in the case of a book-entry transfer, a Book-Entry Confirmation through the CDSX system (in the case of shares held in CDS) or an Agent’s Message (in the case of shares held in DTC), relating to such common shares, with the signatures guaranteed if required, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on or before the second trading day on the TSX after the Expiration Date. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Company or the Depositary to persons depositing common shares regardless of any delay in making payment for any common shares or otherwise, including any delay in making payment to any person using the guaranteed delivery procedures, and that payment for common shares deposited pursuant to the guaranteed delivery procedures will be the same as that for common shares delivered to the Depositary on or prior to the Expiration Date, even if the common shares to be delivered pursuant to the guaranteed delivery procedures set forth in Section 5 of the Offer to Purchase – “Procedure for Depositing Shares”, are not so delivered to the Depositary at such date and, therefore, payment by the Depositary on account of such common shares is not made until after the date the payment for the deposited common shares accepted for payment pursuant to the offer is to be made by the Company.

All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery is irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

SHAREHOLDER SIGNATURE(S)

Signatures of Shareholders(s)

Name(s) of Registered Shareholder(s) (print or type)	Address(es)
Postal Code/Zip Code
Date	Daytime Telephone Number

GUARANTEE

(Not to be used for signature guarantees)

The undersigned, a Canadian Schedule 1 chartered bank, a member firm of a recognized stock exchange in Canada or a U.S. financial institution (including most U.S. banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program (STAMP), the New York Stock Exchange Medallion Signature Program (MSP) or the Stock Exchanges Medallion Program (SEMP), guarantees to deliver to the Depositary at its address set forth above the certificate(s) or DRS statement(s) representing the shares tendered hereby, in proper form for transfer, with delivery of a properly completed and duly executed Letter of Transmittal (or manually signed photocopy thereof) or, in the case of a book-entry transfer, a Book-Entry Confirmation through the CDSX system (in the case of shares held in CDS) or an Agent’s Message (in the case of shares held in DTC), and any other required documents, on or before 5:00 pm (Toronto time) on the second Trading Day after the Expiration Date. As used herein, a “Trading Day” means a day on which trading occurs on the Toronto Stock Exchange.

The guarantor institution that completes this form must communicate the guarantee to the Depositary and must deliver the tendered common shares to the Depositary within the time period stated herein. Failure to do so could result in financial loss to such guarantor institution.

Name of Firm:	Authorized Signature:
Address of Firm:	Name:
(Please type or print)

(Postal Code or Zip Code)	Title:
Area Code and Telephone No.:	Dated:

The undersigned understands that it should indicate whether the common shares are deposited pursuant to an Auction Tender or Purchase Price Tender by completing Box A captioned “Type of Tender”. If you do not make a valid Auction Tender or Purchase Price Tender, you will be deemed to have made a Purchase Price Tender.

The guaranteed delivery procedures provided for herein are not available for shareholders wishing to deposit shares pursuant to a Proportionate Tender or the Qualifying Holdco Alternative.

The tender information specified in this Notice of Guaranteed Delivery will, in all circumstances, take precedence over any inconsistent tender information that is specified in any related Letter of Transmittal that is subsequently deposited.

BOX A TYPE OF TENDER

Check only one box. If more than one box is checked or if no box is checked, all shares identified above will be deemed to have been tendered pursuant to the Purchase Price Tender. Shares are being tendered hereby pursuant to:

☐ An Auction Tender (Please complete Box B)	☐ A Purchase Price Tender

BOX B
AUCTION TENDER
PRICE (IN U.S. DOLLARS) PER SHARE
AT WHICH SHARES ARE BEING
TENDERED

In addition to checking “Auction Tender” in Box A above, this box MUST be completed if shares are being tendered pursuant to an
Auction Tender.

Check the appropriate box to indicate the Auction Tender price.

Check only one box. If more than one box is checked or if no box is checked, all shares identified above will be deemed to have been tendered pursuant to the Purchase Price Tender.

☐ US$42.00 ☐ US$42.25 ☐ US$42.50 ☐ US$42.75 ☐ US$43.00 ☐ US$43.25 ☐ US$43.50 ☐ US$43.75 ☐ US$44.00 ☐ US$44.25 ☐ US$44.50	☐ US$44.75 ☐ US$45.00 ☐ US$45.25 ☐ US$45.50 ☐ US$45.75 ☐ US$46.00 ☐ US$46.25 ☐ US$46.50 ☐ US$46.75 ☐ US$47.00

BOX C

ODD LOTS

(See Instruction 6 of the Letter of Transmittal)

To be completed ONLY if shares are being tendered by or on behalf of persons beneficially owning an aggregate of fewer than 100 shares as of the close of business on the Expiration Date.

The undersigned either (check one):

☐	will be the beneficial owner of an aggregate of fewer than 100 shares as of the close of business on the Expiration Date, all of which are tendered, or

☐

is a broker, dealer, commercial bank, trust company or other nominee that (i) is tendering, for the beneficial owners thereof, shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner will own an aggregate of fewer than 100 shares as of the close of business on the Expiration Date and is tendering all such shares.

BOX D

CURRENCY ELECTION

(See Instruction 7 of the Letter of Transmittal)

To be completed ONLY if shareholder elects to receive the Purchase Price of tendered shares purchased in the Offer in Canadian dollars (check if applicable).

☐

The undersigned wishes to receive the Purchase Price of the tendered shares purchased in the Offer in Canadian dollars and acknowledges that the exchange rate that will be used to convert payments from U.S. dollars into Canadian dollars will be the rate available from Computershare Trust Company of Canada, in its capacity as foreign exchange service provider, on the date that the funds are converted, which rate will be based on the prevailing market rate on such date. The risk of any fluctuations in exchange rates, including risks relating to the particular date and time at which funds are converted, will be borne solely by the shareholder wishing to receive payment in Canadian dollars.

All cash payments will be made in U.S. dollars, unless shareholders elect to use the Depositary’s currency exchange services to convert their payment into, and have such payment made in, Canadian dollars by checking the box above. If you do not check the above box, your payment will be made in U.S. dollars.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The Issuer has filed the following as Exhibits to this Schedule:

Exhibit Number

99.1	Audited consolidated financial statements as at December 31, 2017 and December 31, 2016, and the related consolidated income statement and statements of comprehensive income, cash flow and changes in equity for each of the years ended December 31, 2017 and 2016, together with the accompanying auditor’s report thereon (incorporated by reference to the Issuer’s Form 40-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission on March 16, 2018) (File No. 001-31349)

99.2	Management’s discussion and analysis for the year ended December 31, 2017 (incorporated by reference to the Issuer’s Form 40-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission on March 16, 2018) (File No. 001-31349)

99.3	Annual report dated March 16, 2018 for the year ended December 31, 2017 (which constitutes an annual information form) (incorporated by reference to the Issuer’s Form 40-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission on March 16, 2018) (File No. 001-31349)

99.4	Unaudited consolidated interim financial statements for the three and six months ended June 30, 2018 (incorporated by reference to the Issuer’s Form 6-K furnished to the Securities Exchange Commission on August 10, 2018) (File No. 001-31349)

99.5	Management’s discussion and analysis for the three and six months ended June 30, 2018 (incorporated by reference to the Issuer’s Form 6-K furnished to the Securities Exchange Commission on August 10, 2018) (File No. 001-31349)

99.6	Management proxy circular dated April 19, 2018 relating to the Issuer’s annual and special meeting of shareholders held on June 6, 2018 (incorporated by reference to the Issuer’s Form 6-K furnished to the Securities and Exchange Commission on April 19, 2018) (File No. 001-31349)

99.7	Material change report dated February 5, 2018 (incorporated by reference to the Issuer’s Form 6-K furnished to the Securities and Exchange Commission on February 5, 2018) (File No. 001-31349)

99.8	Material change report dated August 27, 2018 (incorporated by reference to the Issuer’s Form 6-K furnished to the Securities and Exchange Commission on August 27, 2018 (File No. 001-31349)

99.9	Press release dated August 27, 2018 (incorporated by reference to the Issuer’s Form 6-K furnished to the Securities and Exchange Commission on August 27, 2018 (File No. 001-31349)

99.10	Exemptive Relief Decision of the Ontario Securities Commission dated August 22, 2018

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings.

(a) The Issuer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The Issuer also undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the Issuer’s securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

Item 2. Consent to Service of Process.

(a) Concurrently with the filing of this Schedule, the Issuer is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the Issuer’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Issuer.

PART IV

SIGNATURES

By signing this Schedule, the person filing the Schedule consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 13E-4F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THOMSON REUTERS CORPORATION

By:	/s/ Erin Brown
	Name:	Erin Brown
	Title:	Treasurer

Date: August 28, 2018